

13003018





MARTHA STEWART LIVING OMNIMEDIA, INC.

2012 ANNUAL REPORT

>NOTICE OF 2013 ANNUAL MEETING

>PROXY STATEMENT

>ANNUAL REPORT ON FORM 10-K

>AMENDMENT NO. 1 ON FORM 10-K/A



A Letter From
Martha Stewart and
Daniel Taitz

Dear Stockholders,

During the past year, we took important steps to position Martha Stewart Living Omnimedia's businesses to take advantage of the exciting opportunities ahead. The foundation of these efforts comprises our expanding, profitable merchandising operation and a media business that is evolving to deliver our content to consumers wherever and however they want to engage with it.

The steps we have taken to position MSLO are vital for the company's future, but we also know that they will only prove successful if we produce financial returns for stockholders that are commensurate with the value we provide consumers. It is up to us to deliver those returns, and we are proud of the work we have done to make the difficult but necessary decisions to move MSLO forward.

Over the past year, our design team has worked tirelessly to create thousands of beautifully designed products, which are offered at retail stores around the country. Our products generate more than $1 billion in annual sales at retail. We remain the #1 home brand at Macy's, and we are in the midst of a category expansion at Home Depot, with whom we renewed our partnership in 2012. Last year, we also launched our innovative home-office products line with Avery, sold exclusively at Staples. We continue to expand our Martha Stewart Crafts product line, and we are excited by the growth of our Martha Stewart Pets line at PetSmart.

This year, we launched a new line of product offerings, including MarthaCelebrations, MarthaPantry, MarthaWindow, MarthaRugs, MarthaLighting, and MarthaMirrors at 600 jcpenney locations. At the time of this writing, we are working toward an orderly conclusion of the litigation with Macy's related to our partnership with jcpenney. We are optimistic that whatever the legal outcome, it ultimately will be good both for our consumers and our partners, who all benefit from broader access to high-quality, well-designed, and affordable products for the home.

In our media businesses, we are focused on delivering our content across all the platforms where consumers want to engage. In order to reach consumers in the ever-changing media landscape, we have continued to evolve, augmenting our content across all

platforms to ensure a heightened user experience, whether the medium is mobile, online, television, radio, video, magazines, and books. *Martha Stewart Living* and *Martha Stewart Weddings* magazines remain leaders in their categories. With a reinvigorated advertising sales force focused on these titles and our digital offerings, we're beginning to see more major advertisers come on board to reach our engaged base of consumers, who are now reading both the print and tablet versions of the magazines. We are also pleased that the industry recognizes the wonderful quality of our magazines, as evidenced by *Martha Stewart Living*'s winning the coveted General Excellence award, given by the American Society of Magazine Editors in May 2013.

We published our 79th book, *Living the Good Long Life*, a practical guide to healthy living and "successful aging" this spring. The book taps into a deep need in our society for trusted information and advice about nutrition, exercise, health, and well-being for older people. We're delighted that it quickly became a best seller.

In June 2013, we launched a redesigned *MarthaStewart.com,* which expands our ability to reach a broader audience. We changed the architecture of the site to create more paths for action and to build on the engagement we are already seeing on our site, which averaged approximately 8.7 million unique monthly visitors in last year's fourth quarter. In video, we served more than 26 million video views during the 2012 holiday season on *MarthaStewart.com* and the partner networks we have assembled with AOL, Hulu, and others. Short-form video programming—as seen in our *Everyday Food With Sarah Carey* series, in which Sarah presents an easy-to-prepare dinner idea every day—is a cost-effective medium for delivering how-to content that is both useful and engaging.

In television, we've taken the important strategic step of exiting the production of live-television programming, shifting our emphasis to a cost-effective use of the medium to reinforce brand awareness and deliver quality how-to content. In the fall of 2012, we launched *Martha Stewart's Cooking School* on PBS. The show's first season, available in nearly all of PBS's 189 markets, ranked #1 among public-television cooking shows. We're following up this year with a second season, as well as with *Martha Bakes*, which premiered on PBS in April 2013.

Last year, we launched an ambitious initiative called American Made, a celebration of the artists, craftspeople, entrepreneurs, and small-business owners who inspire us with their creative passion, determination, and grit. From our earliest days as a company, we have championed authenticity and originality, quality and attention to detail, handmade artisanship and respect for local resources—and that's what American Made is all about. Initiatives like American Made define what we believe our brands represent to

consumers: creativity, innovation, quality, and value. More than ever, these principles are alive within our company. Together with the steps we have taken to position MSLO for improved performance, these principles will be critical to our future success.

We would like to thank everyone within the MSLO organization, as well as our stockholders, for their support of our efforts. We would also like to thank our Board of Directors for their support and guidance, and in particular Charlotte Beers and Frederic Fekkai, who are retiring from service this year. We have benefited greatly from their wisdom and experience.

Sincerely,



Martha Stewart

Founder & Non-Executive Chairman



Daniel Taitz

Interim Principal Executive Officer

NOTICE OF 2013

ANNUAL MEETING OF STOCKHOLDERS

AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA, INC.



July 17, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc. Our 2013 Annual Meeting will be held on Thursday, August 27, 2013 at 9:00 a.m., New York City time. You will be able to attend the 2013 Annual Meeting and vote during the meeting via live webcast by visiting *www.virtualshareholdermeeting.com/mso2013* when you enter your 12-digit Control Number.

As permitted by the rules of the Securities and Exchange Commission, we are also pleased to be furnishing our proxy materials to stockholders primarily over the Internet. We believe this process expedites stockholders' receipt of the materials, lowers the costs of our annual meeting, and conserves natural resources. On July 17, 2013, we mailed our stockholders a notice containing instructions on how to access our Proxy Statement and Annual Report for the fiscal year ended December 31, 2012 and vote online. The notice also included instructions on how you can receive a paper copy of the proxy materials, including the notice of annual meeting, Proxy Statement and proxy card. If you received your proxy materials by mail, the notice of annual meeting, Proxy Statement and proxy card from our Board of Directors were enclosed. You will find your 12-digit Control Number on your notice or your proxy card, depending on which you received.

At this year's stockholders' meeting, you will be asked to elect six directors to our Board of Directors and to approve the material terms of the performance goals that may apply to performance-based awards under the Martha Stewart Living Omnimedia Inc. Omnibus Stock and Option Compensation Plan. You will also be asked to cast an advisory vote to approve named executive officer compensation. Our Board of Directors unanimously recommends a vote FOR each of the nominees, FOR approval of the performance goals, and FOR approval of named executive officer compensation.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received.

I am very much looking forward to our 2013 Annual Meeting of Stockholders.

Sincerely,

Daniel Taitz
Interim Principal Executive Officer

601 West 26th Street New York, New York 10001 (212) 827-8000

MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On August 27, 2013

To the Stockholders:

The 2013 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held Thursday, August 27, 2013 at 9:00 a.m., New York City time. Visit *www.virtualshareholdermeeting.com/mso2013* to attend the 2013 Annual Meeting online, vote your shares electronically and submit questions during the meeting. Be sure to have your 12-digit Control Number to enter the meeting. The meeting will be held for the following purposes:

1. To elect six directors to our Board of Directors, each to hold office until our 2014 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To approve the material terms of the performance goals that may apply to performance-based awards under the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Stock Plan");
3. To cast a non-binding advisory vote to approve named executive officer compensation ("say-on-pay"); and
4. To transact such other business as may properly come before the 2013 Annual Meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on July 2, 2013 are entitled to notice of, and will be entitled to vote at, the 2013 Annual Meeting. A list of those stockholders will be open for examination by any stockholder for any purpose germane to the meeting during the 10-day period preceding the 2013 Annual Meeting at our offices located at 601 West 26th Street, New York, New York, 9th floor, during ordinary business hours and electronically during the 2013 Annual Meeting at *www.virtualshareholdermeeting.com/mso2013* when you enter your 12-digit Control Number.

You have three options for submitting your vote before the 2013 Annual Meeting:

- Internet, through computer or mobile device such as a tablet or smartphone;
- Phone; or
- Mail.

By order of the Board of Directors,

DANIEL TAITZ
Chief Administrative Officer, General Counsel and Secretary

New York, New York
July 17, 2013

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the 2013 Annual Meeting on the Internet, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented.

Please note that we are only mailing a full set of our proxy materials for the 2013 Annual Meeting to those stockholders who specifically request printed copies. If you have only received a Notice Regarding the Availability of Proxy Materials in the mail and wish to request printed copies, please follow the instructions in the Notice.

TABLE OF CONTENTS

	Page
GENERAL INFORMATION	1
PROPOSAL 1 – ELECTION OF DIRECTORS	4
MEETINGS AND COMMITTEES OF THE BOARD	7
COMPENSATION OF NON-EMPLOYEE DIRECTORS	10
DIRECTOR COMPENSATION TABLE	11
INFORMATION CONCERNING EXECUTIVE OFFICERS	13
PROPOSAL 2 – 162(M)	14
PROPOSAL 3 – ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS	17
COMPENSATION COMMITTEE REPORT	18
COMPENSATION DISCUSSION AND ANALYSIS	19
SUMMARY COMPENSATION TABLE	26
GRANTS OF PLAN-BASED AWARDS IN 2012	28
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012	29
OPTION EXERCISES AND STOCK VESTED DURING 2012	31
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	31
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	37
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	39
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	40
REPORT OF THE AUDIT COMMITTEE	46
INDEPENDENT PUBLIC ACCOUNTANTS	47
ANNUAL REPORTS	47
"HOUSEHOLDING" OF PROXY MATERIALS	47
PROPOSALS OF STOCKHOLDERS	48
OTHER MATTERS	48

MARTHA STEWART LIVING OMNIMEDIA, INC.
601 West 26th Street
New York, New York 10001

PROXY STATEMENT

GENERAL INFORMATION

In this Proxy Statement, the terms "we," "us," "our," "the Company" and "MSO" refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

This Proxy Statement is being furnished to holders of our Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2013 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect six directors to our Board of Directors, each to hold office until our 2014 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To approve the material terms of the performance goals that may apply to performance-based awards under the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Stock Plan");
3. To cast a non-binding advisory vote to approve named executive officer compensation ("say-on-pay"); and
4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

ATTENDING THE ANNUAL MEETING

The Company will be hosting the Annual Meeting live via the Internet on Thursday, August 27, 2013. A summary of the information you need to attend the 2013 Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com/mso2013*
- Webcast starts at 9:00 a.m. New York City time
- Stockholders may vote and submit questions while attending the Annual Meeting on the Internet
- Please have your 12-digit Control Number (found on your notice or proxy card) to enter the Annual Meeting
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/mso2013*
- Webcast replay of the Annual Meeting will be available until August 1, 2014

STOCKHOLDER FORUM

Stockholders may access our stockholder forum at *www.theinvestornetwork.com/forum/mso*. The forum provides validated stockholders the ability to learn more about the Company and submit questions in advance of the Annual Meeting. Stockholders may also view the Company's proxy materials, vote through the Internet and access the live webcast of the Annual Meeting through the stockholder forum. To access the forum, you must have available your 12-digit Control Number, which can be found on your notice or proxy card.

SHARES OUTSTANDING AND ENTITLED TO VOTE ON RECORD DATE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on July 2, 2013 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 41,463,479 shares of Class A Common Stock and 25,984,625 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, Founder, Chief Creative Officer and a Non-Executive Chairman of the Board of Directors of the Company. As a result, Ms. Stewart controls the vote on the stockholder matters being submitted to a vote at the Annual Meeting.

INFORMATION ABOUT THIS PROXY STATEMENT

We are furnishing our proxy materials to stockholders primarily over the Internet. On July 17, 2013, we mailed to our stockholders a Notice Regarding the Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and in our Annual Report for the fiscal year ended December 31, 2012 (the "2012 Annual Report"), as well as how to submit your proxy, over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you may request a printed copy of the proxy materials by following the instructions on the Notice. On July 17, 2013, we also began to mail a printed copy of this Proxy Statement, our 2012 Annual Report and form of proxy to certain stockholders who had previously requested printed copies.

VOTING AND REVOCATION OF PROXIES

If you are a stockholder of record, there are three ways to vote by proxy:

- By Internet – You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card.
- By telephone – If you received your proxy materials by mail or if you request paper copies of the proxy materials, stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.
- By mail – If you received your proxy materials by mail or if you request paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on August 26, 2013. Submitting your proxy by any of these methods will not affect your ability to attend the Annual Meeting and vote during the Annual Meeting at *www.virtualshareholdermeeting.com/mso2013*.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you submit proxy voting instructions, the individuals named as proxyholders will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxyholders will vote your shares **FOR** the election of the nominees for director, **FOR** the material terms of the performance goals that may apply to performance-based awards under the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan, and **FOR** approval of named executive officer compensation (say-on-pay), and in the discretion of the proxyholders upon such other matters as may come before the Annual Meeting.

Our Board does not currently intend to bring any business before the Annual Meeting other than the election of directors, the approval of the material terms of the performance goals that may apply to performance-based awards under the Stock Plan, and the advisory vote to approve named executive officer compensation (say-on-pay) and the Board is currently not aware of any other matters expected to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the individuals named as proxyholders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting via the Internet;
- voting again by the Internet or telephone (only the last vote cast by each stockholder of record will be counted), provided that the stockholder does so before 11:59 p.m. Eastern time on August 26, 2013;
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual Meeting, stating that the proxy is revoked; or
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date, which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors set forth in Proposal 1 requires a plurality of the votes cast. Accordingly, the six directorships to be filled at the Annual Meeting will be filled by the six nominees receiving the highest number of votes. Only votes cast FOR a director constitute affirmative votes; votes that are withheld will have no effect on the outcome of the vote.

Proposal 2 (approval of performance terms for covered employees) and Proposal 3 (say-on-pay advisory vote) require the affirmative vote of a majority of the voting power represented by the shares present in person or represented by proxy and entitled to vote on the Proposals. Abstentions will have the same effect as a vote against Proposal 2 and Proposal 3.

Votes that are withheld or that abstain will be counted for purposes of determining whether there is a quorum at the Annual Meeting. Because all of the Proposals are considered non-routine matters, if shares are held in street name, brokers may not vote the shares without specific instructions. These "broker non-votes" will have no effect on the determination of a quorum or the outcome of the vote on any Proposal.

SOLICITATION OF PROXIES AND EXPENSES

We bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES AND DESIGNATED DIRECTORS

Our Board currently consists of eight directors. Six of the eight directors will be determined by the vote of the holders of Common Stock at the Annual Meeting.

At the Annual Meeting, such six directors will be elected by holders of Common Stock to hold office until our 2014 annual meeting of stockholders and until their successors are duly elected and qualified, or until such director's resignation, removal, death or disqualification. Our Nominating and Corporate Governance Committee (the "NCG Committee") is charged with identifying and evaluating individuals qualified to serve as members of the Board and recommending to the full Board nominees for election by holders of Common Stock as directors. We seek directors with established professional reputations and experience in areas relevant to our operations. While we do not have a formal diversity policy for Board membership, the NCG Committee strives to nominate directors with a diversity of skills and expertise in areas that are relevant to our business and activities so that, as a group, the Board will possess the appropriate talent, skills and expertise to oversee the Company's business. Arlen Kantarian, William Roskin, Margaret Smyth and Martha Stewart currently serve as directors of the Company and have been nominated to stand for re-election to the Board. Frederic Fekkai and Charlotte Beers, who currently serve as directors, have informed the Board that they intend to retire from the Board upon conclusion of their term and therefore will not stand for re-election at the Annual Meeting. To fill the vacancies, the Board, based on the recommendations of the NCG Committee, has nominated Daniel W. Dienst and Pierre deVillemejane for first-time election at the Annual Meeting.

The remaining two directors on our Board are designated and elected by J. C. Penney Corporation, Inc. ("J. C. Penney"), the holder of the one share of Series A Preferred Stock (the "Preferred Share") that is outstanding. In June 2013, J. C. Penney designated Robert W. Peterson and Michael Zacharia as directors (the "Series A Designees") and Mr. Peterson and Mr. Zacharia were elected to the Board. As the Series A Designees, Mr. Peterson and Mr. Zacharia will remain on the Board until their successors are appointed by J.C. Penney and elected to the Board. As the holder of 11,000,000 shares of our Class A Common Stock on the Record Date, J. C. Penney is also entitled to vote on the six nominees and each other Proposal. However, under an Investor Rights Agreement with the Company, during a "Standstill Period" that is currently in effect, J. C. Penney is obligated to cause all 11,000,000 shares of Class A Common Stock to be counted as present at the Annual Meeting and to be voted for or against each nominee in the same proportion as the votes cast by the other holders of Common Stock. See "Certain Relationships and Related Person Transactions – Transactions with J. C. Penney."

Set forth below is information as of the date of this Proxy Statement about each of the six nominees and the Series A Designees. The material presented includes information provided by each individual about the individual's age, the positions the individual holds, the individual's principal occupation and business experience for at least the past five years and the names of other publicly held companies for which the individual currently serves as a director or has served as a director during at least the past five years, if any, and information regarding their specific experience, qualifications, attributes and skills that led us to the conclusion that each such individual should serve as a director in light of our business and structure.

Although we do not anticipate that any of the nominees will be unable or unwilling to stand for election, in the event of such an occurrence, your proxies may be voted for a substitute nominee proposed by the Board or, if a substitute nominee cannot be identified, the Board may reduce the size of the Board.

There are no family relationships among directors or executive officers of the Company.

Nominees

Arlen Kantarian – Director, age 60. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working at the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment and Radio City Music Hall, serving from 1988 to 1998. Mr. Kantarian also served as a Vice President, Marketing for the National Football League from 1981 to 1988.

We believe Mr. Kantarian's qualifications to serve on our Board include his experience and leadership roles in companies engaged in the entertainment, media, television and merchandising businesses.

William Roskin – Director, age 71. Mr. Roskin has served as one of our directors since October 2008. In 2009, Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom, Inc. as the senior executive in charge of the human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976. Within the past five years, Mr. Roskin has also served on the boards of Ritz Interactive, Inc. (2005-2010), ION Media Networks, Inc. (2006-2009) and Media and Entertainment Holdings, Inc. (2006-2008).

We believe Mr. Roskin's qualifications to serve on our Board include his experience and leadership roles in media, as well as his specialty in human resources and executive compensation.

Margaret Smyth – Director, age 49. Ms. Smyth has served as one of our directors since January 2012. Ms. Smyth is a skilled global business executive who is the Vice President of Finance for Consolidated Edison, Inc. Prior to this, Ms. Smyth served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of United Technologies Corp., from October 2010 to June 2011. Prior to that, she served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010. Ms. Smyth served as Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth has previously held financial leadership positions at Deloitte & Touche and Arthur Andersen. In addition, she currently serves on the Board of Directors of Vonage Holdings Corporation, is a member of the board of Concern Worldwide, a non-governmental, international humanitarian organization dedicated to reducing suffering worldwide through the elimination of poverty, and was a member of the IFRS Interpretations Committee, IASB in London. Ms. Smyth is also an Aspen Institute Henry Crown Fellow and a member of the National Association of Corporate Directors and Women Corporate Directors.

We believe Ms. Smyth's qualifications to serve on our Board include her financial background and her history of leadership roles at global public companies and accounting firms.

Martha Stewart, Non-Executive Chairman of the Board, Founder and Chief Creative Officer, age 71. Ms. Stewart has served as one of our directors since September 2011 and was elected Non-Executive Chairman of the Board in May 2012. In addition, Ms. Stewart became the Company's Chief Creative Officer in 2012, a role she previously held from 2003 to 2004. In 2010, the Board appointed Ms. Stewart Chief Editorial, Media and Content Officer. Ms. Stewart previously served as Ms. Stewart served as Chairman of the Board from the Company's creation in 1996 until June 2003 when she resigned as a director. She also served as Chief Executive Officer from 1996 until 2003. In March 2004, she resigned and assumed the position of Founder, a non-officer position. In 2004, she was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding and making false statements to federal investigators in connection with the personal sale of non-Company stock. In 2006, Ms. Stewart settled insider trading charges with the SEC related to that same sale and accepted penalties that included a five-year ban from serving as a director of a public company and a five-year limitation on her service as an officer or employee of a public company. Ms. Stewart is the author of numerous books on the domestic arts.

We believe Ms. Stewart's qualifications to serve on our Board include her experience as an entrepreneur, her creative vision and her experience in media and merchandising.

Pierre deVillemejane, age 46. Mr. deVillemejane is a nominee standing for first-time election to our Board at the Annual Meeting. Mr. deVillemejane is currently the Chief Executive Officer and a member of the Board of Directors of WWRD Holdings Limited ("WWRD"), the leading provider of luxury home and lifestyle products sold worldwide under a number of well-recognized brands, including Waterford, Wedgwood, Royal Doulton, Royal Albert, Minton and Johnson Brothers. Prior to joining WWRD in March 2009, Mr. deVillemejane was an Advisor at KPS Capital Partners, LP from February 2008. Prior to this, Mr. deVillemejane held several executive roles at Speedline Technologies, which he joined in 1992, including President and Chief Executive Officer from 2003 to 2007. Mr. deVillemejane previously held leadership roles at L'Oreal SA.

We believe Mr. deVillemejane's qualifications to serve on our Board include his extensive career in retail and the consumer/luxury goods industry and a broad set of brand management, merchandising, marketing, sales, financial and strategic skills.

Daniel W. Dienst, age 46. Mr. Dienst is a nominee standing for first-time election to our Board at the Annual Meeting. From March 2008 through June 2013, Mr. Dienst served as Executive Director and Group Chief Executive Officer of Sims Metal Management Limited ("Sims Metal") where he was also a member of each of the Safety, Health, Environment & Community Committee, the Nomination/Governance Committee and the Finance & Investment Committee. Mr. Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, which merged with Sims Metal in March 2008. From January 1999 to January 2004, Mr. Dienst served in various capacities with CIBC World Markets Corp., including Managing Director of the Corporate and Leveraged Finance Group. From October 1995 to March 1998, he served in various capacities with Jefferies & Company, Inc., and served as its Vice President for Corporate Finance and Restructurings. Mr. Dienst has also served as Chairman of the Board of Metals, USA, Inc. before its sale to an affiliate of Apollo Management LP in 2005.

We believe Mr. Dienst's qualifications to serve on our Board include his extensive and broad business experience, including significant senior management experience in finance and international operations and his corporate governance experience gained through business experience and service on a public company board.

OUR BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE.

The Series A Designees

Robert W. Peterson – Director, age 45. Mr. Peterson has served as one of our directors since June 2013. Mr. Peterson is currently the Senior Vice President of Corporate Strategy for JCP, responsible for identifying and evaluating key business and growth opportunities and strategic alliances, as well as long-range planning. Mr. Peterson is also a member of JCP's Executive Board. Prior to joining JCP in July 2012, Mr. Peterson spent nearly 20 years at Piper Jaffray Companies, where he held several senior leadership roles, most recently as the global head of equities. Prior to that, he served as the head of private client services. Mr. Peterson currently serves as a board member at Children's Medical Center of Dallas, and previously served as a member of the board of directors at Gillette Children's Specialty Healthcare in St. Paul, Minnesota, as well as a member of the advisory board of the University of Minnesota's Carlson Fund Enterprise.

Mr. Peterson's qualifications to serve on our Board include his extensive corporate and financial management experience, consumer and retail knowledge and his insight into strategic and financial planning.

Michael Zacharia – Director, age 61. Mr. Zacharia has served as one of our directors since June 2013. Mr. Zacharia is currently an executive coach and consultant and previously served as the Executive Vice President for Business Development, General Counsel and Secretary of DFS Group Limited, the world's largest travel retail company, from which he retired in 2007. In addition to his role as a consultant, Mr. Zacharia also currently teaches Cross-cultural Negotiations and Dispute Resolution as an Adjunct Professor of Law at the Straus Institute for Dispute Resolution at the Pepperdine University School of Law. Mr. Zacharia is also the Co-Director of the Pacis Project on Faith Based Diplomacy, a joint venture between Pepperdine University and the International Center for Religion and Diplomacy in Washington D.C. Prior to joining DFS Group Limited in 1995, Mr. Zacharia was a partner at the law firm of Wiley, Rein and Fielding. Mr. Zacharia has also served as the Assistant Secretary of Commerce for Export Administration and also previously served as the Deputy Assistant Secretary of State for International Trade Controls and Special Counsel to the Undersecretary for International Trade in the Commerce Department.

Mr. Zacharia's qualifications to serve on our Board include his global management and executive and leadership roles, consumer focused retail industry experience, and his insight into effective management and executive leadership.

MEETINGS AND COMMITTEES OF THE BOARD

Our Board met a total of twelve times in 2012, and our four ongoing standing Board committees, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Finance Committee, met a combined total of twenty-three times.

Each incumbent director attended more than seventy-five percent of meetings of the Board and of the ongoing standing Board committees on which he or she served in 2012. At the time of our 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"), we had nine directors, all of whom attended the 2012 Annual Meeting telephonically, as it was held via webcast and telephonically. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee, the NCG Committee and the Finance Committee are currently composed of the following members:

	Audit	Compensation	Nominating and Corporate Governance	Finance
Charlotte Beers[(1)]			**Chairperson**	
Frederic Fekkai[(1)]	✓	✓	✓	
Arlen Kantarian		✓	✓	✓
William Roskin	✓	Chairperson		✓
Margaret Smyth	**Chairperson**			**Chairperson**

(1) Not standing for re-election.

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the New York Stock Exchange ("NYSE") listing standards, as well as the criterion related to contributions to non-profit organizations, as described below. We have posted a copy of our Corporate Governance Guidelines, which include our definitions for independence, on our website *(www.marthastewart.com)* under the link for "Investor Relations – Corporate Governance." Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in our Corporate Governance Guidelines and the NYSE listing standards applicable to board composition. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the NCG Committee. The independence standards in our Corporate Governance Guidelines provide that:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.
2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.
4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee.
5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the NCG Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee. A director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

Based on the foregoing standards, the Board determined that each of Charlotte Beers, Frederic Fekkai, Arlen Kantarian, William Roskin and Margaret Smyth is or was independent and has or had no transactions, relationships or arrangements with the Company, except as a director and stockholder of the Company and that each of Pierre deVillemejane and Daniel Dienst will be independent and has or had no transactions, relationships or arrangements with the Company. The Board has determined that Martha Stewart is not independent. From December 2011 until April 15, 2013, J.C. Penney appointed Mr. Michael Kramer and Mr. Daniel Walker to serve on our Board as the Series A Designees. The Board previously determined that Mr. Kramer and Mr. Walker were not independent due to the commercial relationship with J. C. Penney, J. C. Penney's stock ownership in the Company, J. C. Penney's right to elect the Series A Designees and other relevant factors. In June 2013, J.C. Penney appointed Mr. Peterson and Mr. Zacharia to serve on our Board as the Series A Designees. The Board has determined that due to the aforementioned factors, Mr. Peterson and Mr. Zacharia are not independent.

Executive Sessions. The non-management directors and, separately, the independent directors, meet periodically in executive session without management. Our Corporate Governance Guidelines call for at least three such meetings per year of the non-management directors and one such meeting of the independent directors. During 2012, such meetings were chaired by Arlen Kantarian. Our non-management directors and separately, our independent directors, each met five times during 2012.

Board Leadership Structure and Lead Director. Our Corporate Governance Guidelines do not dictate a particular Board structure and the Board has the flexibility to select its Chairperson and our principal executive officer in the manner it believes is in the best interests of our stockholders. Accordingly, the roles of Chairperson and principal executive officer may be filled by one or two individuals. On May 23, 2012, the Board appointed Ms. Stewart Non-Executive Chairman of the Board. From June 6, 2012 until her separation in February 2013, Lisa Gersh served as Chief Executive Officer and President of the Company, reporting to the Board, and as a member of the Board. On January 28, 2013, the Board appointed Mr. Taitz, the Company's Chief Administrative Officer and General Counsel, to the role of interim principal executive officer, effective February 7, 2013. Our current separation of the duties of Chairman of the Board and principal executive officer recognizes the differences between these roles as they are currently defined. The principal executive officer is responsible for setting the strategic direction of the Company and for the day-to-day leadership and performance of the Company, while the Chairperson's function is to lead the Board. Although the Company believes that separating the Chairperson and principal executive officer roles is currently appropriate and in the best interest of its stockholders, the Board maintains its flexibility to combine both roles at any given point to provide appropriate leadership for the Company.

In addition, when the positions of Chairperson and principal executive officer are combined or when the Chairperson is not an independent director, as was the case in 2012, the Company's Corporate Governance Guidelines provide for an independent lead director (the "Lead Director"). The Lead Director's responsibilities include presiding over and setting the agendas for executive sessions of the non-management or independent directors, consulting with the Chairperson regarding the scheduling of Board meetings, overseeing the appropriate flow of information to the Board, acting as a liaison between the non-management directors and management with respect to scheduling and agendas for Board meetings and being available for consultation and communication with stockholders as appropriate. Mr. Kantarian currently serves as our Lead Director.

Stockholders or other interested parties who wish to communicate with a member or members of the Board, including the Lead Director or the non-management or independent directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Board Role in Risk Oversight. Risk management is primarily the responsibility of the Company's management. The Board has oversight responsibility for the processes established to identify, report and mitigate material risks applicable to the Company and has delegated to the Audit Committee its oversight responsibility with respect to financial and accounting risks. The Audit Committee regularly meets and discusses with management, as well as consults the Company's independent registered public account, the Company's major financial risk exposures and the Company's risk assessment and risk management policies and their effectiveness. Each of the Board's other committees also monitors management in evaluating risks that fall within that committee's areas of responsibility. In performing this function, each committee has full access to management. The Board believes that the administration of its risk oversight function has not affected the Board's choice of leadership structure.

AUDIT COMMITTEE

Our Audit Committee currently consists of Ms. Smyth, who serves as its chairperson, Mr. Roskin and Mr. Fekkai. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The Audit Committee met six times during 2012. The Board, in its business judgment, has determined that the members of the Audit Committee meet the independence standards of the NYSE listing standards, the financial literacy requirements for audit committee members of the NYSE listing standards and the independence requirements for audit committee members of the NYSE listing standards, Rule 10A-3(b) as promulgated under the Exchange Act and the SEC rules and regulations. The Board has also determined that Ms. Smyth qualifies as an audit committee financial expert within the meaning of the applicable SEC regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of executive and other compensation as well as bonus and equity incentive plans. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Compensation Committee approves grants of restricted stock, restricted stock units ("RSUs") and options pursuant to the Stock Plan in an aggregate amount of up to 100,000 shares of Class A Common Stock per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors, which it has done from time to time. The Compensation Committee also consults with the principal executive officer regarding executive compensation matters.

The Compensation Committee met eight times during 2012. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the NYSE listing standards and that the members are "non-employee directors" for purposes of the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee during 2012 is or was a non-employee director and was never an officer or employee of the Company or any of its subsidiaries. Mr. Walker, one of the Series A designees during 2012, served briefly on the Compensation Committee in 2012 until the Board determined that he did not meet the independence requirements of the NYSE listing standards. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or on our Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our NCG Committee currently consists of Ms. Beers, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the NCG Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the NCG Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the NCG Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The NCG Committee met four times during 2012. The Board, in its business judgment, has determined that the members of the NCG Committee meet the independence requirements of the NYSE listing standards.

FINANCE COMMITTEE

Our Finance Committee currently consists of Ms. Smyth, who serves as its chairperson, Mr. Kantarian and Mr. Roskin. The primary purpose of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities in the area of financing arrangements, budgets and long-term strategy.

Our Finance Committee became a standing committee in January 2012. The Finance Committee met five times during 2012.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Under the current compensation plan, each non-employee director's annual retainer is $40,000, payable in cash, although each director may elect to receive all or a portion of the retainer in Class A Common Stock. The plan calls for the number of shares to be computed based on the fees the director has elected to be paid in stock, divided by the closing price of a share of Class A Common Stock on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the NCG Committee and Finance Committee is $10,000 each. The annual fee paid to the Chairperson of the Board (if the Chairperson of the Board is a non-employee director), and the chairpersons of the Audit Committee and Compensation Committee is $20,000 each. Effective July 1, 2012, the Board increased the annual fee paid to the Lead Director to $40,000 from $20,000. Meeting fees for non-employee directors are $1,500 for each in-person Board or committee meeting attended and $1,000 for each Board or committee meeting in which the director participates by telephone. The chairperson fees and meeting fees are payable in cash.

On May 23, 2012, the Board increased the number of RSUs received by each non-employee director upon appointment or election/re-election to the Board. Each non-employee director receives RSUs representing the contingent right to one share of our Class A Common Stock equal to $60,000 of value. Prior to the 2012 Annual Meeting, non-employee directors received RSUs equal to $50,000 of value. The RSUs are priced at the closing price of a share of Class A Common Stock on the date of issuance. For grants made to new non-employee directors during the year, the grants are issued on the first business day of the month following a non-employee director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a non-employee director's election or re-election at an annual meeting of stockholders, the grants are issued on the date of such meeting. If a non-employee director is appointed at any point other than the annual meeting of stockholders, the grant is prorated for the period. However, with respect to Ms. Smyth's initial grant in 2012, the grant was not prorated but she instead received a full grant. All grants related to a non-employee director's appointment or election/re-election to the Board vest on the first anniversary of the grant. Grants to non-employee directors are issued pursuant to the Stock Plan.

All directors, including Series A Designees, receive reimbursement of reasonable expenses incurred in connection with participation in Board and committee meetings.

Charles Koppelman served as Non-Executive Chairman until the 2012 Annual Meeting, pursuant to the amended and restated Services Agreement between the Company and Mr. Koppelman, dated April 2, 2012. Thereafter, Mr. Koppelman became an advisor to the Board until the expiration of the agreement on December 31, 2012. For his services, Mr. Koppelman received a cash payment of $7,500 and shares of Class A Common Stock valued at $2,500 on June 30, 2012. On May 23, 2012, Mr. Koppelman was granted 15,151 RSUs, which vested on September 15, 2012.

DIRECTOR STOCK OWNERSHIP GUIDELINES

We have stock ownership guidelines designed to encourage non-employee directors to have an equity interest in the Company and to help align their interests with the interests of stockholders. Except for non-employee directors who have waived their rights to compensation for serving as directors, such as Mr. Peterson, one of the current Series A Designees, each non-employee director must accumulate and hold 5,000 shares within a five-year period. Unvested RSUs or stock options do not count towards satisfying these guidelines.

Non-employee directors who do not meet the ownership test are required to hold 75% of shares that vest (net of shares withheld for tax obligations, if any) until such time as the applicable target is achieved. All of the non-employee director nominees currently satisfy the ownership guidelines and own in excess of 5,000 shares. The following table provides information on the amount of compensation received by our non-employee directors for the year ended December 31, 2012. The Series A Designees during 2012, Mr. Kramer and Mr. Walker, each waived their respective rights to receive compensation for serving as directors. Information regarding the compensation of Ms. Stewart and Ms. Gersh, who served as executive officers as well as directors, is set forth in the Summary Compensation Table included elsewhere in this Proxy Statement.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
Charlotte Beers (3)	73,500	60,000	—	133,500
Frederic Fekkai (4)	82,500	60,000	—	142,500
Arlen Kantarian (5)	112,000	60,000	—	172,000
Charles Koppelman (6)	26,071	—	80,390(11)	106,461
William Roskin (7)	112,500	60,000	—	172,500
Claudia Slacik (8)	28,214	—	—	28,214
Todd Slotkin (9)	42,572	—	—	42,572
Margaret Smyth (10)	95,588	110,000	—	205,588

(1) Amounts represent all fees earned or paid in cash for services as a director, including annual retainer fees, committee chair fees, and meeting fees, as applicable. Also included are fees payable in cash, but forgone at the election of the director in exchange for shares of Class A Common Stock. The grant date fair value of such shares was computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Share Based Payments." For the assumptions used to determine grant date fair value, see Note 8 to our audited financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The number of shares received by each director for retainer fees was equal to the fees payable to the director in Class A Common Stock divided by the applicable closing price of the Class A Common Stock. In 2012, the respective prices per share of the Class A Common Stock were: $3.81 on March 30, 2012, $3.40 on June 29, 2012, $3.07 on September 28, 2012 and $2.45 on December 31, 2012.

(2) Amounts represent the aggregate grant date fair value of stock awards computed in accordance with Topic 718, "Share Based Payments." For the assumptions used to determine grant date fair value, see Note 8 to our audited financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The stock award numbers reflect (i) a grant of $60,000 of grant date fair value of RSUs upon re-election to the Board at the 2012 Annual Meeting, and (ii) in the case of Ms. Smyth, an additional amount of $50,000 of grant date fair value of RSUs on her election to the Board in January 2012. For each of the restricted stock awards made on re-election, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares.

(3) Ms. Beers elected to receive 100% of her retainer in stock or 12,903 shares in 2012. As of December 31, 2012, Ms. Beers had options outstanding for 80,417 shares and 19,417 RSUs.

(4) Mr. Fekkai elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Fekkai had options outstanding for 43,841 shares and 19,417 RSUs.

(5) Mr. Kantarian elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Kantarian had options outstanding for 70,507 shares and 19,417 RSUs.

(6) Mr. Koppelman elected to receive 100% of his retainer in cash in 2012. As of December 31, 2012, Mr. Koppelman had options outstanding for 1,237,500 shares.

(7) Mr. Roskin elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Roskin had options outstanding for 70,151 shares and 19,417 RSUs.

(8) Ms. Slacik elected to receive 75% of her retainer in stock or 1,968 shares in 2012. As of December 31, 2012, Ms. Slacik had options outstanding for 22,059 shares.

(9) Mr. Slotkin elected to receive 25% of his retainer in stock or 656 shares in 2012. As of December 31, 2012, Mr. Slotkin had options outstanding for 80,417 shares.

(10) Ms. Smyth elected to receive 100% of her retainer in cash. As of December 31, 2012, Ms. Smyth had 30,100 RSUs.

(11) Mr. Koppelman received (i) $46,817 of incremental fair value, computed in accordance with FASB ASC Topic 718, of an RSU award modified on May 23, 2012, in connection with Mr. Koppelman's amended and restated services agreement, (ii) $7,500 in cash and $2,500 of grant date fair value of Class A Common Stock, in accordance with his amended and restated services agreement, for services rendered as an advisor to the Board and (iii) $23,573 paid directly to Mr. Koppelman's attorney for reimbursement of legal fees incurred by Mr. Koppelman while serving in his capacity as an advisor to the Board.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The names, ages and certain background information about our executive officers (other than Ms. Stewart, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees"), are set forth below.

Daniel Taitz, age 52, is our Chief Administrative Officer, General Counsel, and Secretary. On January 28, 2013, the Board appointed Mr. Taitz to the position of interim principal executive officer, until such time as the Board appoints a new chief executive officer. Prior to joining the Company, Mr. Taitz was Senior Vice President, Business Affairs at Univision Communications Inc. from May 2008 to August 2011. Mr. Taitz served as General Counsel and Secretary at Oxygen Media, LLC from October 1999 to May 2008, adding the title of Chief Administrative Officer in May 2004. He was previously a partner at the New York law firm of Friedman Kaplan & Seiler LLP and an associate at Willkie Farr & Gallagher.

Kenneth West, age 55, is our Chief Financial Officer and Treasurer. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment LLC, a brand-driven licensing and media company from May 2002 to June 2010. From June 2010 to July 2011, he served as an independent consultant to media and entertainment companies. Prior to May 2002, Mr. West, a certified public accountant, was chief financial officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division.

Patricia Pollack, age 58, is the Senior Executive Vice President, Merchandising. Ms. Pollack joined the Company in August 2008 and served as Executive Vice President of Merchandising until her promotion to Senior Executive Vice President in June 2011. Prior to joining the Company, Ms. Pollack served as Chief Executive Officer of Donna Karan Home from 1999 to 2008 and, prior to that, she was President of Calvin Klein Home. Ms. Pollack previously served as Vice President of licensing and marketing for F. Schumacher & Co. and held managerial positions at global textile mill Fieldcrest Cannon.

Joseph Lagani, age 55, is our Chief Revenue Officer. Prior to joining the Company, Mr. Lagani served as Senior Vice President, Ad Sales at NBC Universal/iVillage from September 2009 to September 2011. From October 2007 to September 2009, Mr. Lagani was Vice President Brand Sales and Vice President/General Manager at Glam Media, Inc. From August 2004 to September 2007, Mr. Lagani was Vice President and Publisher for Conde Nast's *House and Garden*.

Allison Jacques, age 48, is our Senior Vice President, Controller and Principal Accounting Officer. She has served as our Controller since December 2002 and our principal accounting officer since February 2011. She had previously served as the Company's interim principal financial and accounting officer from January 2009 to March 2009 and from February 2011 to September 2011. She served as the Assistant Controller from April 1997, when she joined the Company, to December 2002. From June 1991 until March 1997, Ms. Jacques served in various capacities in the finance department of General Media International, Inc. Prior to that, she worked at Grant Thornton LLP as a certified public accountant.

PROPOSAL 2

APPROVAL OF PERFORMANCE MEASURES UNDER THE STOCK PLAN

The statements made in this Proposal 2 concerning terms and provisions of the Stock Plan are summaries and do not purport to be a complete recitation of the Stock Plan provisions. These statements are qualified in their entirety by express reference to the full text of the Stock Plan. A copy of the Stock Plan is attached to this proxy statement as Appendix A and is incorporated by reference herein.

General

We are asking for stockholders to re-approve the material terms of the performance measures that apply to performance awards granted under the Stock Plan. In order for such awards to qualify as performance-based awards under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), every five years, shareholders must re-approve the performance measures applicable under the Stock Plan. The Stock Plan and the material terms of the performance goals that may apply to performance-based awards under the Stock Plan were initially approved by the Board of Directors on April 1, 2008 and became effective upon approval by stockholders at the Annual Meeting of Stockholders held on May 20, 2008. The Stock Plan was amended in 2012 to increase the number of shares available for award. ***Stockholders are not being asked to approve any amendments to the Stock Plan or to approve the Stock Plan itself under this proposal, but are only asked to re-approve the material terms of the performance measures included in the Stock Plan for compliance with Section 162(m) of the Code.***

The Board believes that it is in the best interests of the Company and its stockholders to provide equity incentive plans under which equity-based compensation awards made to executive officers can be deducted by the Company for federal income tax purposes. The Board and the Compensation Committee believe that equity incentive grants are vital to the interest of the Company its stockholders as such grants play an important role in recruiting and retention of employees, directors and consultants.

The Board of Directors recommends that you vote **FOR** the approval of the material terms of the performance goals that may apply to performance-based awards under the Stock Plan, as described below.

Reason for Proposal

Shareholder re-approval of the material terms of the performance measures under the Stock Plan is required for the Company to fully deduct the amount or value of performance awards, as permitted under Section 162(m) of the Code. Section 162(m) of the Code generally limits to $1 million the deduction available to public companies for compensation paid to its chief executive officer and any of such company's three other most highly compensated executive officers named in the proxy statement, not including the chief financial officer (these individuals are referred to as "covered employees"). This limitation does not apply, however, to "performance-based compensation" as defined under Section 162(m) of the Code.

Performance awards granted under the Stock Plan are intended to qualify as performance-based compensation that would be fully deductible under Section 162(m) of the Code. To qualify, the performance award must be subject to performance measures established by a committee or subcommittee comprised solely of two or more outside directors of the Company (in our case, the Compensation Committee) and the performance measures must be disclosed and approved by the stockholders of the Company. As the Stock Plan was originally approved by stockholders at the 2008 Annual Meeting, to maintain the availability of the deduction under Section 162(m) of the Code for performance-based compensation provided to our covered employees under the Stock Plan for an additional five years, our stockholders must approve the performance goals under the Stock Plan at the 2013 Annual Meeting. If our stockholders do not approve the performance goals under the Stock Plan, performance awards granted pursuant to the Stock Plan may not qualify for the performance-based exemption and may be subject to the $1 million deduction limit, which would result in additional cost to the Company to the extent amounts of compensation paid to covered employees are not deductible.

Plan Summary

The Stock Plan permits the granting of stock options, stock appreciation rights, restricted stock units and restricted stock by the Stock Plan administrator to employees (including executive officers), directors (including non-employee directors) and consultants of the Company and of any parent, subsidiary or affiliate of the Company.

The Compensation Committee administers the Stock Plan with respect to covered employees and the performance award grants intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Compensation Committee may establish performance criteria applicable to any performance award grant. When establishing performance criteria, the Compensation Committee determines the performance period over which performance against the criteria will be measured and the award to be granted based on the level of the performance goal achieved. The Compensation Committee or a separate committee of directors of the Company appointed by the Board of Directors administers the Stock Plan with respect to all other persons and awards.

The Compensation Committee has adopted the criteria listed below, subject to stockholder approval, under which long-term incentive awards (whether such awards take the form of stock, restricted stock units or equivalents or cash) for covered employees (as they may be constituted from time to time, and including persons who may become covered employees between the time of grant and payment of the award) would be performance-based for purposes of exemption from the limitations of Section 162(m) of the Code.

The performance criteria for long-term incentive performance awards made (or paid) to any covered employee shall consist of objective tests based on one or more of the following: (i) EBITDA (the definition of which the Board may adjust in its sole discretion from time to time); (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) write-offs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer satisfaction and changes between years or periods that are determined with respect to any of the above-listed performance criteria. The performance period may not exceed seven calendar years, and may overlap one another. Performance criteria may be measured with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates (each as defined in the Stock Plan) or operating units, corporate, subsidiary or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The formula for any such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date these awards are approved by the Compensation Committee.

Under these terms, no employee, consultant, employee director or, with respect to shares of stock or stock units in lieu of directors' fees, non-employee director, may be awarded any of the following during any fiscal year: (i) stock options covering in excess of 1,500,000 shares; (ii) restricted stock and RSUs covering in excess of 1,500,000 shares; or (iii) stock appreciation rights covering in excess of 1,500,000 shares, subject to an adjustment for the following: (i) outstanding shares, (ii) a declaration of a dividend payable in shares, (iii) a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, (iv) a recapitalization, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), (v) any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company.

As discussed above, awards under these terms will be based upon the Company's future performance, and no incentive compensation under these terms has been awarded or earned by any covered employee in 2012. For an understanding of the size and structure of these awards in the past, see the Outstanding Equity Awards at Fiscal Year-End 2012 table included elsewhere in this Proxy Statement. Nothing in these terms precludes the Compensation Committee from making any payments or granting any awards whether or not such payments or awards qualify for tax deductibility under Section 162(m) of the Code.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS THAT MAY APPLY TO PERFORMANCE-BASED AWARDS UNDER THE MARTHA STEWART LIVING OMNIMEDIA INC. OMNIBUS STOCK AND OPTION COMPENSATION PLAN.

PROPOSAL 3

ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which amended Section 14A of the Exchange Act, enables our stockholders to approve, on an advisory basis, the compensation of the executive officers named in the Summary Compensation Table of this Proxy Statement (the "named executive officers" or "NEOs"), *i.e.*, a say-on-pay vote. In accordance with the wishes expressed by our stockholders, we have determined that such an advisory vote and approval of the compensation of the named executive officers will be conducted on an annual basis. This say-on-pay vote is advisory and therefore non-binding on the Company, the Compensation Committee or our Board of Directors. However, the Compensation Committee and the Board value the input of our stockholders and will consider the outcome of the say-on-pay vote and stockholder concerns, along with other relevant factors, when making compensation decisions.

The Company's compensation philosophy, more fully described elsewhere in this Proxy Statement, including in "Compensation Discussion and Analysis" and related compensation tables, notes and narrative discussion, combines a mix of compensation elements designed to attract, motivate, and retain the executive talent required to achieve our corporate objectives and to encourage the achievement of short and long-term performance goals. To that end, our NEOs receive a mix of base salary, the opportunity to earn an annual bonus and long-term equity awards, all of which are reviewed at least annually by the Compensation Committee. Because of the structure of our compensation packages, a significant portion of our NEOs' total potential compensation can be considered to be "at risk." In addition, the Company has stock ownership and retention guidelines in place to align the interests of our NEOs with stockholder interests. We believe that our compensation policies and practices directly link compensation to our performance and strongly align the interests of our named executive officers with our stockholders.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement by voting "FOR" the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including in the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion, is hereby approved.

OUR BOARD RECOMMENDS A VOTE <u>FOR</u> THIS RESOLUTION.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

William Roskin (Chairperson)
Frederic Fekkai
Arlen Kantarian

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from the current or planned programs summarized in this discussion.

COMPENSATION PHILOSOPHY

Our compensation philosophy for our executive officers other than Ms. Stewart is guided by our belief that achievement of our business goals depends on attracting and retaining executives with an appropriate combination of creative skill and managerial expertise. As is described in greater detail below, Ms. Stewart's compensation is determined based on her contribution as the principal performer on the Company's various media projects and for her personal efforts in promoting the interests of our various retail partners. Throughout this discussion of our compensation programs, references to our philosophy or our compensation program are to the compensation for our executive officers other than Ms. Stewart.

- We provide our senior executives with base salaries commensurate with their backgrounds, skill sets and responsibilities;
- We provide the opportunity to earn annual bonuses that are intended to reward our executives based on the performance of our Company and that of the executive; and
- We make equity awards based primarily on stock options and RSUs that vest over time in order to induce executives to remain in our employ and to align executives' interests with those of our stockholders. We also make equity awards (stock options and RSUs) that only vest when certain performance criteria are achieved (currently we are using enhanced stock price as the performance criteria). We believe these equity compensation packages better align our executives' interests with those of other stockholders and instill a pay for performance approach at our Company.

The Compensation Committee reviews and administers the compensation program for each of our named executive officers ("NEOs"). This includes the talent arrangements for Ms. Stewart. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board–Compensation Committee" above.

Potential adjustments to compensation (i.e., merit increases, market competitive adjustments, etc.) typically are set at a Compensation Committee meeting early in the calendar year after the Board has reviewed performance for the past year and prospects for the year ahead, although compensation decisions may be made throughout the year for a variety of reasons.

The Compensation Committee reviewed a risk assessment of our compensation policies and practices and determined that our compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included:

(1) that our compensation mix for employees, including executives, recognizes that while long-term success is key, annual business, individual performance and adequate fixed compensation are also essential;

(2) that target annual cash incentives are based on adjusted EBITDA (as defined below) and revenue targets and on individual contributions;

(3) that annual cash incentive bonuses of senior executive officers are capped at a maximum of 150% of the target bonus opportunity and that no such target bonus shall exceed 100% of base salary;

(4) that equity and equity-based awards have a retentive element and typically vest ratably over a three- or four-year period in the case of stock options and over a two-, three- or four-year period in the case of RSUs; and that a high percentage of equity awards are based on performance criteria; and

(5) that executives are subject to stock ownership guidelines, linking executives with the long-term interests of stockholders.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Since 2011, we conduct an advisory vote on the compensation of our named executive officers. While this vote is not binding on us, the Board, or the Compensation Committee, we believe that it is important for our stockholders to have an opportunity to vote on this proposal on an annual basis as a means to express their views regarding our executive compensation philosophy, our compensation policies and programs, and our decisions regarding executive compensation, all as disclosed in this Proxy Statement. To the extent there is any significant vote against the compensation of our named executive officers, we will consider our stockholders' concerns and the Compensation Committee will evaluate what actions are necessary to address those concerns.

At the 2012 Annual Meeting, nearly 98% of the votes cast on the advisory vote on executive compensation proposal were in favor of our named executive officer compensation as disclosed in the proxy statement, and as a result our named executive officer compensation was approved. The 98% vote in favor includes the stock ownership and voting control of Martha Stewart, mostly through her ownership of our Class B Common Stock. However, when the shares of Class A Common Stock that voted "against" the compensation of our named executive officers were considered in relation to the total number of shares of Class A Common Stock outstanding on the record date, those disapproving of our approach amounted to approximately 6% of the outstanding shares of Class A Common Stock. The Board and Compensation Committee reviewed these final vote results together with the other factors and data discussed in this Compensation Discussion and Analysis and determined that, given the significant level of support of our approach to compensation by the broader range of stockholders, no changes to our executive compensation policies and decisions were necessary. However, we regularly review our executive compensation to ensure compliance with our pay-for-performance philosophy.

We have determined that our stockholders should vote on a say-on-pay proposal each year, consistent with the recommendation of the Board and the preference expressed by our stockholders. Accordingly, our Board recommends that you vote FOR Proposal 3 at the Annual Meeting. For more information, see "Proposal 3 – Advisory Vote on the Compensation of our Named Executive Officers" in this Proxy Statement.

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Founder

Ms. Stewart's compensation arrangements with the Company are primarily contained in her employment agreement with the Company, which is structured essentially as a talent agreement. Ms. Stewart's talent agreement is reflected in an amended and restated employment agreement, which was initially effective as of April 1, 2009. That agreement was set to expire on March 31, 2012. In 2012, the parties extended that agreement through June 30, 2017. During the extension period, the parties agreed to negotiate mutually acceptable adjustments to the terms of the employment agreement to take effect on July 1, 2013 or before. If the parties were unable to negotiate mutually acceptable terms, the Company could have chosen to have the employment agreement and the original terms continue through June 30, 2017 or to allow the employment agreement to lapse on June 30, 2013. On July 2, 2013, Ms. Stewart and the Company entered into a letter agreement (the "Letter Agreement") which modified certain terms of the employment agreement between Ms. Stewart and the Company effective as of July 1, 2013.

Despite the fact that Ms. Stewart is an executive officer and has primary responsibility for creative decisions within the Company, especially with respect to our various publications, her compensation is structured primarily for her role as the key on-air performer for a host of creative initiatives and her responsibilities on behalf of our merchandising partners. However, because Ms. Stewart's contributions are critical to the performance of the Company, and to reflect her responsibilities as our Chief Creative Officer, Ms. Stewart has an annual incentive opportunity that is based on the same overall financial targets that are established for our NEOs generally.

In 2012, Ms. Stewart's annual talent compensation remained at $2 million, the level provided for in her April 2009 employment agreement. This amount had been determined on the basis of Ms. Stewart's length of service and experience, as well as how critical her services are to the Company. In addition, Ms. Stewart's base salary recognizes her incredible value to the company in providing her creativity and talent to the Company's businesses. Nevertheless, in July 2013, pursuant to the Letter Agreement and effective as of July 1, 2013, Ms. Stewart agreed to reduce her base salary by 10% to 1.8 million as part of the overall effort to return the Company to profitability. It is, we believe, consistent with talent payments made to other celebrities, although there is no published benchmark data for us to rely on. There are, however, from time to time, relatively reliable estimates published in general circulation media as to what similar celebrities earn, as well as some word of mouth estimates, which help to provide a context for negotiating Ms. Stewart's base talent compensation.

The creative initiatives that are dependent on her services as a performer include various Martha Stewart television productions (e.g., Martha Bakes; Martha's Cooking School); video segments on YouTube and other internet channels; her appearances in television commercials for our merchandising partners; her appearances on behalf of the Company on nationally distributed broadcast shows such as the *Today* show; her appearances on cable television broadcasts (e.g., CNBC); and her regularly scheduled radio show on Sirius XM Radio.

In addition to her role as a performer in our creative initiatives, our agreement with Ms. Stewart and her compensation recognizes her role as the creative visionary and caretaker of our brand in the publication of our magazines, websites and books and various merchandising initiatives. She makes a substantial number of public appearances on behalf of our merchandising partners, as well as book signings. There is a fairly constant demand for her time to participate in photo shoots, which are often full–day or multi-day events, as the featured celebrity for our own publications and websites, for our merchandising partners, and for promotional opportunities to further the Martha Stewart brand.

With respect to the various photo shoots, video productions and television interviews that Ms. Stewart is required to participate in for the benefit of the Company, it has historically been the Company's practice to use properties that are beneficially owned by Ms. Stewart. This is because the Martha Stewart brand is often best personified by our use of her properties to demonstrate pet-care, gardening, kitchen layout and equipment, as well as crafts. For this reason, we have negotiated to use these properties pursuant to a separate agreement. Pursuant to the Letter Agreement and effective as of September 15, 2013, Ms. Stewart agreed to reduce payment under this separate agreement by $300,000, to $1.7 million as part of the overall effort to return the Company to profitability. The amounts payable by the Company under this agreement are reported in the All Other Compensation column in the Summary Compensation Table set forth below.

By reason of her unique position as a performer and her unparalleled role in supporting and developing the Martha Stewart brand, which require her to undertake extensive travel, make a substantial number of on-camera and personal appearances and require her to be constantly in the public eye, we pay for a number of expenses to assist Ms. Stewart in fulfilling these Company responsibilities that, under SEC regulations, are required to be reported as perquisites in the All Other Compensation column of the Summary Compensation Table set forth below.

Internal Review

Our executives receive a mix of base salary, the opportunity for performance-based annual bonuses, and long-term equity or equity-based awards. We arrive at total compensation levels by determining appropriate levels for each element. The relative weight of each element is determined by the Compensation Committee based on its assessment of the effectiveness of each element in supporting our short-term and long-term strategic objectives. Base salary and performance-based annual bonuses relate to short-term incentives and encourage executives to focus on key objectives that are critical to the success of the business in the near term; stock options and RSUs, which vest in various proportions over time or at the end of a fixed period (and which are often conditioned upon the achievement of performance metrics or, more commonly, Class A Common Stock price targets), encourage a focus on achieving long-term performance goals and provide an appropriate and necessary balance to our annual incentive plan.

In determining compensation for current NEOs, our Compensation Committee considers many variables, including each executive's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;

- how well an executive works across business segments to promote overall corporate goals;
- future potential contributions of the executive;
- pre-existing employment agreements between the Company and an NEO; and
- compensation at former employers, in the case of new hires.

Based on this analysis, as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's employment agreement or annual review.

Market Review

In 2012 through the date of this Annual Report to Stockholders, the Compensation Committee has continued its relationship with Frederic W. Cook & Co., Inc. ("FWC") as its independent compensation consultant to provide advice to the Compensation Committee on the compensation program structure, including director compensation and individual compensation arrangements. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee has confirmed that there has been no conflict of interest in connection with the services provided by FWC to the Compensation Committee or the Company and assessed and confirmed FWC's independence. During 2012, FWC provided advice to the Compensation Committee with respect to equity-based awards to the NEOs and the compensation of directors.

In 2011, FWC provided a peer group proxy analysis of 23 companies (the "peer group") selected with greater emphasis on industry rather than size for use in connection with evaluating the compensation of Ms. Gersh. We have utilized the same overall peer group for 2012. The data was collected from the then most recently available proxy statements of these companies. The peer group used in both years was comprised of the following companies:

1-800-Flowers.com	Estee Lauder	The New York Times
American Greetings	Guess	Ralph Lauren
Cablevision	IAC/Interactivecorp	Scholastic
Kenneth Cole	XO Group Inc.	Scripps Networks Interactive
Discovery Communications	Lifetime Brands	Sirius XM Radio
DreamWorks Animation	Fifth & Pacific	Steve Madden
Elizabeth Arden	Media General	World Wrestling Entertainment
Perry Ellis	Meredith Corp.	

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, while we seek to keep base salaries competitive with our peers, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In addition, base salaries relate to the scope of the executive's responsibility and his or her years of experience. Salary increases are based on the Compensation Committee's evaluation of current and anticipated future performance and, in some cases, reflect additional responsibilities.

See the discussion above under "Founder" for a description of Ms. Stewart's compensation arrangements. Each of Ms. Gersh, Mr. Taitz and Mr. West's base salary remained at the levels provided for in their respective employment agreements throughout 2012. Ms. Pollack's salary remained $550,000.

Annual Bonuses

Annual bonuses for the NEOs and others are designed to reflect the overall financial performance of the Company against pre-determined annual goals set by the Compensation Committee. The Compensation Committee also considers the individual's performance of his or her job responsibilities. At target levels and beyond, these bonuses can represent a material part of our NEOs' total compensation. The Compensation Committee retains discretion to adjust all awards.

Bonuses to executive officers are typically awarded pursuant to The Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable, the individual's employment agreement or offer letter. Target bonuses are set as a percentage of the participant's annual base salary. Since we believe that senior executives can have the greatest direct impact on the Company's overall results, we typically set their bonus targets at a higher percentage of base salaries than other employees.

For 2012, the key metrics used for calculating bonuses were revenue and adjusted EBITDA (as defined below). We believe these measures give the most accurate view of the Company's financial performance. In addition, these measures give management a good opportunity to grow the Company while controlling expenses.

Neither the adjusted EBITDA (as defined below) target nor the revenue target provided for 2012 was achieved; therefore, no cash bonuses were paid to senior executive officers. Although no additional cash was approved, the Board recognized Ms. Gersh's significant contribution in consummating the transaction with J.C. Penney and awarded her 64,395 RSUs.

In February 2013, the Compensation Committee decided that 2013 bonuses for the NEOs would be based on the Company's achievement of an adjusted consolidated income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash compensation expense, restructuring charges and other income (expense) ("adjusted EBITDA") target and a revenue target, as well as subject to adjustment based on individual performance during the year. The Compensation Committee retains full discretion to make discretionary awards to any employee, including NEOs, should it determine it is in the Company's best interest to do so.

Long-Term Incentive Compensation

To succeed in reaching our business goals, it is critical that we recruit and retain key executives and creative talent. One tool to achieve this is to grant equity or equity-based awards. These awards vest over time and, in part, vest when certain performance metrics are met. They provide executives an incentive to stay with the Company over the long term. These equity or equity-based awards also provide flexibility to the Compensation Committee to reward superior performance by senior executive officers.

Long-term incentive awards were typically granted annually (or, in the case of some new hires, at the time they join the Company). However, there may also be awards made at other times during the year in connection with promotions or other unique circumstances. The Compensation Committee retains full discretion to grant equity awards annually and in 2012 did not do so as the Company was contemplating a restructuring of its personnel.

All equity awards made since May 2008 were made pursuant to our Stock Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a guideline on equity issuances. Under the guideline, unless otherwise specified, awards of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity awards on that first business day of the month with an exercise price or value, as the case may be, equal to or based upon the closing price of our Class A Common Stock on that day. Performance-based options or RSUs only vest when the target price is achieved. All stock options granted by the Company have been nonqualified stock options.

When determining the value of a grant to an NEO or other senior executive, we consider the executive's level of responsibility and other relevant factors. We tend to make these awards in bands that correlate to an executive's title (*e.g.*, Senior Vice Presidents receive larger awards than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year may result in the executive receiving a greater or lesser grant. In the past few years, the Compensation Committee has shifted the mix of equity and equity-based awards, emphasizing performance-based RSUs and options to reinforce a pay for performance approach to compensation. We are required to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise. However, the granting of options aligns the interests of recipients with those of stockholders because the recipient only realizes value if our Class A Common Stock appreciates above the grant date price. Since RSUs are settled on vesting in shares of our Class A Common Stock, their value to the recipient is also driven by the price of our Class A Common Stock. Performance-based RSUs and options further these principles. We believe both options and RSUs help us retain our executives by having the awards vest over a period of years or at the end of a fixed period.

Perquisites and Personal Benefits

Our NEOs other than Ms. Stewart do not generally receive many of the perquisites that are commonly provided at other companies. As is noted above, because of her role as a performer and her responsibilities as in promoting the Martha Stewart brand and her personal appearances and other on-air responsibilities for the benefit of our merchandising partners, we pay for a number of expenses for Ms. Stewart that are characterized as perquisites. As is described above, we have also entered into a contractual arrangement with Ms. Stewart to use properties that she beneficially owns to promote the Martha Stewart brand, including through creative initiatives produced by the Company, including various television programs and photo shoots for our merchandising partners and publications. For more detail on these benefits, payments and expenses, see "Executive Compensation Agreements," the Summary Compensation Table and "Certain Relationships and Related Person Transactions–Transactions with Martha Stewart."

The other NEOs are eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, which includes receiving Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Ms. Gersh[1], Ms. Stewart, Mr. Taitz and Mr. West that provide for benefits in connection with certain termination events. Ms. Pollack does not have an employment agreement, but in accordance with the Company's severance policy, as of July 10, 2013, Ms. Pollack was entitled to 23 weeks of base salary in the event of termination without cause. These arrangements are described below under "Executive Compensation Arrangements" and "Potential Payments Upon Termination or Change in Control."

Employee Stock Ownership/Retention Guidelines

Our employee stock ownership/retention guidelines are intended to encourage executive officers to maintain an equity interest in the Company to help further align their interests with the interests of other stockholders. Each executive officer must attain and retain the following ownership requirements within a five-year period. The targets apply to shares owned outright.

Principal Executive Officer:	60,000 shares
All other executive officers:	20,000 shares

Officers who do not meet the ownership test are required to hold 75% of vested shares (net of shares withheld for tax obligations) until such time as the applicable target is achieved. This requirement does not, however, apply to shares granted as part of a bonus payment.

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[1] See discussion on Ms. Gersh's separation immediately prior to the Summary Compensation Table.

Ms. Stewart beneficially owns approximately 41.3% of the outstanding shares of the Company's Common Stock. At this time, each of Mr. Taitz, Ms. Pollack and Mr. West is deemed to be in compliance with these guidelines while each accumulates shares within the five-year period.

Other Policies

Our policy on securities law compliance prohibits our directors, officers or employees to invest in derivatives of our securities, including trading in puts, calls and options, without the prior approval of our Board.

We have yet to adopt a formal policy fixing a course of action with regard to compensation adjustments following a restatement of financial results. We expect to do so once the SEC issues rules in this area as it has been directed by Dodd-Frank.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to certain NEOs, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table and the accompanying tables show the compensation of Lisa Gersh, who was our Chief Executive Officer and President in 2012, Kenneth West, who is our Chief Financial Officer and served in that capacity during all of 2012, and Martha Stewart, Daniel Taitz and Patricia Pollack, who were our three highest compensated other executive officers serving in that capacity on the last day of 2012.

Ms. Gersh stepped down as the Company's Chief Executive Officer and President and resigned from the Company's Board on February 7, 2013, as disclosed in the Company's Form 8-K filing on January 29, 2013. In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became vested in any time-based equity awards which were otherwise to vest within one year from her departure date. Accordingly, the following equity vested on February 7, 2013:

- 100,000 options from the 300,000 options granted on 6/6/2011
- 66,667 options from the 200,000 options granted on 6/6/2012
- 66,667 RSUs from the 200,000 RSUs granted on 6/6/2011
- 25,000 RSUs from the 75,000 RSUs granted on 6/6/2012
- 64,395 RSUs from the 64,395 RSUs granted on 6/6/2012

Further details regarding these equity grants are set forth in the table entitled "Outstanding Equity Awards at Fiscal Year-End 2012."

In accordance with her employment agreement, Ms. Gersh is also entitled to receive cash severance payments of up to a total of 18 months' salary ($1,275,000). Of this amount, 12 months of her base salary ($850,000) was paid in April 2013. The remaining 6 months' salary ($425,000) is due in the form of salary continuation starting on February 7, 2014, but is subject to offset by compensation received from subsequent employment.

The termination payments to Ms. Gersh discussed above are not included in the following Summary Compensation Table as these payments are considered to be 2013 transactions.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compen-sation ($)	Total ($)
Lisa Gersh	2012	796,154	—	429,337[3]	280,558	5,576[4]	1,511,625
Chief Executive Officer and President	2011	403,846	200,000	1,731,500	1,416,538	8,019	3,759,903
Kenneth West	2012	450,000	—	—	—	8,742[5]	458,742
Chief Financial Officer	2011	128,077	30,000	241,600	173,521	382	573,580
Martha Stewart	2012	2,000,000	—	—	—	3,460,406[6]	5,460,406
Founder/Chief Creative Officer	2011	2,000,000	—	—	266,362	3,235,438	5,501,800
	2010	2,000,000	—	—	783,125	3,124,262	5,907,387
Daniel Taitz	2012	450,000	—	91,500	—	7,992[7]	549,492
Chief Administrative Officer and General Counsel	2011	147,115	50,000	332,700	281,558	430	811,803
Patricia Pollack	2012	550,000	—	—	—	10,174[8]	560,174
Senior Executive Vice President, Merchandising	2011	460,000	100,000	254,500	35,515	11,078	861,093

(1) Amounts represent the aggregate grant date fair value of stock awards as computed in accordance FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 8 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please also refer to the Grants of Plan-Based Awards in 2012 table for information on stock awards made in 2012. These amounts do not represent the actual value that may be realized by the NEOs.

(2) Amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 8 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please also refer to the Grants of Plan-Based Awards in 2012 table for information on option awards made in 2012. These amounts do not represent the actual value that may be realized by the NEOs.

(3) In June 2012, Ms. Gersh was awarded a special one-time non-recurring RSU grant in recognition of her significant contribution in consummating the transaction with J.C. Penney. 64,395 RSUs were granted with a one-year service-based vesting provision. The grant date fair value of the award, computed in accordance with FASB ASC Topic 718, was $198,337.

(4) Ms. Gersh's other compensation consisted of matching contributions to the 401(k) plan, driving services and life insurance premiums.

(5) Mr. West's other compensation consists of matching contribution to the 401(k) plan and life insurance premiums.

(6) Ms. Stewart's 2012 other compensation of $3,460,406 consists of (i) $2,027,898 in fees and expenses for which we are responsible under the Intangible Asset License Agreement; (ii) $88,504 of union required and other fees earned as talent on our television shows; (iii) $642,128 for security services; (iv) $393,574 for the portion of personnel costs for individuals performing work for Ms. Stewart for which we were not reimbursed; (v) $127,955 for a weekend driver and a portion of the cost of a weekly driver for non-business usage; (vi) $11,476 for life and other insurance premiums; (vii) $168,871 for expenses related to personal fitness, wellness, beauty and wardrobe provided in her capacity as on-air and in-person talent; (viii) vendor/advertiser/merchandising partner supplied samples/products and other improvements to her properties; and (ix) utilities and telecommunication services with no incremental cost to the Company. These expenses are paid and benefits are provided in accordance with her Employment Agreement with the Company. That agreement provides that Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to April 1, 2009 and subject to the Company's current expense reimbursement policies. It also requires that the Company provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to April 1, 2009 and must also pay for or reimburse her for certain security and communications expenses. See "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(7) Mr. Taitz's other compensation consists of matching contribution to the 401(k) plan and life insurance premiums.

(8) Ms. Pollack's other compensation consists of matching contribution to the 401(k) plan, life and other insurance premiums.

The base salaries reported above with respect to Mses. Gersh and Stewart and Messrs. Taitz and West are the minimum base salaries that could be payable to each of these officers pursuant to the terms of the employment agreements between each such officer and the Company.

GRANTS OF PLAN-BASED AWARDS IN 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Lisa Gersh	n/a		850,000	1,275,000							
	6/6/12							75,000(2)			231,000
	6/6/12							64,395(3)			198,337
	6/6/12								200,000(4)	3.08	280,558
Kenneth West	n/a		226,125	452,250		111,375(5)	222,750(5)				
Martha Stewart	n/a		1,000,000	1,500,000							
Daniel Taitz	n/a		337,500	675,000							
	8/22/12							30,000(6)			91,500
Patricia Pollack	n/a		275,000								

(1) Amounts represent target amounts payable to each NEO. For Mses. Gersh and Stewart and Messrs. West and Taitz, the target and maximum bonus amounts are provide in accordance with the terms of their employment agreements. For Ms. Gersh, her target opportunity was 100% of her base salary, and her maximum opportunity was 150% of such base salary. In the case of Ms. Stewart, the target bonus opportunity is $1,000,000 (which was 50% of the base salary in 2012); with a maximum opportunity of $1,500,000 (which was 75% of her base salary in 2012). In the case of Messrs. West and Mr. Taitz, such target bonus is 75% of the officer's base salary, with a maximum opportunity equal to 150% of such base salary. In the case of Mr. West, 67% of his bonus is payable in cash and 33% is payable in stock options and/or RSUs which vest ratably over a three year period. Accordingly, 67% of Mr. West's target and maximum bonus is reflected in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" columns and 33% of Mr. West's target and maximum bonus is reflected in the "Estimated Possible Payouts Under Equity Incentive Plan" columns.

(2) The stated vesting schedule for this award was that one-third of the shares were to vest on each of June 6, 2013, June 6, 2014 and June 6, 2015. The portion of this award that was scheduled to vest on June 6, 2013 vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013. The remaining shares were forfeited on February 7, 2013.

(3) The stated vesting schedule for this award was that 100% of the shares were to vest June 6, 2013. These awards were a special one-time non-recurring award approved in June 2012 to recognize Ms. Gersh's significant contribution in consummating the transaction with J.C. Penney. All of these shares became vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013.

(4) The stated vesting schedule for this award was that one-third of the shares subject to the option vest on each of June 6, 2013, June 6, 2014 and June 6, 2015. The portion of this award that was scheduled to vest on June 6, 2013 vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013. The remaining shares were forfeited on February 7, 2013.

(5) Subsequent to December 31, 2011, 33% of Mr. West's bonus is payable in stock options and/or RSUs which vest ratably over a three year period.

(6) One-third of the shares vest on each of August 22, 2013, August 22, 2014 and August 22, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards [1]					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) [1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [2]
Lisa Gersh [3]			100,000[4]	6.00	6/5/2021[3]				
			100,000[4]	8.00	6/5/2021[3]				
			100,000[4]	10.00	6/5/2021[3]				
			100,000[4]	12.00	6/5/2021[3]				
		300,000[5]		4.85	6/5/2021[3]				
		200,000[5]		3.08	6/5/2022[3]				
								200,000[6]	490,000
						200,000[7]	490,000		
						75,000[8]	183,750		
						64,395[9]	157,768		
Kenneth West			25,000[10]	6.00	9/5/2021				
			25,000[10]	8.00	9/5/2021				
			25,000[10]	10.00	9/5/2021				
			25,000[10]	12.00	9/5/2021				
		75,000[11]		3.08	9/5/2021				
						50,000[12]	122,500		
								60,000[13]	147,000
Martha Stewart	750,000			7.04	3/2/2015				
	637,500	212,500[14]		1.96	2/28/2019				
	150,000	150,000[15]		5.48	2/28/2020				
	49,500	100,500[16]		3.95	2/28/2021				
Daniel Taitz			50,000[17]	6.00	8/21/2021				
			50,000[17]	8.00	8/21/2021				
			50,000[17]	10.00	8/21/2021				
			50,000[17]	12.00	8/21/2021				
		100,000[18]		3.15	8/21/2021				
						50,000[19]	122,500		
								120,000[20]	294,000
						30,000[21]			
Patricia Pollack	28,125	9,375[14]		1.96	2/28/2019				
	7,500	7,500[15]		5.48	2/28/2020				
	6,000	13,400[16]		3.95	2/28/2021				
						15,000[22]	36,750		
						33,500[23]	82,075		
							73,500		

(1) All options were issued from the Stock Plan, with the exception of Ms. Stewart's 750,000 options which expire on 3/2/15, which were issued from the Martha Stewart Living Omnimedia, Inc. 1999 Amended and Restated Stock Compensation Plan (the "Prior Plan"). Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Stock Plan, the fair market value is defined as the closing price of Class A Common Stock on the date of grant. Under the Prior Plan, the fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $2.45, the closing market price of the Class A Common Stock on December 31, 2012, the final trading day of 2012.

(3) In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became fully vested in time-based equity awards which were otherwise to vest within one year from her departure date. Thus, 166,667 options to which footnote (5) applies, 66,667 restricted stock unit to which footnote (7) applies, 25,000 restricted stock unit to which footnote (8) applies and 64,395 restricted stock unit to which footnote (9) applies, became vested as of February 7, 2013, and any remaining shares subject to such awards were forfeited. See discussion on Ms. Gersh's separation immediately prior to the Summary Compensation Table.

(4) This option will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on June 6, 2011 and ending on June 6, 2015.

(5) These options will vest with respect to one-third of the shares on each of June 6, 2013, June 6, 2014 and June 6, 2015.

(6) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $6 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25%. will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on June 6, 2011 and ending on June 6, 2015; and 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on June 6, 2011 and ending on June 6, 2015.

(7) Sixty-six thousand six hundred sixty-seven of these RSUs will vest on each of June 6, 2013 and June 6, 2014 and 66,666 will vest on June 6, 2015.

(8) Twenty-five thousand of these RSUs will vest on each of June 6, 2013, June 6, 2014 and June 6, 2015.

(9) These RSUs will vest on June 6, 2013.

(10) This option will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on September 6, 2011 and ending on September 6, 2014.

(11) This option will vest with respect to one-third of the shares on each of September 6, 2013, September 6, 2014 and September 6, 2015.

(12) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of September 6, 2013 and September 6, 2014 and 16,666 will vest on September 6, 2015.

(13) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on September 6, 2011 and ending on September 6, 2014; and 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $14 during the period beginning on September 6, 2011 and ending on September 6, 2014.

(14) This option vested on March 1, 2013.

(15) This option vested with respect to one-half of the shares on March 1, 2013; the remainder of the shares will vest on March 1, 2014.
(16) This option vested with respect to one-half of the shares on March 1, 2013; it will vest with respect to the remainder of the shares on March 1, 2014.
(17) These options will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on August 22, 2011 and ending on August 22, 2014.
(18) This option will vest as to 33,334 of the shares on August 22, 2013 and with respect to 33,333 shares on each of August 22, 2014 and August 22, 2015.
(19) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of August 22, 2013 and August 22, 2014 and 16,666 will vest on August 22, 2015.
(20) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on August 22, 2011 and ending on August 22, 2014; and 25% will vest if and only if the trailing average price is during any consecutive 30 trading days is at least $14 during the period beginning on August 22, 2011 and ending on August 22, 2014.
(21) Thirty-three percent of these RSUs will vest on each of August 22, 2013 and August 22, 2014, with the remaining 34% vesting on August 22, 2015.
(22) These RSUs vested on March 1, 2013.
(23) Sixteen thousand five hundred of these RSUs will vest on June 1, 2013 and 17,000 will vest on June 1, 2014.

OPTION EXERCISES AND STOCK VESTED DURING 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Patricia Pollack	—	—	6,250	26,813
Patricia Pollack	—	—	16,500	49,500

(1) Value realized was calculated based on the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an NEO had a termination hypothetically occurred on December 31, 2012 under various scenarios, or had a change in control hypothetically occurred on December 31, 2012. In accordance with SEC rules, the potential payments were determined under the terms of each NEO's respective employment agreement, if any. The terms of these agreements, including the obligations of the NEOs in respect of non-competition, non-solicitation and non-disparagement following termination, are detailed above under "Executive Compensation Agreements" above.

The tables do not include the value of vested but unexercised stock options as of December 31, 2012. The Benefit Continuation expense was calculated using the Company's costs for medical, dental, hospitalization and life insurance coverage for each NEO as in effect on December 31, 2012, except where otherwise specified. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to an NEO or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon an NEO's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, an NEO is entitled to earned but unpaid salary, benefits (including accrued vacation) and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2012, and that there was no accrued vacation at such date.

The tables below set forth information for Ms. Gersh as if termination occurred on December 31, 2012 under various scenarios. As discussed above, Ms. Gersh stepped down as the Company's Chief Executive Officer and President and resigned from the Company's Board on February 7, 2013. In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became vested in any time-based equity awards which were otherwise to vest within one year of her departure date. Accordingly, the following equity became vested on February 7, 2013:

- 100,000 options from the 300,000 options granted on 6/6/2011
- 66,667 options from the 200,000 options granted on 6/6/2012
- 66,667 RSUs from the 200,000 RSUs granted on 6/6/2011
- 25,000 RSUs from the 75,000 RSUs granted on 6/6/2012
- 64,395 RSUs from the 64,395 RSUs granted on 6/6/2012

Further details regarding these equity grants are set forth in the table entitled "Outstanding Equity Awards at Fiscal Year-End 2012."

In accordance with her employment agreement, Ms. Gersh is also entitled to receive cash severance payments of up to a total of 18 months' salary ($1,275,000). Of this amount, 12 months of her base salary ($850,000) was paid in April 2013. The remaining 6 months' salary ($425,000) is due in the form of salary continuation, starting on February 7, 2014, but is subject to offset by compensation received from subsequent employment.

On July 9, 2012 the Company extended Ms. Stewart's employment agreement to June 30, 2017. Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. Also, under Ms. Stewart's employment agreement, if the Company terminates her employment without "cause" or she terminates her employment for "good reason," she would be entitled to a lump-sum payment equal to the sum of: (a) talent compensation and accrued vacation pay (which for purposes of this table we are assuming is zero) through the date of termination, (b) $3,000,000, and (c) the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement. In such cases, the Company must also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance coverage to which she was otherwise entitled under the agreement. Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years. The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with the Company or solicit its employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment. The non-disparagement provisions, which preclude both the Company and Ms. Stewart from making disparaging or derogatory statements about the other in communications that are public or that, may be reasonably expected to be publicly disseminated to the press or the media, apply during her term of employment and for two years thereafter in all events.

Pursuant to each of their employment agreements, if we terminate either Mr. West or Mr. Taitz without "cause" or he resigns for "good reason," we must pay him (a) a prorated bonus with respect to the cash portion of his bonus for the year of termination (so long as his targets have been met and bonuses are paid generally to similarly situated executives); (b) his base salary for 12 months and (c) continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage). In addition, he will also vest in the portion of the outstanding unvested options and RSUs granted when his employment began (other than those that are performance-based) that would otherwise have vested within (a) if such termination is before a "change of control" of the Company occurs, 12 months and (b) if such termination is after a "change of control" of the Company occurs, 24 months, of the date of termination.

All such post-termination payments are subject to his execution of a mutually satisfactory release and compliance with customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under each of their agreements, neither Mr. West nor Mr. Taitz can compete with the Company for a 12-month period after termination. The non-solicitation covenant also extends for 12 months after termination.

Lisa Gersh:[1]	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Value of Accelerated Equity Awards [2] Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	**1,275,000**	[4]	**—**	**449,168**	**1,724,168**
Termination by Company without "cause"/by employee for "good reason"	1,275,000	[4]	—	382,352	1,657,352
Termination for cause	**—**	**—**	**—**	**—**	**—**
Disability	—	—	—	—	—
Death	**—**	**—**	**—**	**—**	**—**
All other	—	—	—	—	—

Kenneth West: [1]	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Value of Accelerated Equity Awards [2] Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	**450,000**	**9,235**	**—**	**81,668**	**540,904**
Termination by Company without "cause"/by employee for "good reason"	450,000	9,235	—	40,834	500,069
Termination for cause	**—**	**—**	**—**	**—**	**—**
Disability	—	—	—	—	—
Death	**—**	**—**	**—**	**—**	**—**
All other	—	—	—	—	—

Martha Stewart:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Value of Accelerated Equity Awards [2] Restricted Stock and RSUs ($)	Total ($)
Change in Control	**—**	**—**	**104,125**	**—**	**104,125**
Termination by Company without "cause"/by employee for "good reason" [5]	8,000,000	13,871	—	—	8,013,871
Termination for cause	**—**	**—**	**—**	**—**	**—**
Disability [5]	9,000,000	—	—	—	9,000,000
Death [5]	**9,000,000**	**—**	**—**	**—**	**9,000,000**
All other	—	—	—	—	—

Daniel Taitz: [1]	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Value of Accelerated Equity Awards [2] Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	450,000	9,235	—	130,668	589,903
Termination by Company without "cause"/by employee for "good reason"	450,000	9,235	—	65,334	524,569
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

Patricia Pollack:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Value of Accelerated Equity Awards [2] Restricted Stock and RSUs ($)	Total ($)
Change in Control	—	—	4,594	36,750	41,344
Termination by Company without "cause" [6]	243,269	—	—	—	243,269
Termination by employee for "good reason"	—	—	—	—	—
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

(1) The employment agreements for Ms. Gersh, Mr. West and Mr. Taitz provide for a pro rata bonus for the year of termination if performance targets are met and bonuses are paid to similarly situated executives, with such bonuses to be paid at the time such other bonuses are paid, such that no additional bonus amount would have been payable to these individuals as of December 31, 2012.

(2) Based on $2.45, the closing stock price of the Class A Common Stock on December 31, 2012, the last trading day of 2012. The value of the options is the difference between $2.45 and the applicable exercise price. Options with exercise prices that exceeded the closing price would not result in a benefit had the vesting of these options been accelerated, and therefore such options are not included in the table.

(3) Represents amounts payable in lieu of amount payable upon a "Termination by Company without 'cause'/ by employee for 'good reason'" if the "Termination by Company without 'cause'/ by employee for 'good reason'" occurs after a "change in control."

(4) Under her employment agreement, Ms. Gersh would be entitled to continued medical coverage at active employee rates. She is not currently receiving such coverage but if she did elect to do so, the estimated maximum cost to the Company would be $16,253 in connection with a "Termination by Company without 'cause'/ by employee for 'good reason'" either before or after a "change in control."

(5) Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. While the Company has the right under certain circumstances to terminate the term of her employment agreement effective as of June 30, 2013, amounts in the table reflect the full talent compensation without reduction). Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years. The above table does not include any value for use of automobiles and drivers, offices and assistants by Ms. Stewart for a three-year period following such a termination, or payments that would result from the simultaneous termination of the Intangible Asset License Agreement or payments due under the Intellectual Property License Agreement. For more information, see "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(6) Under the Company's severance policy at December 31, 2012, Ms. Pollack was entitled to 23 weeks of salary, subject to execution of a release in favor of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of July 10, 2013 (unless otherwise noted), information relating to the beneficial ownership of our Common Stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of any class of our voting securities, (2) each of our directors, (3) each of the NEOs and (4) all of our current executive officers and directors as a group. Except as otherwise indicated, the address of each is 601 West 26th Street, New York, New York 10001.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. We have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock in order to determine the beneficial ownership of each of Martha Stewart and Alexis Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock (and therefore all directors and executive officers as a group as Ms. Stewart falls into this group), but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder.

Name	Series A Preferred Stock		Class A Common Stock (1)		Class B Common Stock (1)	
	Share	%	Shares	%	Shares	%
Martha Stewart	—	—	28,711,571(2)	41.3	25,984,625	100.0
Alexis Stewart	—	—	28,673,689(3)	41.2	25,984,625	100.0
Martha Stewart Family Limited Partnership	—	—	25,984,625(4)	37.4	25,984,625	100.0
J.C. Penney Company, Inc.	1	100.0	11,000,000(5)	26.5	—	—
BlackRock, Inc.	—	—	1,693,900(6)	4.1	—	—
Charlotte Beers	—	—	188,026(7)	*	—	—
Frederic Fekkai	—	—	113,749(8)	*	—	—
Arlen Kantarian	—	—	152,729(9)	*	—	—
William Roskin	—	—	141,639(10)	*	—	—
Margaret Smyth	—	—	30,100(11)	*	—	—
Kenneth West	—	—	41,667(12)	*	—	—
Daniel Taitz	—	—	60,001(13)	*	—	—
Robert W. Peterson	—	—	—	—	—	—
Patricia Pollack	—	—	106,567(14)	*	—	—
Michael Zacharia	—	—	—	—	—	—
All directors and executive officers as a group (13 persons)			29,607,174(15)	41.6	25,984,625	100.0

* The percentage of shares beneficially owned does not exceed 1%.

(1) The total voting power in the election of directors of the Company (other than the Series A designees) consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share). As of July 10, 2013, Martha Stewart held 86.6% of the voting power, Alexis Stewart held 86.5% of the voting power, the Martha Stewart Family Limited Partnership ("MSFLP") held 86.2% of the voting power and J.C. Penney held 3.6% of the voting power. No other holder beneficially owned in excess of 1% of the voting power.

(2) These shares include (i) 14,748 shares of the Class A Common Stock held by Ms. Stewart, (ii) 1,924,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 25,984,625 shares of Class B Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, each of which is convertible at the option of the holder into one share of the Class A Common Stock and (b) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee. In addition, Martha Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(3) Includes 3,602 shares of Class A Common Stock and 36,250 shares subject to exercisable options, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,912,725 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time, and a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 4,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 1,924,000 shares of Class A Common Stock owned by Martha Stewart that are subject to exercisable options, and (iii) 25,984,625 of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of 25,984,625 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) Consists of 11,000,000 shares of Class A Common Stock, which J.C. Penney holds sole voting power and sale disposition power indirectly through control of J.C. Penney, a wholly owned subsidiary. The address of J.C. Penney is 6501 Legacy Drive, Plano, TX 75024.

(6) Consists of 1,693,900 shares of Class A Common Stock, which BlackRock holds sole voting power and sale disposition power. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Consists of 107,609 shares of Class A Common Stock and options to acquire 80,417 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 69,908 shares of Class A Common Stock and options to acquire 43,841 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 82,222 shares of Class A Common Stock and options to acquire 70,507 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 71,488 shares of Class A Common Stock and options to acquire 70,151 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(11) Consists of 30,100 shares of Class A Common Stock.

(12) Consists of 16,667 shares of Class A Common Stock and options to acquire 25,000 shares of Class A Common Stock that are exercisable or will become exercisable with 60 days.
(13) Consists of 26,667 shares of Class A Common Stock and options to acquire 33,334 shares of Class A Common Stock that are exercisable or will become exercisable with 60 days.
(14) Consists of 44,617 shares of Class A Common Stock and options to acquire 61,950 shares of Class A Common Stock that are exercisable or will become exercisable with 60 days.
(15) Includes options to acquire 28,274,182 shares of Class A Common Stock as of July 10, 2013 or within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2012 transactions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures Regarding Transactions with Related Persons

In July 2010, we adopted written related person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any "related person," which includes, but is not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each, or any entity in which any related person is employed, is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest. Transactions covered by our related person policies and procedures ("related person transactions") include any transaction, arrangement or relationship in which a) the Company is a participant or b) any related person has or will have a direct or indirect interest.

Under our related person policies and procedures, a related person or the employee proposing a potential related person transaction must notify the Chief Financial Officer or the General Counsel of the facts and circumstances of the proposed related party transaction. The Chief Financial Officer or the General Counsel, as applicable, will initially determine whether the proposed transaction constitutes a related person transaction under our policies and procedures. If the transaction is determined to be a related person transaction, the Chief Financial Officer or the General Counsel, as applicable, will then assess whether the aggregate amount of such transaction exceeds $9,500. If the proposed transaction does not exceed $9,500, the Chief Financial Officer or the General Counsel, as applicable, may approve the transaction and must present a list of all such approved transactions to the Audit Committee at the next regularly scheduled quarterly meeting. If the proposed transaction exceeds $9,500, it will be submitted to the Audit Committee for pre-approval prior to its consummation. The Audit Committee will consider all of the relevant facts and circumstances of the proposed transaction in making its determination, including the benefits to the Company, the availability of other comparable products or services, the terms of the proposed transaction and whether the transaction is in the ordinary course of the Company's business. The policies and procedures provide that such transactions will only be approved if they are in, or not inconsistent with, the best interests of the Company. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

All related person transactions for 2012 were approved consistent with our policies and procedures.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE. SEC regulations currently generally require disclosure with respect to transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest.

Transactions with Martha Stewart

Intangible Asset License Agreement

We are party to an intangible asset license agreement (the "IAL agreement") with Lifestyle Research Center, LLC ("LRC") (formerly known as MS Real Estate Management Company), an entity owned by Martha Stewart. Pursuant to the IAL, the Company paid an annual fee of $2.0 million to LRC for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement.

In July 2012, the parties agreed to extend the IAL agreement until June 30, 2013, rather than expiring on September 30, 2012. If the Company chose to allow the April 2009 employment agreement to continue in effect after June 30, 2013, the IAL agreement would have automatically extended until June 30, 2017. In July 2013, as part of the overall effort to return the Company to profitability, Ms. Stewart agreed to modify the IAL agreement pursuant to the Letter Agreement to reduce the annual licensing fee by $300,000 to $1.7 million, effective September 2013 and extending the term of the IAL until September 15, 2017. LRC is responsible, at its expense, to maintain and landscape the real properties in a manner consistent with past practices; provided, however, that we are responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and must reimburse LRC for up to $100,000 of approved and documented household expenses. In 2012, the Company reimbursed LRC approximately $30,000 for approved and documented household expenses. In each of the years ended December 31, 2011 and 2010, the Company reimbursed LRC $100,000 for these expenses.

We also reimbursed LRC for certain costs borne by LRC associated with various Company business activities which were conducted at properties covered by the IAL agreement. During 2012 and 2010, the Company reimbursed LRC $30,000 and $100,000 for these. During 2011, reimbursements for these costs were insignificant.

The IAL agreement will terminate on any termination of Ms. Stewart's employment.

Intellectual Property License and Preservation Agreement

We entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart dated as of October 22, 1999, pursuant to which Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control the Company, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control the Company.

In the event that we terminate Ms. Stewart's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

TRANSACTIONS WITH J. C. PENNEY

On December 6, 2011, the Company and J. C. Penney, the principal operating subsidiary of J. C. Penney Company, Inc., entered into the following agreements, each dated as of December 6, 2011: (i) the J. C. Penney/MSLO Agreement (the "Commercial Agreement"), (ii) the Securities Purchase Agreement (the "Securities Purchase Agreement") and (iii) the Investor Rights Agreement (the "Investor Rights Agreement").

Commercial Agreement

The Commercial Agreement became effective upon execution, and provides for an initial term that will expire on January 28, 2023, unless earlier terminated in accordance with its terms. Pursuant to the Commercial Agreement, J. C. Penney will sell certain Martha Stewart-designed and branded home products (the "Products") through *www.jcp.com* and in J. C. Penney stores throughout the United States, with the initial Product launch completed in May 2013. Except for the Company's current licensing relationships, the Commercial Agreement prohibits the Company from licensing certain home product categories to specified retailers.

The Commercial Agreement was subsequently amended in July 2012 to add certain additional categories of Products. J.C. Penney is required to pay us a commission on all Product sales. The commission rate payable to us is within the range of commissions earned from similar programs in which we participate with non-related party partners. J.C. Penney is obligated to make minimum guaranteed payments against commissions generated on sales of the Products. The minimum guaranteed payment for any year is subject to increase if the actual commissions from the prior year exceed the minimum guaranteed payment for such year by a specified percentage. The Commercial Agreement also requires J.C. Penney to pay an annual design fee to us and to commit to an annual marketing spend to promote the Products, some of which must be spent to advertise in our properties.

Securities Purchase Agreement

The Securities Purchase Agreement provided for the purchase by J. C. Penney from the Company of 11,000,000 newly issued shares (the "Purchased Shares") of Class A Common Stock and the Preferred Share (together with the Purchased Shares, the "Purchased Securities") for an aggregate purchase price of $38,500,000 on December 5, 2011. As of December 31, 2012, J.C. Penney holds an approximate 16.4% investment in the Company's total Class A and Class B Common Stock outstanding.

The Securities Purchase Agreement includes various customary representations, warranties, covenants and agreements, including a covenant that the proceeds of such issuance may be used for, among other things, the payment of a special one-time dividend to holders of shares of the Common Stock in an amount not to exceed $0.25 per share. The Company is obligated to indemnify J. C. Penney and certain related entities for damages arising out of or based upon breaches of representations, warranties, covenants and agreements by the Company, subject to customary exceptions and limitations on such obligations included in the Securities Purchase Agreement.

Investor Rights Agreement

The Investor Rights Agreement provides J.C. Penney with certain registration rights and includes agreements with respect to J.C. Penney's ownership of shares of Common Stock and other actions related to the Company.

Under the Investor Rights Agreement, the holders of a majority of the Purchased Shares (and shares otherwise acquired by J.C. Penney) may request the registration of Class A Common Stock held by them up to three times, beginning on the earlier of the third anniversary of the Investor Rights Agreement or the first date upon which the members of the Board that are independent directors under the NYSE plus, without duplication, the Series A Designees, constitute less than a majority of the Board. J.C. Penney will also generally be permitted to request that the Company register all or a portion of its shares of Class A Common Stock whenever the Company registers any equity securities for public sale (a "piggyback registration"), subject to the procedures and conditions set forth in the Investor Rights Agreement.

During the "Standstill Period" (as defined below), J.C. Penney may only transfer the shares of Class A Common Stock or any equivalent derivative positions ("Synthetic Long Positions") to (i) certain affiliated entities, (ii) in connection with a third party tender or exchange offer, merger or similar transaction recommended, approved by or not opposed by the Board or (iii) in an open market transaction or registration statement or otherwise (other than in contravention of the restriction described in clause (ii)) provided that any such transfer is not to any person or "group" that would thereafter, to J.C. Penney's knowledge, own shares or Synthetic Long Positions representing more than 5% of the outstanding shares of the Common Stock.

Until the earlier of termination of the Standstill Period or the date on which J.C. Penney is no longer entitled to designate one or more of the Series A Designees for election to the Board, J.C. Penney and certain of its affiliates (the "J.C. Penney Group") will cause all shares of the Common Stock owned by the J.C. Penney Group (i) to be counted as present at any meeting where directors of the Company are to be elected by holders of the Common Stock and (ii) to be voted for or against each nominee in the same proportion as the votes cast by the other holders of the Common Stock. In addition, to the extent the Series A Preferred Stock is entitled to vote separately as a class (other than with respect to (i) the election or removal of the Series A Designees, (ii) an amendment to the certificate of incorporation of the Company (the "Certificate of Incorporation") or the Certificate of Designations that adversely affects the preferences, rights, privileges or powers of the Series A Preferred Stock or authorizes the issuance of any additional shares of Series A Preferred Stock (other than as provided in clause (iii) below) or (iii) any binding share exchange or reclassification involving the Series A Preferred Stock, or any merger or consolidation of the Company, the terms of which do not ensure that such transaction will be consummated without contravening or conflicting with the provisions of the Certificate of Designations addressing reclassification of the Series A Preferred Stock), the J.C. Penney Group will cause the Preferred Share to be counted as present at any meeting and to be voted (x) in the case of a matter on which the other holders of the Common Stock are entitled to vote, in the same manner as a majority of the votes cast by the other holders of the Common Stock and (y) in the case of a matter on which the other holders of the Common Stock are not entitled to vote, in favor of the recommendation of the Board with respect to such matter.

During the Standstill Period, so long as J.C. Penney and its affiliates have complied with their obligations under the Investor Rights Agreement and the Securities Purchase Agreement, the Company will not, without J.C. Penney's consent, put in place a stockholder rights plan or similar poison pill that would prohibit J.C. Penney, its parent company and any wholly owned subsidiary of its parent company, any person of which J.C. Penney and its parent company are wholly owned subsidiaries and any other wholly owned subsidiary of any such person, and any controlled affiliate of any of the foregoing (the "Standstill Entities") from having beneficial ownership or acquiring shares of the Common Stock or any Synthetic Long Position representing no more than 25% of the total voting power and then-outstanding shares of the Common Stock.

During the Standstill Period, the Standstill Entities will not, without the prior written consent of the Board, directly or indirectly, (i) effect, initiate or encourage, or take certain other actions involving a third party, in connection with (A) any acquisition that would increase the Standstill Entities' beneficial ownership to more than 25% of the total voting power or then-outstanding shares of the Common Stock; (B) acquisition of more than 5% of the consolidated assets of the Company and its subsidiaries; (C) acquisition of Company indebtedness; or (D) a tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, or other sale, lease or other disposition of assets of the Company and its subsidiaries representing all or substantially all of the consolidated assets of the Company; (ii) generally make or participate in a solicitation of proxies to vote the Common Stock; (iii) grant a proxy or enter into any voting arrangement with respect to the voting of the Common Stock other than in accordance and consistent with the recommendation of the Board; (iv) seek to obtain representation on the Board beyond the Series A Designees; (v) participate in a group in respect of the prohibited activities; (vi) take certain actions with any third party in respect of the prohibited activities; (vii) make a public announcement of its intention or desire to engage in any of the prohibited activities or of how it would vote with respect to any matter submitted to a vote of the holders of the Common Stock, or take any action that could reasonably be expected to require public disclosure regarding prohibited actions, including a Series A Designee resigning or failing to stand for re-election; or (viii) request, propose or otherwise seek amendment or waiver of the prohibited activities. Other than the prohibition on public announcement, the prohibitions (1) do not limit any Series A Designee from acting in his or her capacity as a director; (2) do not limit any Standstill Entity from transferring or disposing of Class A Common Stock in accordance with the Investors Rights Agreement, or from participating in a "group" composed of, or having discussions or entering into arrangements with, other Standstill Entities; (3) do not limit any confidential, non-public communications among persons associated with any Standstill Entities; and (4) do not limit any Standstill Entity from voting (I) against any proposal of a third party regarding a merger or other business combination or determining not to tender or exchange any securities pursuant to any tender or exchange offer, regardless of whether supported by the Board (except for its voting obligations in respect of the Series A Preferred Stock) or (II) in favor of any matter recommended by the Board for approval by the holders of Common Stock.

The "Standstill Period" will extend until the earliest of (i) December 6, 2015; (ii) the Company or the Board approving or recommending that the stockholders approve or convey their shares pursuant to certain proposals by third parties with respect to extraordinary transactions with the Company ("Acquisition Proposal") or entry by the Company or a subsidiary into a definitive agreement with respect to an Acquisition Proposal; (iii) termination of the Commercial Agreement as a result of a determination by a court of competent jurisdiction that the Company had materially breached the Commercial Agreement in such a manner as would give rise to J.C. Penney's right of termination; (iv) any person or "group" other than J.C. Penney and its affiliates acquiring or announcing its intent to acquire beneficial ownership of 25% or more of the Common Stock (or if the group includes Martha Stewart and her affiliates, 75% or more), if the Board does not publicly object to, recommend against or announce it does not intend to approve the transaction with such person or group; (v) the first day the J.C. Penney Group and their respective affiliates has not beneficially owned and/or had a Synthetic Long Position with respect to more than 5% of the outstanding shares of Class A Common Stock or total voting power for any 6-month period on a continuous basis or not had a Series A Designee on the Board for any 6-month period on a continuous basis; (vi) the commencement of a bankruptcy or similar proceeding or appointment of a receiver or similar official; or (viii) the Company or certain material subsidiaries commence or consent to liquidation, apply for or consent to the appointment of a receiver or similar official, file an answer admitting the material allegations of a petition or make a general assignment for the benefit of creditors.

Rights under Certificate of Designations

The Certificate of Designations provides that the holder of the Series A Preferred Stock (the "Holder") will initially be entitled to designate for election and elect two individuals to the Board. For as long as the Holder is entitled to designate two Series A Designees, if the size of the Board is increased to fifteen or greater, then the number of Series A Designees will be increased to the number (rounding down to the nearest whole number) resulting from multiplying (x) the percentage of then-outstanding shares of the Common Stock owned by the J.C. Penney Group by (y) the number of directors comprising the Board. The Holder will only continue to be entitled to designate two or more Series A Designees for as long as the J.C. Penney Group owns all of the Purchased Shares (and has not entered into certain hedging transactions related to the Class A Common Stock (a "Hedging Transaction")), subject to certain dispositions required to comply with applicable law. If the J.C. Penney Group no longer owns all of the Purchased Shares (or has entered into a Hedging Transaction), the Holder may designate one Series A Designee, for as long as the J.C. Penney Group owns at least 66 2/3% of the Purchased Shares (and has not entered into a Hedging Transaction with respect to such shares). Following the first time that the J.C. Penney Group fails to own at least 66 2/3% of the Purchased Shares (reduced by the number of Purchased Shares subject to a Hedging Transaction), the Holder will no longer have the right to designate Series A Designees for election to the Board.

Subject to applicable law and securities exchange rules and regulations, at any time during which the Holder has the right to designate two or more Series A Designees, there will be at least one Series A Designee included as a member of any committee of the Board, except for special committees established for potential conflict of interest situations the nature of which is such that membership thereon by a Series A Designee would be inappropriate, as determined in good faith by the Board, and except that only Series A Designees who qualify under the applicable rules and regulations of the applicable securities exchange and the Securities and Exchange Commission may serve on committees where such qualification is required.

In addition to any other vote or consent of a holder of the Series A Preferred Stock as required by law or by the Certificate of Incorporation, without the prior written consent of the Holder, the Company will not amend, alter or repeal (whether by amendment, merger or consolidation or otherwise) any provision of the Certificate of Incorporation or the Certificate of Designations to adversely affect the Series A Preferred Stock or authorize the issuance of additional shares of Series A Preferred Stock; provided that any amendment or alteration to the Certificate of Incorporation or any related certificate of designations to (i) increase the number of authorized shares of any class or series of capital stock of the Company (other than the Series A Preferred Stock) or (ii) incorporate the terms of a new class or series of capital stock of the Company that does not modify the rights and obligations of the Series A Preferred Stock set forth in the Certificate of Designations, will not be deemed to adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock.

Upon the occurrence of a binding share exchange, reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company, so long as the J.C. Penney Group owns all of the Purchased Shares (and has not entered into a Hedging Transaction), other than certain dispositions required to comply with applicable law, the Holder will continue to have the right to designate one or more directors to the Company or such surviving or resulting entity, subject to certain conditions regarding the J.C. Penney Group's ownership of the Company or such surviving or resulting entity immediately following the consummation of such transaction.

The Series A Preferred Stock will be cancelled upon the earliest to occur of (i) the date, if any, on which share(s) of Series A Preferred Stock are not owned of record and beneficially by the J.C. Penney Group, (ii) the date, if any, on which the Holder no longer has the right to designate any Series A Designees and (iii) the date, if any, on which the Company's remaining assets following the dissolution and winding up of the Company have been distributed.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Holder is entitled to receive for each share of Series A Preferred Stock held thereby, an amount equal to $0.01 (as adjusted for any stock dividends, combinations, splits or the like with respect to such shares), before any payment or distribution is made in respect of any Common Stock.

OTHER RELATIONSHIPS

On March 16, 2013, the Board retained Mr. Koppelman as a consultant to assist in the mediation of a commercial dispute. For his services, the Board agreed to pay him $50,000 in cash and to award Mr. Koppelman 10,000 shares of Class A Common Stock upon the occurrence of certain events. Should the dispute be settled, Mr. Koppelman will receive an additional 40,000 shares of Class A Common Stock.

Alexis Stewart, Ms. Stewart's daughter, received medical benefits at an active employee rate in 2012. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President of the Company and received $176,960 in compensation in 2012, excluding equity-based compensation. Laura Plimpton, Ms. Stewart's sister, is a blogger for the Company and received $92,596 in compensation in 2012.

In 2012, the Company paid Jennifer Koppelman Hutt, Mr. Koppelman's daughter, severance in the amount of $66,000.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of the Company's financial statements, the Company's independent auditor's qualifications and independence, the performance of the Company's independent auditor and the Company's compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for the Company's 2012 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor as specified in its charter. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Margaret Smyth (Chairperson)
William Roskin
Frederic Fekkai

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. Our Audit Committee has appointed Ernst & Young as our independent registered public accounting firm to perform the audit of our financial statements for 2013.

Representatives from Ernst & Young LLP are expected to be available at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement if they desire to do so.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2012 and 2011 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2012 and 2011.

	2012	2011
Audit fees [1]	$797,100	$824,900
Audit-related fees [2]	28,000	33,600
Tax fees [3]	68,809	37,195

(1) Audit fees include charges for audits of financial statements and internal control over financial reporting.
(2) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.
(3) Principally for corporate income tax compliance ($42,000 in 2012 and $27,434 in 2011), tax audits ($9,314 in 2012) and miscellaneous tax matters ($17,495 in 2012 and $9,761 in 2011).

All audits, audit-related services and tax services performed in 2012 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services on an annual basis and it also requires separate pre-approval for individual engagements anticipated to exceed pre-established thresholds. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, we will provide without charge a copy of our 2012 Annual Report on Form 10-K and Amendment No. 1 on Form 10-K/A, including the financial statements and financial statement schedule filed therewith. We will also furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K and Amendment No. 1 on Form 10-K/A are not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice or set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, or call us at (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our 2014 Annual Meeting of Stockholders in May 2014. If a stockholder intends to present a proposal for action at the 2014 Annual Meeting and wishes to have such proposal considered for inclusion in the Company's proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted to us at our principal executive offices, to the attention of our Corporate Secretary, no later than December 31, 2013. Such proposal also must meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

Our by-laws provide for advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors. Stockholders who intend to present a proposal at the 2014 Annual Meeting of Stockholders not included in our proxy materials or who intend to nominate a director are required to provide us notice of such proposal or nomination not less than 60 days nor more than 90 days prior to the first anniversary of our 2013 Annual Meeting. In the event that the date of the 2014 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary date of the 2013 Annual Meeting, notice of any such proposal or director nomination must be delivered to us no earlier than the 90th day prior to the 2014 Annual Meeting and no later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the 2014 Annual Meeting of Stockholders is first made. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455

Appendix A

MARTHA STEWART LIVING OMNIMEDIA, INC.

OMNIBUS STOCK AND OPTION COMPENSATION PLAN

TABLE OF CONTENTS

	Page
SECTION 1. INTRODUCTION	A-1
SECTION 2. DEFINITIONS	A-1
(a) “Affiliate”	A-1
(b) “Award”	A-1
(c) “Award Agreement”	A-1
(d) “Board”	A-1
(e) “Cashless Exercise”	A-1
(f) “Cause”	A-1
(g) “Change in Control”	A-2
(h) “Code”	A-3
(i) “Committee”	A-3
(j) “Common Stock”	A-3
(k) “Company”	A-3
(l) “Consultant”	A-3
(m) “Covered Employees”	A-3
(n) “Director”	A-3
(o) “Disability”	A-3
(p) “Employee”	A-3
(q) “Exchange Act”	A-3
(r) “Exereise Price”	A-3
(s) “Fair Market Value”	A-3
(t) “Fiscal Year”	A-4
(u) “Immediate Family”	A-4
(v) “Incentive Stock Option” or “ISO”	A-4
(w) “Key Service Provider”	A-4
(x) “Non-Employee Director”	A-4
(y) “Nonstatutory Stock Option” or “NSO”	A-4
(z) “Option”	A-4
(aa) “Optionee”	A-4
(bb) “Parent”	A-4
(cc) “Participant”	A-4
(dd) “Performance Goals”	A-4
(ee) “Performance Period”	A-5
(ff) “Person”	A-5
(gg) “Plan”	A-5
(hh) “Re-Price”	A-5
(ii) “SAR Agreement”	A-5
(jj) “SEC”	A-5
(kk) “Section 16 Persons”	A-5
(ll) “Securities Act”	A-5
(mm) “Service”	A-5
(nn) “Share”	A-5
(oo) “Stock Appreciation Right” or “SAR”	A-5
(pp) “Stock Grant”	A-5
(qq) “Stock Grant Agreement”	A-5
(rr) “Stock Option Agreement”	A-5
(ss) “Stock Unit”	A-5
(tt) “Stock Unit Agreement”	A-5
(uu “Subsidiary”	A-6
(vv) “10-Percent Stockholder”	A-6

TABLE OF CONTENTS (continued)

	Page
SECTION 3. ADMINISTRATION	A-6
(a) Committee Composition	A-6
(b) Authority of the Committee	A-6
SECTION 4. GENERAL	A-7
(a) General Eligibility	A-7
(b) Incentive Stock Options	A-7
(c) Restrictions on Shares	A-7
(d) Beneficiaries	A-7
(e) Performance Conditions	A-7
(f) No Rights as a Stockholder	A-7
(g) Termination of Service	A-7
(h) Director Fees	A-8
SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS	A-8
(a) Basic Limitation	A-8
(b) Additional Shares	A-8
(c) Dividend Equivalents	A-8
(d) Share Limits	A-8
(e) Non-Employee Directors	A-8
SECTION 6. TERMS AND CONDITIONS OF OPTIONS	A-8
(a) Stock Option Agreement	A-8
(b) Number of Shares	A-9
(c) Exercise Price	A-9
(d) Exercisability and Term	A-9
(e) Payment for Option Shares	A-9
(f) Modifications or Assumption of Options	A-9
(g) Assignment or Transfer of Options	A-9
SECTION 7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS	A-10
(a) SAR Agreement	A-10
(b) Number of Shares	A-10
(c) Exercise Price	A-10
(d) Exercisability and Term	A-10
(e) Exercise of SARs	A-10
(f) Modification or Assumption of SARs	A-10
(g) Assignment or Transfer of SARs	A-10
SECTION 8. TERMS AND CONDITIONS FOR STOCK GRANTS	A-11
(a) Time, Amount and Form of Awards	A-11
(b) Stock Grant Agreement	A-11
(c) Payment for Stock Grants	A-11
(d) Vesting Conditions	A-11
(e) Assignment or Transfer of Stock Grants	A-11
(f) Voting and Dividend Rights	A-11
(g) Modification or Assumption of Stock Grants	A-11

TABLE OF CONTENTS (continued)

	Page
SECTION 9. TERMS AND CONDITIONS OF STOCK UNITS	A-11
(a) Stock Unit Agreement	A-11
(b) Number of Shares	A-11
(c) Payment for Awards	A-11
(d) Vesting Conditions	A-12
(e) Form and Time of Settlement of Stock Units	A-12
(f) Voting and Dividend Rights	A-12
(g) Creditors' Rights	A-12
(h) Modification or Assumption of Stock Units	A-12
(i) Assignment or Transfer of Stock Units	A-12
SECTION 10. PROTECTION AGAINST DILUTION	A-12
(a) Adjustments	A-12
(b) Participant Rights	A-13
(c) Fractional Shares	A-13
SECTION 11. EFFECT OF A CHANGE IN CONTROL	A-13
(a) Change in Control	A-13
(b) Acceleration	A-13
(c) Dissolution	A-13
SECTION 12. LIMITATIONS ON RIGHTS	A-13
(a) Participant Rights	A-13
(b) Stockholders' Rights	A-14
(c) Regulatory Requirements	A-14
SECTION 13. WITHHOLDING TAXES	A-14
(a) General	A-14
(b) Share Withholding	A-14
SECTION 14. DURATION AND AMENDMENTS	A-14
(a) Term of the Plan	A-14
(b) Right to Amend or Terminate the Plan	A-14

MARTHA STEWART LIVING OMNIMEDIA, INC.
OMNIBUS STOCK AND OPTION COMPENSATION PLAN

SECTION 1. INTRODUCTION.

On April 1, 2008 the Board adopted this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan, which shall become effective upon its approval by the Company's stockholders (the "Effective Date"). If this Plan is approved by the Company's stockholders, this Plan will supersede the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan and the Amended and Restated Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (the "Prior Plans") effective as of the Effective Date such that no further awards shall be made under the Prior Plans on or after such date. However, this Plan will not, in any way, affect awards under the Prior Plans that are outstanding as of the Effective Date. A total of 10,000,000 shares of Common Stock will be available for issuance under this Plan. As of March 24, 2008, the Prior Plans had approximately 1,850,000 shares of Common Stock available for issuance under the plans, not including shares that were subject to outstanding awards under the plans. This means that, if this Plan is approved and the Prior Plans are cancelled, the total net effect will be an increase of approximately 8,150,000 shares of Common Stock that will become available for issuance under the Company's stock plans. If the Company's stockholders do not approve this Plan, no Awards will be made under this Plan and the Prior Plans will continue in effect in accordance with their terms.

The purpose of this Plan is to promote the long-term success of the Company and the creation of stockholder value by offering Key Service Providers the opportunity to share in such long-term success by acquiring equity in the Company. The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Stock Options or Nonstatutory Stock Options), Stock Appreciation Rights, Stock Grants and Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

SECTION 2. DEFINITIONS.

(a) "Affiliate" means any entity other than a Parent or Subsidiary, controlled by, controlling or under common control with, the Company and designated by the Committee from time to time as such.

(b) "Award" means an Option, SAR, Stock Grant or Stock Unit.

(c) "Award Agreement" means any Stock Option Agreement, SAR Agreement, Stock Grant Agreement or Stock Unit Agreement.

(d) "Board" means the Board of Directors of the Company, as constituted from time to time.

(e) "Cashless Exercise" means a program approved by the Committee in which payment of the aggregate Exercise Price of an Option and/or satisfaction of any applicable withholding obligations may be made, all or in part, with Shares subject to the Award, including, but not limited to, by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price and, if applicable, the amount necessary to satisfy the Company's withholding obligations (such that the Participant receives Shares upon exercise or settlement of the Award, net of those Shares that must be withheld or sold to satisfy the aggregate Exercise Price and, if applicable, the Company's withholding obligations).

(f) "Cause" means, except as may otherwise be provided in a Participant's employment agreement or Award Agreement, (i) Participant's willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's Service at any time as provided in Section 12(a), and the term "Company" will be interpreted to include any Parent, Subsidiary, Affiliate, or any successor thereto, if appropriate.

(g) "Change in Control" means the consummation of any of the following transactions:

(i) the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of both (A) thirty percent (30%) or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Power") and (B) more than both the Outstanding Company Common Stock and the Outstanding Company Voting Power owned or controlled directly or indirectly by Martha Stewart and/or her controlled affiliates, heirs, estate, legal representative and/or beneficiaries (collectively, "Stewart"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 2(g); or

(ii) individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason not to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's stockholders, was approved by Martha Stewart and her controlled affiliates (so long as such affiliates are controlled by her) at a time when such entities controlled at least a majority of the Outstanding Company Voting Power or by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Power immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (2) in the event that Stewart does not own or control at least fifty percent (50%) of the Outstanding Company Voting Power upon the consummation of the Business Combination, no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation (and such amount exceeds the amount owned or controlled by Stewart) except to the extent that such person had such ownership of the Outstanding Company Common Stock or Outstanding Company Voting Power immediately prior to the Business Combination and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) approval by the shareholders of the Company or a complete liquidation or dissolution of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the place of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(h) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(i) "Committee" means a committee described in Section 3.

(j) "Common Stock" means the Company's Class A common stock, par value $.01 per share.

(k) "Company" means Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

(l) "Consultant" means an individual or entity who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than services as an Employee, Director or Non-Employee Director. For purposes of clarity, an individual may be eligible under the Plan both as a Consultant and as a Non-Employee Director.

(m) "Covered Employees" means those persons identified by the Company who are or who may be subject to the limitations of Code Section 162(m).

(n) "Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is also an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Director and as an Employee.

(o) "Disability" means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(p) "Employee" means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate. For purposes of clarity, an individual may be eligible under the Plan both as an Employee and as a Director.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Exercise Price" means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

(s) "Fair Market Value" means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i) If the Shares are admitted to trading on any established national stock exchange or market system on the date in question then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii) if the Shares are admitted to quotation or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

(iii) In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

(t) "Fiscal Year" means the Company's fiscal year.

(u) "Immediate Family" means, except as otherwise defined by the Committee, any child, sibling, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, or brother-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) own more than fifty percent (50%) or more of the voting interests.

(v) "Incentive Stock Option" or "ISO" means an incentive stock option described in Code Section 422.

(w) "Key Service Provider" means an Employee, Director, Non-Employee Director and/or Consultant who has been selected by the Committee to receive an Award under the Plan.

(x) "Non-Employee Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is not an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Non-Employee Director and as a Consultant.

(y) "Nonstatutory Stock Option" or "NSO" means a stock option that is not an ISO.

(z) "Option" means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(aa) "Optionee" means an individual, estate or other entity that holds an Option.

(bb) "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc) "Participant" means an individual or estate or other entity that holds an Award.

(dd) "Performance Goals" means an objective formula or standard determined by the Committee with respect to each Performance Period utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Committee in accordance with Code Section 162(m): (i) EBITDA; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer satisfaction, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units. Awards that are not intended to comply with Code Section 162(m) may take into account other factors (including subjective factors).

(ee) "Performance Period" means any period not exceeding seven (7) years as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants and the Committee may establish concurrent or overlapping Performance Periods.

(ff) "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(gg) "Plan" means this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan as it may be amended from time to time.

(hh) "Re-Price" means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) in any manner, including through amendment, cancellation or replacement grants, or any other means.

(ii) "SAR Agreement" means the agreement described in Section 7 evidencing a Stock Appreciation Right.

(jj) "SEC" means the Securities and Exchange Commission.

(kk) "Section 16 Persons" means those officers, directors or other persons who are subject to 16 of the Exchange Act.

(ll) "Securities Act" means the Securities Act of 1933, as amended.

(mm) "Service" means service as an Employee, Director, Non-Employee Director or Consultant. A Participant's Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee's Service will be treated as terminating ninety (90) days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant's Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(nn) "Share" means one share of Common Stock.

(oo) "Stock Appreciation Right" or "SAR" means a stock appreciation right awarded under the Plan.

(pp) "Stock Grant" means Shares awarded under the Plan.

(qq) "Stock Grant Agreement" means the agreement described in Section 8 evidencing a Stock Grant.

(rr) "Stock Option Agreement" means the agreement described in Section 6 evidencing an Option.

(ss) "Stock Unit" means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

(tt) "Stock Unit Agreement" means the agreement described in Section 9 evidencing a Stock Unit.

(uu) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(vv) "10-Percent Stockholder" means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

SECTION 3. ADMINISTRATION.

(a) Committee Composition. The Board or a committee appointed by the Board shall administer the Plan. Any such committee shall generally have membership composition which enables (i) Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act and (ii) Awards to Covered Employees to qualify as performance-based compensation as provided under Code Section 162(m). However, the Board may also appoint one or more separate committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3 or Code Section 162(m), that may administer the Plan with respect to Key Service Providers who are not Section 16 Persons or Covered Employees, respectively, may grant Awards under the Plan to such Key Service Providers and may determine all terms of such Awards. Members of any such committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors. The Board and any committee appointed to administer the plan is referred to herein as the "Committee".

(b) Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Key Service Providers who are to receive Awards under the Plan;

(ii) determining the type, number, vesting requirements and other features and conditions of such Awards;

(iii) amending any outstanding Awards;

(iv) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(v) interpreting the Plan and any Award Agreement;

(vi) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(vii) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(viii) making all other decisions relating to the operation of the Plan; and

(ix) adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company, its Parent, Subsidiaries and Affiliates who reside outside of the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Committee's determinations under the Plan shall be final and binding on all persons.

SECTION 4. GENERAL.

(a) General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b) Incentive Stock Options. Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c) Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. In no event shall the Company be required to issue fractional Shares under this Plan.

(d) Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by applicable law, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant's death any vested Award(s) shall be transferred or distributed to the Participant's estate.

(e) Performance Conditions. The Committee may, in its discretion, include performance conditions in an Award. If performance conditions are included in Awards to Covered Employees and such Awards are intended to qualify as "performance-based compensation" under Code Section 162(m), then such Awards will be subject to the achievement of Performance Goals with respect to a Performance Period established by the Committee. Such Awards shall be granted and administered pursuant to the requirements of Code Section 162(m). Before any Shares underlying an Award or any Award payments are released to a Covered Employee with respect to a Performance Period, the Committee shall certify in writing that the Performance Goals for such Performance Period have been satisfied. Awards with performance conditions that are granted to Key Service Providers who are not Covered Employees need not comply with the requirements of Code Section 162(m).

(f) No Rights as a Stockholder. A Participant, or a transferee of a Participant, shall have no rights as a stockholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(g) Termination of Service. Unless the applicable Award Agreement or, with respect to a Participant who resides in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant's Service (in all cases subject to the maximum term of the Option and/or SAR as applicable): (i) if Service is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Stock Units and unvested portions of Stock Grants shall terminate and be forfeited immediately without consideration; (ii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of his or her then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within three (3) months after the date of such termination; or (iii) if Service is terminated due to death or Disability, the vested portion of his or her then-outstanding Options and/or SARs may be exercised within twelve (12) months after the date of such termination.

(h) Director Fees The Board may, in its sole and absolute discretion, permit each Non-Employee Director to elect to receive a Stock Grant or Stock Unit under the Plan in lieu of payment of all or a specified portion of his or her directors' fees based on the Fair Market Value of the Shares on the date any directors' fees would otherwise be paid. Any amount of directors' fees not elected to be received as a Stock Grant or Stock Unit shall be payable in cash in accordance with the Company's standard payment procedures. Shares granted under this Section 4(h) shall otherwise be subject to the terms of the Plan applicable to Non-Employee Directors or to Participants generally (other than provisions specifically applying only to Employees).

SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a) Basic Limitation. The stock issuable under the Plan shall be authorized but unissued Shares or treasury shares. The aggregate number of Shares reserved for Awards under the Plan is 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(b) Additional Shares. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. SARs to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares issued upon settlement of the SARs. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan.

(c) Dividend Equivalents. Any dividend equivalents distributed under the Plan shall not reduce the number of Shares available for Awards.

(d) Share Limits.

(i) Limits on Options. No Key Service Provider shall receive Options during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(ii) Limits on SARs. No Key Service Provider shall receive SARs during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iii) Limits on Stock Grants and Stock Units. No Key Service Provider shall receive Stock Grants or Stock Units during any Fiscal Year covering, in the aggregate, in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iv) Application of Limits to Key Service Providers in Multiple Roles. For purposes of clarity, if any Key Service Provider provides services to the Company, a Parent, Subsidiary or Affiliate in more than one role and each such role would separately make such Key Service Provider eligible for Awards under the Plan, then the limits set forth in this Section 5(d) shall apply separately to each such role.

(e) Non-Employee Directors. No Non-Employee Directors shall receive Awards during any Fiscal Year covering, in the aggregate, in excess of 200,000 Shares; provided that any Awards received in consideration of such Non-Employee Directors' service as a Consultant or pursuant to an election under Section 4(h) shall not count against such limit.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS.

(a) Stock Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each Stock Option Agreement shall specify the Option's Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value (one hundred ten percent (110%) for an ISO granted to a 10-Percent Stockholder) on the date of grant.

(d) Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). The Stock Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed ten (10) years from the date of grant. A Stock Option Agreement may provide for accelerated vesting in connection with certain events. Notwithstanding any other provision of the Plan or the Stock Option Agreement, no Option can be exercised after the expiration date provided in the applicable Stock Option Agreement.

(e) Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Stock Option Agreement:

(i) Surrender of Stock. Payment of all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company's earnings).

(ii) Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii) Other Forms of Payment. Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, except to the extent permitted by applicable law, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(e).

(f) Modifications or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding Options.

(g) Assignment or Transfer of Options. No Option or interest therein shall be transferred, assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonstatutory Stock Option, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Optionee's Immediate Family. An Option may be exercised, subject to the terms of the Plan and the applicable Stock Option Agreement, only by the Optionee, the guardian or legal representative of the Optionee, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such Option is transferred pursuant to this paragraph.

SECTION 7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. An SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant's compensation.

(b) Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than one hundred percent (100%) of the Fair Market Value on the date of grant.

(d) Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4 (e)). The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed ten (10) years from the date of grant. A SAR Agreement may provide for accelerated exercisability in connection with certain events. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six months before the expiration of such NSO. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e) Exercise of SARs. If, on the date an outstanding and otherwise exercisable SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any vested portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such vested portion. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant's death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f) Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding stock appreciation rights (including stock appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding SARs.

(g) Assignment or Transfer of SARs. No SAR or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family. A SAR may be exercised, subject to the terms of the Plan and the applicable SAR Agreement, only by the Participant, the guardian or legal representative of the Participant, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such SAR is transferred pursuant to this paragraph.

SECTION 8. TERMS AND CONDITIONS FOR STOCK GRANTS.

(a) Time, Amount and Form of Awards. Awards under this Section 8 may be granted in the form of a Stock Grant. A Stock Grant may be awarded in combination with NSOs, and such an Award may provide that the Stock Grant will be forfeited in the event that the related NSOs are exercised.

(b) Stock Grant Agreement. Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement. The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

(c) Payment for Stock Grants. Stock Grants may be issued with or without cash consideration under the Plan.

(d) Vesting Conditions. Each Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Grant Agreement may provide for accelerated vesting in connection with certain events.

(e) Assignment or Transfer of Stock Grants. No unvested Stock Grant shall be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

(f) Voting and Dividend Rights. The holder of a Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Stock Grant Agreement, however, may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares and any Shares received as a dividend pursuant to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid. Such additional Shares subject to the Stock Grant shall not reduce the number of Shares available for issuance under Section 5, including the limitations set forth in Sections 5(d) and (e).

(g) Modification or Assumption of Stock Grants. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Grants or may accept the cancellation of outstanding stock grants (including stock granted by another issuer) in return for the grant of new Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Grant.

SECTION 9. TERMS AND CONDITIONS OF STOCK UNITS.

(a) Stock Unit Agreement. Each Stock Unit granted under the Plan shall be evidenced by a Stock Unit Agreement between the Participant and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the Participant's other compensation.

(b) Number of Shares. Each Stock Unit Agreement shall specify the number of Shares to which the Stock Unit pertains, which number is subject to adjustment in accordance with Section 10.

(c) Payment for Awards. To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

(d) Vesting Conditions. Each Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Unit Agreement may provide for accelerated vesting in connection with certain events.

(e) Form and Time of Settlement of Stock Units. Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f) Voting and Dividend Rights. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

(g) Creditors' Rights. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

(h) Modification or Assumption of Stock Units. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Units or may accept the cancellation of outstanding stock units (including stock units granted by another issuer) in return for the grant of new Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Unit.

(i) Assignment or Transfer of Stock Units. Stock Units shall not be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

SECTION 10. PROTECTION AGAINST DILUTION.

(a) Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a recapitalization, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, the Committee shall make appropriate and equitable adjustments in one or more of:

(i) the number of Shares and the kind of shares or securities available for future Awards under Section 5;

(ii) the limits on Awards specified in Section 5;

(iii) the number of Shares and the kind of shares or securities covered by each outstanding Award;

(iv) the Exercise Price under each outstanding SAR or Option;

(v) any applicable performance-based vesting provisions set forth in an outstanding Award, whether or not such provisions include Performance Goals or otherwise; or

(vi) any other term or provision of the Plan or any outstanding Award necessary to ensure that there is no increase or decrease in the value of Awards that may be issued under the Plan or the value of any outstanding Award.

(b) Participant Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 10 a Participant's Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c) Fractional Shares. Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

SECTION 11. EFFECT OF A CHANGE IN CONTROL.

(a) Change in Control. In the event of a Change in Control, except as otherwise provided in the applicable Award Agreement, the Committee may provide, in its sole discretion and without the Participant's consent, without limitation, for the assumption of outstanding Awards, the substitution of outstanding Awards with substantially the same terms by the surviving corporation or its parent, or the continuation of outstanding Awards by the Company (if the Company is a surviving corporation).

(b) Acceleration. Notwithstanding the foregoing or any other provision of the Plan to the contrary, except as otherwise provided in the applicable Award Agreement, the vesting of and, if applicable, ability to exercise any Award that is outstanding on the date a Change in Control is consummated shall accelerate such that such Awards shall be fully vested and, if applicable, exercisable on the date the Change in Control is consummated.

(c) Dissolution. To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

SECTION 12. LIMITATIONS ON RIGHTS.

(a) Participant Rights. A Participant's rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Except as otherwise provided in any contractual arrangement with a U.S. Participant, any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company's Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award, except as is otherwise provided in any contractual arrangement with a U.S. Participant.

(b) Stockholders' Rights. Except as provided in Sections 8(f) and 9(f), a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

(c) Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

SECTION 13. WITHHOLDING TAXES.

(a) General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any tax or withholding obligations that arise in connection with his or her Award. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and any other required deductions and the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes and other deductions. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by Cashless Exercise, by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired; provided that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company's tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes and foreign taxes, if applicable, unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance or as otherwise permitted by the Committee in its sole and absolute discretion. Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC.

SECTION 14. DURATION AND AMENDMENTS.

(a) Term of the Plan. The Plan shall become effective upon its approval by the Company's stockholders. The Plan shall terminate on March 31, 2018 and may be terminated on any earlier date pursuant to this Section 14.

(b) Right to Amend or Terminate the Plan. The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan's termination. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent such approval is required by applicable laws, regulations or rules.

AMENDMENT NO. 1
TO THE
MARTHA STEWART LIVING OMNIMEDIA, INC.
OMNIBUS STOCK AND OPTION COMPENSATION PLAN

Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Plan"), hereby amends the Plan, effective as of May 23, 2012 as follows:

Section 5(a) is amended by the deleting the last sentence and substituting the following:

The aggregate number of Shares reserved for Awards under the Plan is 14,557,272, Shares subject to adjustment pursuant to Section 10.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
601 West 26th Street, New York, New York	**10001**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 827-8000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 29, 2012, was $96,463,676.*

* Excludes 12,057,513 shares of our Class A Common Stock, and 25,984,625 shares of our Class B Common Stock, held by directors, officers and 10% stockholders, as of June 30, 2012. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or

under common control with the Company.

Number of Shares Outstanding As of February 26, 2013
41,195,945 shares of Class A Common Stock
25,984,625 shares of Class B Common Stock

Documents Incorporated by Reference.
Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for
Its 2013 Annual Meeting of Stockholders are Incorporated
by Reference into Part III of This Report.

TABLE OF CONTENTS

PART I

Item 1. Business	4
Overview	4
History	4
Publishing	5
Merchandising	8
Broadcasting	10
Intellectual Property	11
Available Information	11
Item 1A. Risk Factors	11
Item 1B. Unresolved Staff Comments	16
Item 2. Properties	16
Item 3. Legal Proceedings	17
Item 4. Mine Safety Disclosures	17
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6. Selected Financial Data	19
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A. Quantitative and Qualitative Disclosure About Market Risk	38
Item 8. Financial Statements and Supplementary Data	38
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
Item 9A. Controls and Procedures	38
Item 9B. Other Information	41
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	42
Item 11. Executive Compensation	42
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	42
Item 13. Certain Relationships and Related Transactions, and Director Independence	42
Item 14. Principal Accountant Fees and Services	43
PART IV	
Item 15. Exhibits and Financial Statement Schedules	44
Signatures	49

Index to Consolidated Financial Statements, Financial Statement Schedules and Other Financial Information	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-3
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010	F-4
Consolidated Balance Sheets at December 31, 2012 and 2011	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-7
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedule: II—Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011 and 2010	F-31
Exhibit Index	

In this Annual Report on Form 10-K, unless otherwise noted, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and its subsidiaries. References to other companies may include their trademarks, which are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as other factors. Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K and we caution you not to place undue reliance on such statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in the reports we file with the Securities and Exchange Commission (the "SEC").

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. We are organized into three business segments: Publishing, Merchandising and Broadcasting. This combination enables us to cross-promote our content and products.

Our strategy to generate growth and profitability includes the following imperatives:

- Grow our merchandising business by leveraging our brand equity to expand the distribution of product in existing categories, diversify into new categories and distribution channels, and negotiate new partnerships that fully reward us for the value of our brands and our active role in product development and design, both domestically and internationally; and
- Strengthen our media business by using our content across existing and new distribution channels, including international opportunities, and focusing on digital opportunities.

The media and merchandise we create generally encompasses the following core areas:

- Cooking and Entertaining
- Holidays and Celebrations
- Crafts
- Home
- Weddings
- Organizing, Office Products and Accessories
- Gardening and Outdoor Living
- Pets (grooming, apparel, feeding and health)

As of February 8, 2013, we had approximately 497 employees. Our designed and branded products are available in thousands of retail outlets across the country including The Home Depot, Macy's, Petsmart and Staples.

Total revenues from our three business segments were $197.6 million, $221.4 million and $230.8 million in 2012, 2011 and 2010, respectively. Our revenues from domestic sources were $187.4 million, $211.6 million and $224.3 million in 2012, 2011 and 2010, respectively. Our revenues from foreign sources were $10.2 million, $9.8 million and $6.5 million in 2012, 2011 and 2010, respectively, which was largely comprised of international sales of television content. In the future, we plan to grow international revenues from other areas of our business, primarily our merchandising business. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1990, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our three business segments are described below. Additional financial information relating to these segments may be found in Note 13, *Industry Segments*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K, which information is incorporated herein by reference.

PUBLISHING

In 2012, our Publishing segment accounted for 62% of our total revenues, consisting of operations related to magazine and book publishing and digital distribution, principally through our website, *marthastewart.com*. Revenues from magazine and digital advertising represented approximately 63% of the segment's revenues in 2012, while circulation revenues represented approximately 34% of the segment's revenues.

On November 1, 2012, we announced several restructuring actions in our Publishing segment ("Publishing Restructuring"), which included the transition of the print publication *Everyday Food* from a stand-alone title to a digital-focused brand distributed across multiple platforms. *Everyday Food* ceased publication as a stand-alone title with its December 2012 issue, but is currently being issued as an occasional insert to *Martha Stewart Living* subscribers beginning in 2013. In addition, we discontinued publication of *Whole Living* with the January/February 2013 issue, and sold the related subscriber list in January 2013. Subsequent to the announcement of our Publishing Restructuring, we also are reducing the frequency of Martha Stewart Living, starting in 2013, from a monthly publication to ten times per year.

Magazines

Martha Stewart Living, our flagship magazine, is the foundation of our publishing business. We published twelve issues of *Martha Stewart Living* in 2012 with a rate base of 2.05 million. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and is the leading publication for the Martha Stewart brand. *Martha Stewart Living* generates a majority of our magazine revenues, largely from advertising and circulation.

Martha Stewart Weddings, a quarterly publication, targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands.

Everyday Food is a digest-sized magazine, which had been published ten times per year, targeted women ages 25 to 49 and featured quick, easy recipes for the everyday cook, along with seasonal menus, cooking instructions, suggestions for healthy, "smart" eating and money-saving shopping tips.

Whole Living was a publication featuring "natural living" content and had been published ten times per year. The magazine was acquired in August 2004, at which time we purchased certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing*newsletter. In 2010, we discontinued publication of *Dr. Andrew Weil's Self Healing*newsletter and the related Dr. Weil special interest publications. Effective with the June 2010 issue, we changed the name of *Body + Soul/Whole Living* magazine to *Whole Living*. We discontinued *Whole Living* as part of the Publishing Restructuring.

Magazine Summary

Certain information related to our subscription magazines is as follows:

Title	2010 Rate Base	2011 Rate Base	2012 Rate Base	2013 Rate Base
Martha Stewart Living	2,025,000	2,050,000 [1]	2,050,000	2,050,000
Martha Stewart Weddings [2]	n/a [3]	n/a [3]	n/a [3]	n/a [3]
Everyday Food	1,000,000	1,025,000 [1]	1,025,000	n/a [4]
Whole Living	650,000	700,000 [1]	750,000 [1]	n/a [4]

[1] Rate base increases are effective with the January issues, which typically are on sale in December of the prior fiscal year.
[2] In addition to the quarterly publication, we anticipate producing two special issues of *Martha Stewart Weddings* in 2013, similar to 2012, as compared to only one special issue of *Martha Stewart Weddings* we produced in each of 2011 and 2010.
[3] Does not have a stated rate base.
[4] As a result of the Publishing Restructuring, we are no longer publishing *Everyday Food* as a stand-alone magazine and are no longer publishing *Whole Living*.

Special Interest Publications. In addition to our periodic magazines, we occasionally publish special interest magazine editions. Our special interest publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our special interest publications are sold at newsstands and may include advertising. In 2012, we published *The Best of Martha Stewart Living Organizing*, *The Best of Martha Stewart Halloween Handbook*, *Martha Stewart Weddings Real Weddings* and *Martha Stewart Weddings Destination Weddings and Dream Honeymoons.*

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R.R. Donnelly and currently purchase paper through an agreement with Time Inc. Our agreement with R.R. Donnelly runs through 2017. In the first half of 2012, paper prices declined slightly from 2011, then increased modestly in the second half of 2012, back to pricing levels comparable to 2011. Based on recent information from our paper supplier, we expect prices to remain stable in the first half of 2013 with an expected modest price increase in the second half of 2013. We use no other significant raw materials in our businesses. The vast majority of subscription copies of our magazines are delivered by the U.S. Postal Service. Postages rates for periodicals increased by 2.1% in January 2012 from 2011 rates, and increased again by 2.5% in February 2013. Sales and marketing of the magazines to retailers is handled by Time Warner Retail Sales and Marketing, an affiliate of Time Inc. Billing, collection and distribution services for retail sales of the magazines are handled by Curtis Circulation Company. Both of these newsstand distribution agreements expire in June 2014. Subscription fulfillment services for our magazines are provided by Time Customer Service, another affiliate of Time Inc., under an agreement that also expires in June 2014.

Books

We have a multi-year, multi-book agreement with The Crown Publishing Group to provide Martha Stewart branded books, under the Clarkson Potter, Potter Style or Potter Craft imprints. Under a prior version of this agreement with the same publisher, *Martha's American Food* was published in 2012.

In August 2008, we announced a multi-year agreement with HarperCollins Publishers to publish ten Emeril Lagasse branded books under the HarperStudio imprint, of which five had been delivered and accepted through December 31, 2012. *Kicked-Up Sandwiches* was published under this agreement in 2012.

Through our efforts in the books business and the rights we acquired related to Emeril's book backlist, we now have a library of approximately 93 published books.

Digital

Websites

The *marthastewart.com* website is the flagship of our digital properties, offering a vast quantity of continually updated articles, recipes and videos developed from several Martha Stewart brands, including our magazine properties. Since the website's re-launch in 2007 as a content-focused, advertising-driven media website, *marthastewart.com* has received many industry awards. The website provides engaging experiences in several lifestyle categories: food, entertaining, holidays, home and garden, crafts and pets. The website also serves as a gateway to our other properties, including

marthastewartweddings.com and *emerils.com*. In 2011, we invested in a re-platforming of our website that allows for additional functionality, which was completed in 2012. The enhancements, which include a responsive website design, allow for improved user engagement and expanded advertising inventory, including views from smartphones and tablets, which, in combination, are expected to drive growth in our audience and revenues. In 2012, we converted over 2,600 hours of archived television shows featuring Martha Stewart, Emeril and other talent into digital format, making this content available for us to serve on our websites and thereby significantly expanding our online video library. In 2012, our collective website properties saw monthly average unique visitors of 6.3 million, a 27% increase over 2011. However, similar with the industry-wide trend of lower average page views per unique visitor, we saw a 15% decline in average monthly page views to 80.9 million, down from 94.9 million in 2011.

Digital Editions and Apps

All of our magazines are available on multiple platforms. In addition to the digital editions of our magazines, we also produce numerous mobile and tablet applications ("apps") to further distribution of our magazines and provide our content in creative, accessible programs to accommodate the growing popularity of smartphones and tablet devices.

We produce digital editions available through Barnes & Noble's Nook, Amazon's Kindle Fire and through the Zinio platform. In 2012, we built a custom storefront in Apple's iTunes, which allows us to sell subscriptions and single copies of our magazines, only for Apple's iPad products. We further produce iPad versions of *Martha Stewart Living* and *Martha Stewart Weddings*, the latter of which was launched in 2012. Digital editions, including iPad versions, currently account for approximately 4% of all our circulation. Revenues from digital editions, which were previously classified as "Other" revenues, are classified as "Circulation" revenues beginning in 2012.

We also produce various apps that provide recipes, how-to, creativity and video content, which we refer to as our companion apps. In 2012, we launched the Craft Studio app available on Apple iTunes. Produced in partnership with Happy Studios, LLC and sponsored by Snapfish, Craft Studios is a richly featured card and craft making tool. In addition, we continue to sell our library of apps we launched in prior years on iTunes, including our Cocktails, Smoothies, Cookies, Egg Dying and Everyday Food Recipe apps, along with updated content bundles. We also introduced a Microsoft Windows 7 version of the Everyday Food Recipe app and a Everyday Food Video app for Windows 8 Tablets.

Video Distribution

In 2012, we entered into several agreements to expand our video distribution. We entered into agreements with Hulu to distribute our long-form content and with AOL to distribute short-form archive and premium video content. We also entered into an agreement with Fullscreen to expand our presence on YouTube through branded channels and network distribution. With these deals, we will either create or expand our branded channels, including Martha Stewart, Emeril, Everyday Food and Mad Hungry, on these websites, and increase the distribution of our video archive.

Competition

Publishing is a highly competitive business. Our magazines, books, websites and digital apps compete not only with other magazines, books and digital apps, but also with other mass media, websites and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with decorating, cooking and women's lifestyle magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily with wedding service magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. Our special interest publications can compete with a variety of magazines depending on the focus of the particular issue. Capturing advertising sales for our digital properties is highly competitive as well. *marthastewart.com* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for digital advertising is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due to variations in the publication schedule from year to year, timing of direct mail expenses, delivery and acceptance of books under our long-term book contracts and variability of audience and traffic on *marthastewart.com*, as well as other seasonal factors. Not all of our magazines are published on a regularly scheduled basis throughout the year. Additionally, the publication schedule for our special interest publications can vary and lead to quarterly fluctuations in the Publishing segment's results. Advertising revenue in our magazines and on *marthastewart.com* is typically highest in the fourth quarter of the year due to higher consumer

demand for our holiday content, and corresponding higher advertiser demand to reach our audience with their marketing messages. Certain newsstand costs vary from quarter to quarter, particularly newsstand marketing costs associated with the distribution of our magazines. These costs typically have a three-year life cycle, but can vary significantly throughout the term.

MERCHANDISING

Our Merchandising segment contributed 29% of our total revenues in 2012. The segment consists of operations related to the design of merchandise and related packaging, collateral and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and collateral materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our manufacturing partners source and/or produce the branded products sometimes together with other lines they make or sell. Our licensing agreements do not require us to maintain any inventory nor incur any significant expenses other than employee compensation. We own all trademarks for each of our branded merchandising programs and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Select Retail Licensees

The Home Depot

In 2010, we launched the *Martha Stewart Living* program at The Home Depot, which is currently available at all of The Home Depot's stores in the United States and Canada, as well as on www.homedepot.com and Home Decorators Collection catalog, online and retail stores. The *Martha Stewart Living* program at The Home Depot encompasses a broad range of home décor, paint, storage and organization products, outdoor furniture, window treatments, kitchen cabinetry, countertops, carpet and seasonal holiday décor. In February 2012, we renewed our agreement with The Home Depot for an additional term ending March 2016.

Macy's

In September 2007, we introduced the *Martha Stewart Collection* at Macy's. It is currently available at the nearly 650 Macy's stores in the United States that offer home products, as well on www.macys.com. The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath textiles, housewares, food preparation and other kitchen items, tabletop and holiday decorating items. See Item 3. Legal Proceedings in this Annual Report on Form 10-K for discussion of litigation related to Macy's.

J.C. Penney

In December 2011, we entered into a strategic alliance with J.C. Penney Corporation, Inc. ("J.C. Penney") and plan to launch certain home products in J.C. Penney department stores throughout the United States and through www.jcp.com in the spring of 2013. For information regarding J.C. Penney's investment in our company, see Note 7, *Shareholders' Equity*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K. Also see Item 3. Legal Proceedings in this Annual Report on Form 10-K for discussion of litigation related to J.C. Penney.

Select Manufacturing Licensees

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts*, a paper-based crafting program with our manufacturing partner, Wilton Properties Inc. (formerly UCG Paper Crafts Properties Inc. and EK Success), at Michaels stores in the United States. The program consists of tools, embellishments, paper/albums, and other seasonal products. Distribution for this program has expanded to include multiple specialty and independent craft chains in the United States and internationally.

In 2011, we further expanded our *Martha Stewart Crafts* portfolio by introducing a line of craft paints with Plaid Enterprises and a line of yarns and looms with Orchard Yarn and Thread, Inc. (d/b/a Lion Brand Yarn).

Martha Stewart Pets

In July 2010, we launched the *Martha Stewart Pets* line, developed in partnership with Age Group Ltd and sold currently at Petsmart stores. The program consists of a wide range of pet accessories, including apparel, collars, leashes, bedding, grooming supplies and toys.

Martha Stewart Home Office

In December 2011, we began shipping products for *Martha Stewart Home Office* with Avery and launched the line in February 2012. The *Martha Stewart Home Office* line is sold currently at Staples in the U.S. and U.K., on www.staples.com, and at Officeworks in Australia. The line encompasses a range of home office products, including surface organization, journals, portable filing, pantry organization and the recently launched line of bags and totes.

Martha Stewart Homes

We have had a partnership with KB Home for the development of *Martha Stewart Homes* since 2005. The KB Home communities created with Martha Stewart feature homes with unique exterior and interior details that are inspired by Martha Stewart's own homes. The *Martha Stewart Homes* are located at multiple communities in California, Colorado, North Carolina, Georgia, Texas and Florida. We also offer a range of design options, featured exclusively at KB Home Studios nationwide.

Select Emeril Lagasse Manufacturing Licensees

We acquired certain licensing agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets and have entered into new licensing agreements following the acquisition. These licensing agreements are primarily associated with partnerships with various food and kitchen preparation manufacturers that produce products under the Emeril Lagasse brand.

Emerilware

Introduced in August 2000, *Emerilware* by All-Clad consists of lines of high-quality, gourmet cookware and barbeque tools available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

We also have a line of *Emerilware* products by T-FAL, launched in November 2006, which consists of small kitchen appliances available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emeril's Original

In September 2000, Emeril Lagasse introduced with B&G Foods, *Emeril's Original*, a signature line of seasonings, salad dressings, basting sauces and marinades, mustards, salsas, pasta sauces, pepper sauces, spice rubs, cooking sprays and stocks available at supermarkets and specialty markets across the United States, as well as through the Home Shopping Network.

Emeril's Gourmet Coffee

Launched in September 2007, *Emeril's Gourmet Coffee with Timothy's World Coffee*is a single-cup coffee program comprised of flavored coffees inspired by Emeril Lagasse. The program is available in department and specialty stores nationwide, as well as in certain national hotel chains.

Other

In 2010, we introduced a variety of new partnerships, including *Emerilware Cutlery with SED International Inc. (formerly Lehrhoff ABL Inc.),* which is a branded cutlery collection that includes knives and cutting boards. We also introduced *Emeril's Red Marble Steaks with Allen Brothers* which is a line of hand-selected, aged steaks. The line, launched in the spring of 2010, is available through catalog, online and the Home Shopping Network. In 2012, we launched *Emeril by Snapware*, which is branded food storage, on the Home Shopping Network. In 2013, we plan to launch a line of bagged coffees with White Coffee.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories, including with products sold under our partners' private labels. Competitive factors include numbers and locations of stores, brand awareness, quality and price. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of many product lines.

BROADCASTING

Our Broadcasting business segment accounted for 9% of our total revenues in 2012. The segment consisted of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats and the operations of our satellite radio channel. While certain revenue derived from the provision of talent services was included in the Broadcasting segment in 2012 and prior years, we are now recording, beginning in 2012, new agreements for talent services in our Merchandising segment. We generally own the copyrights in the programs we produce for television and radio distribution.

In 2012, we significantly restructured the Broadcasting segment, which included the termination of our live audience television production operations. We expect that the operations of this segment in 2013 and beyond will consist of television content library licensing, satellite radio operations and limited television production operations. While future revenues and assets from these operations are not expected to be significant, we plan to continue reporting activities under the Broadcasting segment to provide historical context.

The Martha Stewart Show, in its format with a live audience, concluded on the Hallmark Channel with the completion of season 7 in September 2012. Revenues for *The Martha Stewart Show* on Hallmark Channel were mostly comprised of advertising, product integration and international licensing revenues. We own the television content we produced for the Hallmark Channel and we have the right in the future to further monetize these assets. While the Hallmark Channel retains certain rights to some of our programming other than *The Martha Stewart Show* ("companion programming") through September 2013, we completed the delivery of all of our companion programming to the Hallmark Channel by December 31, 2011. Revenues for the companion programs on Hallmark Channel generally consisted of licensing revenue.

In 2012, we produced two seasons of a new weekly half-hour series, *Martha Stewart's Cooking School.* The show debuted on PBS in October and was produced in our studio prior to the end of our studio lease on June 30, 2012. Revenues for *Martha Stewart's Cooking School*, which consists of sponsorship revenue, for the first season were recognized in 2012, with additional revenue expected to be recognized in 2013 with the airing of the second season.

Emeril Lagasse also provides various television services for us. In 2012, Emeril Lagasse hosted a new show, *Emeril's Florida*, on the Cooking Channel, returned as a co-host on Top Chef and continued providing talent services as the recurring Food Correspondent for Good Morning America.

The *Martha Stewart Living Radio* channel launched on Sirius Satellite Radio, now known as Sirius XM Radio, in November 2005 providing programming 24 hours a day, seven days a week, of which 65 hours each week was original programming created by our experts. In November 2011, we renewed our agreement with Sirius XM Radio for a one-year term that ended December 31, 2012 at a reduced license fee, along with a reduction of original programming to approximately 40 hours each week. In addition, our agreement with Sirius XM provided for all radio advertising on the *Martha Stewart Living Radio* channel to be sold, and all revenue from such advertising retained, by Sirius XM, except for a portion of the revenue from radio advertising sold in the fourth quarter of 2012. On January 31, 2013, we announced a new agreement with Sirius XM Radio at a further reduced license fee, along with a reduction of original programming to approximately 10 hours each week. The new agreement with Sirius XM Radio replaces the *Martha Stewart Living Radio* channel with a new, daily radio show hosted by Martha Stewart on SiriusXM Stars.

Competition

Broadcasting is a highly competitive business. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. Competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and the effectiveness of the advertising sales staffs. Our television programs competed directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Seasonality

Our Broadcasting segment has experienced fluctuations in quarterly performance due to, among other things, seasonal advertising patterns, seasonal influences on people's viewing habits and audience increases for our programming during

holiday seasons. Because television seasons run 12 months beginning and ending in the middle of September, the 2012 results include nine months of season 7 of *The Martha Stewart Show* on the Hallmark Channel. While repeat episodes air over the summer, original episodes usually run September to May and typically generate higher ratings and revenues.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our various publications and brands, including *Martha Stewart Living* (the name of our flagship publication as well as the trademark for products sold at The Home Depot), *Martha Stewart Collection* (for goods sold at Macy's), *Martha Stewart Crafts*, *Martha Stewart Weddings*, *Everyday Food*, *Mad Hungry* and *Emeril*. These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We also register, both offensively and defensively, key domain names containing our trademarks, such as *www.marthastewart.com*, *www.marthastewartweddings.com*, *www.emerils.com* and *www.everydayfood.com*.

We regularly file copyrights regarding our proprietary designs and editorial content. We have also applied for, and in some instances are now the owners of, domestic and international design and utility patents covering certain of our *Martha Stewart Crafts* paper punches.

We regard our rights in and to our trademarks, our proprietary designs and editorial content as valuable assets in the marketing of our products. Accordingly, we vigorously police and protect our trademarks against infringement and denigration by third parties. We also work with our licensees to assure that our trademarks are used properly. We own and license the perpetual rights to the "Martha Stewart" portion of our marks pursuant to an agreement between us and Ms. Stewart, the description of which is incorporated by reference into Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our flagship website can be found on the Internet at *www.marthastewart.com*. Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these documents, as well as certain other forms we file with or furnish to the SEC, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing www.sec.gov, or *www.marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is not incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), irrespective of any general incorporation language contained in such filing.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic changes that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of those operations and the financial results of those operations elsewhere in this report, the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, material risk factors that are not presently known to Company management may also adversely affect our operations.

Our success depends in part on the popularity of our brands and the reputation and popularity of Martha Stewart and Emeril Lagasse. Any adverse reactions to publicity relating to Ms. Stewart or Mr. Lagasse, or the loss of either of their services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart and Emeril Lagasse remain important factors.

Ms. Stewart's efforts, personality and leadership, including her services as an officer and director of MSLO, have been, and continue to be, critical to our success. While we have managed our business without her daily participation at times in the past, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, could have a material adverse effect on our business. In a July 2012 letter, we and Ms. Stewart agreed to extend the term of Ms. Stewart's current employment agreement until June 30, 2017. Under this letter, the parties have agreed to negotiate mutually acceptable adjustments to the terms of the employment agreement to take effect at

July 1, 2013 (or such earlier date as the parties may agree). Under the letter, if the parties do not reach an agreement regarding mutually acceptable adjustments, we can choose to have the employment agreement continue in effect through June 30, 2017 or to allow it to lapse at June 30, 2013.

In addition, in 2008 we acquired the assets relating to Emeril Lagasse's businesses other than his restaurants and foundation. The value of these assets is largely related to the ongoing popularity and participation of Mr. Lagasse in the activities related to exploiting these assets. Therefore, the continued value of these assets could be materially adversely affected if Mr. Lagasse were to lose popularity with the public or be unable to participate in our business, forcing us potentially to write-down a significant amount of the value we paid for these assets.

Our management turnover creates uncertainty.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of members of creative, technology, and sales and marketing staffs. In the last several years, we have had members of the senior management team leave the Company and we have recruited new members who are part of our current management team. We are currently in a search for a new Chief Executive Officer. The loss of key members of our management team could have a negative impact on our ability to manage and grow our business effectively. As a result, we may face challenges in effectively managing our operations during this period of transition. If members of senior management leave the Company, we cannot assure you that we would be able to replace them in a timely manner, or at all, on acceptable terms. In addition, our search for replacements for departed executives may cause uncertainty regarding the future of our business, impact employee hiring and retention, increase the volatility in our stock price and adversely impact our revenue, operating results and financial condition.

Failure of the economy to sustain a recovery or difficulties in the financial markets could significantly impact our business, financial condition, results of operations and cash flows, and could adversely affect the value of our assets or hamper our ability to raise additional funds.

The economy experienced considerable disruption during the three years in the period ended December 31, 2012, including volatility in securities prices and a general reduction in credit availability. These events led to increased unemployment, a downturn in the housing market, declines in consumer confidence and declines in personal income and consumer spending, particularly discretionary spending. These adverse consumer trends led to reduced spending on general merchandise, homes and home improvement projects—categories in which we license our brands—resulting in weaker revenues from our licensed products in our Merchandising business.

We depend on advertising revenue in our Publishing business. We cannot control how much or where companies choose to advertise. Since 2009, we have seen a significant downturn in advertising dollars generally in the marketplace, and more competition for the reduced dollars. During the course of the advertising recession, we experienced a decline in advertising revenues, and a permanent reversal of that trend is not assured. If advertisers continue to spend less money, or if they advertise elsewhere in lieu of our magazines or websites, our business and revenues will be materially adversely affected. Furthermore, if our licensees experience financial hardship, they may be unwilling or unable to pay us royalties or continue selling our products, regardless of their contractual obligations. We cannot predict the future health and viability of the companies with which we do business and upon which we depend for royalty revenues, advertising dollars and credit.

Although economic conditions have recently stabilized and shown some indications of improvement, it is difficult to judge the scope and sustainability of any general economic recovery. This makes it difficult for us to forecast consumer and product demand trends and companies' willingness to spend money to advertise in our media properties. While consumer spending and confidence have improved, consumer spending remains constrained. Unemployment remains and is expected to remain at high levels and the housing market remains weak and may in fact further deteriorate. If consumer confidence, consumer spending and the housing market do not rebound and/or if the companies with which we do business experience ongoing problems, our revenues may not grow as planned. An extended period of reduced cash flows could increase our need for credit at a time when such credit may not be available. Because of residual uncertainties regarding the economy, our operating results will be difficult to predict, and prior results will not necessarily be indicative of results to be expected in future periods.

In addition, we have a significant intangible asset recorded on our balance sheet, as well as goodwill and other assets. We evaluate the recoverability of the carrying amount of our goodwill, intangible and other assets on an ongoing basis, and we may in the future incur substantial impairment charges, which would adversely affect our financial results. Impairment assessment inherently involves the exercise of judgment in determining assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. Future events and changing market conditions may prove our assumptions to be wrong with respect to prices, costs, holding periods or other

factors. Differing results may amplify impairment charges in the future. As reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, we performed an interim review of goodwill for impairment and determined that the goodwill associated with the Publishing segment was impaired as of September 30, 2012. The non-cash goodwill impairment charge of $44.3 million was the result of the Publishing segment experiencing slower than anticipated growth in advertising. For further details on our goodwill impairment charge, see the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 2, *Summary of Significant Accounting Policies* under the heading "*Goodwill and intangible assets.*"

We may not be able to successfully implement our anticipated growth strategies.

As part of our growth strategy, we seek to extend our brands and merchandise categories and expand our geographic coverage. If we were to create a new brand, or expand an existing brand, we may be required to increase expenditures to accelerate the development process with the goal of achieving longer-term cost savings and improved profitability. Brand developments may increase expenses if we hire additional personnel to manage our growth. These investments also would require significant time commitments from our senior management and place a strain on their ability to manage our existing businesses.

Achievement of our growth strategies require investment in new capabilities, distribution channels and technologies worldwide. These investments may result in short-term costs without accompanying current revenues and therefore, may be dilutive to our earnings in the short term. Although we believe that our strategy will lead to profitability, the anticipated benefits may not be fully realized.

As an example, we have been accelerating our shift in focus from print magazines to digital distribution of our content. We want to ensure that our brands are platform agnostic and that consumers can access our content in a variety of different formats, following consumer trends of greater digital consumption and less demand for printed publications. While we expect to see significant savings in editorial, production and distribution costs as a result of the Publishing Restructuring, we will have offsetting increased costs due to the increased production of digital content. Ultimately the success of this strategy will depend on our ability to monetize this digital content effectively.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years. Some of these agreements include exclusivity provisions and have a duration of many years. While we require that our licensees maintain the quality of our respective brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands.

There is also a risk that our extension into new business areas will meet with disapproval from consumers. We cannot guarantee that these programs will be fully implemented, or, if implemented, that they will be successful. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusivity provisions and multi-year terms of these agreements. Disputes with new or existing licensees may arise that could hinder our ability to grow or expand our product lines. Disputes also could prevent or delay our ability to collect the licensing revenue that we expect in connection with these products. If such developments occur or our merchandising programs are otherwise not successful, the value and recognition of our brands, as well as our business, financial condition and prospects, could be materially adversely affected.

An example of such risks is a dispute with a current licensee is a lawsuit that was filed on January 23, 2012, against us in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In this lawsuit, Macy's Inc. and Macy's Merchandising Group, Inc. (together, the "Macy's plaintiffs") claim that our planned activities under the agreement governing our strategic alliance with J.C. Penney materially breach the agreement between us and Macy's Merchandising Group, Inc. dated April 3, 2006 (the "Macy's Agreement"). The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Court entered a preliminary injunction on July 31, 2012 which limited our activities with J.C. Penney in certain respects. In November 2012, the Macy's plaintiffs amended their complaint to assert a second claim which alleges additional breaches of the Macy's Agreement. In January 2013, the lawsuit was consolidated with an action titled Macy's Inc. and Macy's Merchandising Group, Inc. v. J.C. Penney Corporation, Inc. The trial of the consolidated cases began on February 20, 2013 and is currently ongoing. See Item 3. *Legal Proceedings* in this Annual Report on Form 10-K for details regarding this lawsuit. Depending on the outcome of the trial or any settlement discussions, some of the future benefits we anticipate receiving from our relationship with either Macy's or J. C. Penney could be reduced.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming, content and products that strongly appeal to a large number of consumers, as well as distributing the content through the latest technology and traditional channels. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts, programming, technology, content and products. The strength of our brands and our business units depends in part on our ability to influence tastes through print publication, television and digital distribution and merchandising. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers and their appetite for new technology.

Absence of new product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new products or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. Other businesses and brands that we may develop may also prove not to be successful.

We have an advertising-revenue-based website which is dependent on a large consumer audience and resulting page views. Failure to achieve growth could adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the continued development and growth of our digital properties and our ability to monetize them. We continue to enhance and upgrade the *marthastewart.com* site. We cannot be certain that the ongoing changes we make will enable us to sustain growth for our website in the long term. In addition, the competition for advertising dollars has intensified and we have experienced continuous pressure on digital advertising revenue pricing from various sources, including advertising networks, real time bidding and competitive websites. In order for our digital properties to succeed, we must, among other things maintain and continue to:

- significantly increase our online audience;
- monetize the growth from website traffic to increase advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and interactive experiences we offer on our website;
- respond to competitive developments while maintaining a distinct brand identity;
- develop and upgrade our technologies so that they can support more efficient and effective migration of content from the print platform and provide a more robust user experience; and
- bring innovative product features to market in a timely manner.

We cannot be certain that we will be successful in achieving these and other necessary objectives. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

Our principal print business vendors are consolidating and this may adversely affect our business and operations.

We rely on certain principal vendors in the print portion of our Publishing segment and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on favorable terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses, subscription agents and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in decreased competition, which may lead to greater dependence on certain vendors and increased prices; as well as interruptions and delays in services provided by such vendors, all of which could adversely affect our results of operations.

We may be adversely affected by fluctuations in paper, postage and distribution costs.

In our Publishing segment, our principal raw material is paper for the print portion of that business. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter, into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices would adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. In recent years, postage rates have increased, and a significant further increase in postage prices could adversely affect our future results of operations. Postage rates for periodicals increased by 2.1% in January 2012 from 2011 rates, and have increased again by 2.5% in February 2013. We may not be able to recover, in whole or in part, paper or postage cost increases.

Distribution of magazines to newsstands and bookstores is conducted primarily through companies known as wholesalers. Wholesalers have in the past advised us that they intended to increase the price of their services. We have not experienced any material increase to date; however, some wholesalers have experienced credit and going concern risks. It is possible that other wholesalers likewise may seek to increase the price of their services or discontinue operations. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations. The need to change wholesalers could cause a disruption or delay in deliveries, which could adversely impact our results of operations.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline would adversely affect our financial condition and results of operations by further reducing our circulation revenue and causing us to either incur higher circulation expenses to maintain our rate bases, or to reduce our rate bases, which would in turn negatively impact our revenue.

Our websites and internal networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our proprietary information.

Our website activities involve the storage and transmission of proprietary information, which we endeavor to protect from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary information or cause interruptions or malfunctions in our digital operations. We may be required to spend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss due to business interruption, or litigation. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our Company through her stock ownership, enabling her to elect most of our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B Common Stock, which provides Ms. Stewart with approximately 87% of our voting power. The Class B Common Stock has ten votes per share, while Class A Common Stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of all directors, other than the two directors whose election is controlled by J.C. Penney, and generally any merger, consolidation or sale of all or substantially all of our assets, and indirectly the ability to control our management and affairs. Ms. Stewart's concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we depend. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be

required to cease the sale of certain products or the use of certain technology or if we were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

We operate in two highly competitive businesses: Publishing and Merchandising, each of which subjects us to competitive pressures and other uncertainties.

We face intense competitive pressures and uncertainties in each of our two principal businesses.

Our magazines, books, digital products and other publishing products compete not only with other magazines, books, digital products and other publishing products, but also with other mass media, websites, and many other types of leisure-time activities. We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the markets we serve. As advertising budgets have diminished and the number of media offerings have grown, the competition for advertising dollars has intensified. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services, the desirability of the magazine's demographic and the effectiveness of advertising sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price, customer service, circulation revenues and, ultimately, advertising revenues. Our websites compete with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for digital adverting is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Because some forms of media have relatively low barriers to entry, we anticipate that additional competitors, some of which have greater resources than we do, may enter these markets and intensify competition.

Our Merchandising segment competitors consist of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories, including with products sold under our partners' private labels. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Our failure to meet the competitive pressures in any of these segments could negatively impact our results of operations and financial condition.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

Information concerning the location, use and approximate square footage of our principal facilities as of December 31, 2012, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Publishing segment editorial and production offices (includes magazines, digital and books), advertising sales offices, product design facilities, photography studio, test kitchens, property storage, principal executive and administrative offices and corporate offices	225,042
Satellite Sales Offices in Michigan, Illinois and California	Advertising sales offices	6,302

We vacated our television production facilities at 221 West 26th Street and our executive and administrative office for television production at 226 West 26th Street at the end of the second quarter of 2012. The other leases for our offices and facilities expire between 2015 and 2018, and some of these leases are subject to our renewal.

We also have certain property rights under an intangible asset agreement covering our use of various residences owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and video segments. The description of this intangible asset agreement is incorporated by reference into Item 13 and disclosed in the related party transaction disclosure in Note 10, *Related Party Transactions*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. *Legal Proceedings*

On January 23, 2012, Macy's Inc. and Macy's Merchandising Group, Inc. filed a lawsuit against us in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In such lawsuit, the Macy's plaintiffs claim that our planned activities under our commercial agreement with J.C. Penney materially breach the agreement between us and Macy's Merchandising Group, Inc. dated April 3, 2006. The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Court entered a preliminary injunction on July 31, 2012 which limited our activities with J.C. Penney in certain respects. In November 2012, the Macy's plaintiffs amended their complaint to assert a second claim which alleges additional breaches of the Agreement. In January 2013, the lawsuit was consolidated with an action titled Macy's Inc. and Macy's Merchandising Group, Inc. v. J.C. Penney Corporation, Inc. The trial of the consolidated cases began on February 20, 2013 and is currently ongoing. We believe that we have meritorious defenses to the claims made by the Macy's plaintiffs, and we are vigorously defending such claims. Litigation costs in this matter are significant.

We are party to legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. Other than Macy's, none of these proceedings is deemed material.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange (the "NYSE"). Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock as reported by the NYSE for each of the periods listed.

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
High Sales Price	$ 4.54	$ 5.49	$ 4.75	$ 5.19	$ 4.89	$ 3.94	$ 3.81	$ 3.24
Low Sales Price	$ 3.40	$ 3.45	$ 2.97	$ 2.77	$ 3.70	$ 2.95	$ 2.87	$ 2.28

As of February 20, 2013, there were 7,508 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We do not pay regular quarterly dividends. However, in December 2011, our Board of Directors declared and paid a special one-time dividend of $0.25 per share of common stock for a total dividend payment of $16.7 million.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock during the period commencing on January 1, 2008 and ending on December 31, 2012, with that of the Standard & Poor's 500 Stock Index ("S&P 500 Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "SIC Code Index"). In 2012, we revised the performance graph to include a comparison with the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600 Index") and with a peer group of companies engaged in multimedia and licensing businesses similar to ours ("Peer Group").

The addition of the S&P SmallCap 600 Index and the Peer Group in 2012 was the result of updating the comparison of the performance of our Class A Common Stock with indices that are more closely aligned with our businesses and size. The S&P SmallCap 600 Index is comprised of 600 domestic (United States) companies with a market capitalization in the range of $300 million to $1.4 billion in the financial, information technology, consumer discretionary and industrials sectors covering approximately 3% of the domestic equities market and is weighted by market capitalization. The Peer Group selected by us, which is also weighted by market capitalization, is comprised of Gannett Co. Inc., Iconix Brand Group, Inc., Kenneth Cole Productions, Lifetime Brands, Inc., Meredith Corporation, Scholastic Corp. and XO Group Inc.

For comparative purposes, we have included the SIC Code Index and the S&P 500 Composite Index, but we do not plan to include these indices in the future. The SIC Code Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the SIC Code Index and is weighted according to market capitalization of the companies in the index.

The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P SmallCap 600 Index, the Peer Group, the S&P 500 Composite Index and the SIC Code Index at the closing prices on December 31, 2007 and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



Item 6. ***Selected Financial Data.***

The information set forth below for the five years ended December 31, 2012 is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated by reference into Item 8 of this Annual Report on Form 10-K. The Notes to Selected Financial Data below include certain factors that may affect the comparability of the information presented below (in thousands, except share per share amounts).

	2012	2011	2010	2009	2008
INCOME STATEMENT DATA REVENUES					
Publishing	$ 122,540	$ 140,857	$ 145,573	$ 146,100	$ 179,116
Merchandising	57,574	48,614	42,806	52,566	57,866
Broadcasting	17,513	31,962	42,434	46,111	47,328
Total revenues	197,627	221,433	230,813	244,777	284,310
Operating loss	(56,396)	(18,594)	(8,663)	(11,968)	(10,857)
Net loss	$ (56,085)	$ (15,519)	$ (9,596)	$ (14,578)	$ (15,665)
PER SHARE DATA					
Loss per share:					
Basic and diluted—Net loss	$ (0.83)	$ (0.28)	$ (0.18)	$ (0.27)	$ (0.29)
Weighted average common shares outstanding:					
Basic and diluted	67,231,463	55,880,896	54,440,490	53,879,785	53,359,538
Dividends per common share	$ —	$ 0.25	$ —	$ —	$ —
FINANCIAL POSITION					
Cash and cash equivalents	$ 19,925	$ 38,453	$ 23,204	$ 25,384	$ 50,204
Short-term investments	29,182	11,051	10,091	13,085	9,915
Total assets	154,260	216,120	222,314	229,791	261,285
Long-term obligations	—	—	7,500	13,500	19,500
Shareholders' equity	95,516	147,947	139,033	143,820	150,995
OTHER FINANCIAL DATA					
Cash flow provided by / (used in) operating activities	$ 239	$ (2,220)	$ 1,872	$ (9,273)	$ 39,699
Cash flow (used in) / provided by investing activities	(18,918)	6,886	153	(9,617)	(38,856)
Cash flow provided by / (used in) financing activities	151	10,583	(4,205)	(5,930)	18,825

NOTES TO SELECTED FINANCIAL DATA

Loss from continuing operations

2012 results include a non-cash goodwill impairment charge related to the Publishing segment of approximately $44.3 million and restructuring charges of approximately $4.8 million.

2011 results include restructuring charges of approximately $5.1 million.

2010 results include the recognition of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming, as well as licensing revenue for other new programming delivered to Hallmark Channel.

2009 results include a net benefit to operating loss of approximately $20 million from certain items including the revenue from Kmart of $14.5 million, the recognition of previously deferred Kmart Corporation ("Kmart") royalties of $10.0 million as non-cash revenue, an incremental $3.9 million from the conclusion of our relationship with TurboChef Technologies, Inc.

("TurboChef"), a $3.0 million cash receipt related to a make-whole payment and a non-cash impairment charge of $11.4 million related to a cost-based equity investment in United Craft MS Brands LLC recorded in the Merchandising segment.

2008 results include revenues from Kmart of $23.8 million, as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and high-quality, licensed products that we design. We are organized into three business segments: Publishing, Merchandising and Broadcasting. Summarized below are our operating results for 2012, 2011 and 2010.

	2012	2011	2010
Total Revenues	$ 197,627	$ 221,433	$ 230,813
Total Operating Costs and Expenses	(254,023) *	(240,027)	(239,476)
Total Operating Loss	$ (56,396)	$ (18,594)	$ (8,663)

* Publishing segment operating costs and expenses included a non-cash goodwill impairment charge of $44.3 million.

We generate revenue from various sources such as advertising customers and licensing partners. Publishing is our largest business segment, accounting for 62% of our total revenues in 2012. The primary source of Publishing segment revenue is advertising from our magazines which, in 2012, included *Martha Stewart Living, Martha Stewart Weddings, Everyday Food* and *Whole Living*. As part of the Publishing Restructuring, *Everyday Food* ceased publication as a stand-alone title with its December 2012 issue and *Whole Living* was discontinued after its January/February 2013 issue. Magazine subscriptions, newsstand sales and royalties from our book business account for most of the balance of the print portion of Publishing segment revenue. Publishing segment revenue also includes advertising revenue generated from our digital properties, primarily *marthastewart.com*, as well as revenue derived from the digital distribution of our video content. Merchandising segment revenues are generated from the licensing of our trademarks and designs for a variety of products sold at multiple price points through a wide range of distribution channels. Our retail partnerships include our *Martha Stewart Living* program at The Home Depot and our *Martha Stewart Collection* at Macy's. Pursuant to our commercial agreement with J.C. Penney, we began to provide product design services in January 2012 for which we earn a fee. Our manufacturing partnerships include Avery for our *Martha Stewart Home Office* line (currently sold at Staples), Wilton Properties Inc. for our *Martha Stewart Crafts* program (currently sold at Michael's and other crafts stores) and Age Group for our *Martha Stewart Pets* line (currently sold at Petsmart), as well as with a variety of manufacturing partnerships to produce products under the Emeril brand. In 2012, Broadcasting segment revenue was derived primarily from television advertising and license fees from our agreement with Hallmark Channel, as well as satellite radio advertising, license fees and sponsorship revenues. Our agreement with the Hallmark Channel to televise *The Martha Stewart Show* concluded with the completion of season 7 in September 2012. While the Hallmark Channel retains certain rights to some of our programming other than *The Martha Stewart Show* ("companion programming") through September 2013, we completed the delivery of all of our companion programming to the Hallmark Channel by December 31, 2011 and therefore will not recognize any additional revenues from this source. Effective January 1, 2012, our agreement with Sirius XM provided for all radio advertising on the *Martha Stewart Living Radio* channel to be sold, and all revenue from such advertising retained, by Sirius XM, except for a portion of the revenue from radio advertising sold in the fourth quarter of 2012. On January 31, 2013, we announced a new agreement with Sirius XM Radio at a reduced license fee, along with a reduction of original programming to approximately 10 hours each week. The new agreement with Sirius XM Radio replaces the *Martha Stewart Living Radio* channel with a new, daily radio show hosted by Martha Stewart on SiriusXM Stars, channel 107. During 2012, we significantly restructured the Broadcasting segment, which included the termination of our live audience television production operations. We expect that the operations of this segment in 2013 and beyond will consist of television content library licensing, satellite radio operations and limited television production operations.

We incur expenses primarily consisting of compensation and related charges across all segments. In addition, we incur expenses related to the physical costs associated with producing and distributing magazines (including related direct mail and other marketing expenses), the editorial costs associated with creating content across our media platforms, the technology costs associated with our digital properties and the costs associated with producing our television and video programming. We also incur general overhead costs, including facilities and related expenses. In 2012, we incurred restructuring charges associated with significant changes in our Broadcasting business and more recently of our Publishing business, as described above. The restructuring charges primarily consisted of employee severance and other employee-related termination costs. In addition, we also incurred restructuring charges in 2012 related to the departure of our President and Chief Executive Officer. In 2011, we

incurred restructuring charges associated with the installation of a new executive management team and the implementation of their strategic vision.

Our results for 2012 include a non-cash goodwill impairment charge of $44.3 million as a result of the Publishing segment experiencing slower than anticipated growth in advertising.

Detailed segment operating results for 2012, 2011 and 2010 are summarized below.

	2012	2011	2010
Segment Revenues:			
Publishing	$ 122,540	$ 140,857	$ 145,573
Merchandising	57,574	48,614	42,806
Broadcasting	17,513	31,962	42,434
TOTAL REVENUES	197,627	221,433	230,813
Segment Operating Costs and Expenses:			
Publishing	(184,569) *	(147,321)	(142,923)
Merchandising	(18,097)	(18,642)	(17,805)
Broadcasting	(15,159)	(36,702)	(44,012)
TOTAL OPERATING COSTS AND EXPENSES BEFORE CORPORATE EXPENSES	(217,825)	(202,665)	(204,740)
Operating Income / (Loss):			
Publishing	(62,029)	(6,464)	2,650
Merchandising	39,477	29,972	25,001
Broadcasting	2,354	(4,740)	(1,578)
Total Segment Operating (Loss) / Income Before Corporate Expenses	(20,198)	18,768	26,073
Corporate Expenses **	(36,198)	(37,362)	(34,736)
TOTAL OPERATING LOSS	$ (56,396)	$ (18,594)	$ (8,663)

* Publishing segment operating costs and expenses for 2012 included a non-cash goodwill impairment charge of $44.3 million.

** Corporate expenses include unallocated costs of items such as compensation and related costs for certain departments, such as executive, finance, legal, human resources, corporate communications, office services and information technology, as well as allocated portions of rent and related expenses for these departments that reflect current utilization of office space. Unallocated Corporate expenses are directed and controlled by central management and not by our segment management, and therefore are not included as part of our segment operating performance.

2012 Operating Results Compared to 2011 Operating Results

In 2012, total revenues decreased 11% from 2011 due to a decline in print, television and digital advertising revenue and the inclusion in 2011 of revenue associated with the delivery of certain television companion programming to the Hallmark Channel. In addition, our circulation revenue declined due to lower subscription and newsstand revenues. These declines in revenues were partially offset by an increase in Merchandising segment revenues from new relationships.

In 2012, our operating costs and expenses before Corporate expenses included a non-cash goodwill impairment charge of $44.3 million in our Publishing segment. Excluding the impairment charge, our operating costs and expenses before Corporate expenses in 2012 decreased $29.1 million or 14% from 2011 since we were no longer incurring television production costs associated with the Hallmark Channel companion programming, as well as lower production, distribution and editorial costs in our Publishing segment.

Television advertising revenues and production costs also declined due to the conclusion in September 2012 of our agreement with the Hallmark Channel to televise *The Martha Stewart Show*.

Corporate expenses decreased 3% in 2012 as compared 2011, primarily due to the inclusion in Corporate of $3.7 million of restructuring charges in 2011, compared to $1.9 million of restructuring charges in 2012. In addition, Corporate expenses decreased due to lower cash compensation and non-cash equity compensation costs related to executive management, partially offset by higher legal fees.

2011 Operating Results Compared to 2010 Operating Results

In 2011, total revenues decreased 4% from 2010 largely due to lower television and print advertising revenue. The 2010 revenues also included royalties related to our Kmart and 1-800-Flowers.com agreements, which ended in January 2010 and June 2010, respectively, and the $2.2 million termination payment that we received from 1-800-Flowers.com, as well as substantially all of the exclusive license fee of approximately $5.0 million from the Hallmark Channel for a significant portion of our library of programming. The 2010 revenues further included a $1.0 million one-time payment received from a manufacturing partner. The reduced television and print advertising revenues and the absence of these 2010 items were partially offset by higher 2011 television revenue from license fees related to our new programming on the Hallmark Channel, an increase in Merchandising segment revenues from increased sales by certain of our existing partners and higher digital advertising revenue.

In 2011, our operating costs and expenses before Corporate expenses decreased 1% from 2010 predominantly due to lower television production and distribution costs related to seasons 6 and 7 of *The Martha Stewart Show* in our Broadcasting segment, as well as lower advertising staff costs from the reorganization of our advertising sales department in the fourth quarter of 2010 in both the Publishing and Broadcasting segments. These decreases in costs were partially offset by higher paper, printing and distribution expenses, higher content creation costs and higher subscriber acquisition costs in our Publishing segment in 2011, as well as higher expenses associated with our expanded merchandising relationships. Segment operating costs and expenses before Corporate expenses included restructuring charges, which mainly consisted of employee severance and certain consulting costs.

Corporate expenses increased 8% in 2011 as compared to 2010 primarily due to restructuring charges. These Corporate restructuring charges, which consisted of employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs, were partially offset by the reallocation of facilities-related expenses primarily to the Publishing segment, as described further in the segment discussion below.

Liquidity

During 2012, our overall cash, cash equivalents and short-term investments decreased $0.4 million from $49.5 million at December 31, 2011 to $49.1 million at December 31, 2012. Despite our net loss of $(56.1) million in 2012, $0.2 million of cash was provided from operating activities in 2012. The slight overall decrease in cash, cash equivalents and short-term investments was due to cash used for capital expenditures. We had no borrowings against our line of credit as of December 31, 2012 or 2011.

RESULTS OF OPERATIONS

Comparison of 2012 to 2011.

PUBLISHING SEGMENT

(in thousands)		2012		2011		Better / (Worse)
Publishing Segment Revenues						
Print Advertising	$	56,763	$	67,740	$	(10,977)
Digital Advertising		20,752		23,366		(2,614)
Circulation		41,620		46,109		(4,489)
Books		1,475		1,814		(339)
Other		1,930		1,828		102
Total Publishing Segment Revenues	$	122,540	$	140,857	$	(18,317)
Publishing Segment Operating Costs and Expenses						
Production, distribution and editorial		(79,548)		(86,197)		6,649
Selling and promotion		(49,797)		(51,036)		1,239
General and administrative		(8,254)		(8,486)		232
Depreciation and amortization		(742)		(774)		32
Restructuring charges		(1,971)		(828)		(1,143)
Goodwill impairment		(44,257)		—		(44,257)
Total Publishing Segment Operating Costs and Expenses	$	(184,569)	$	(147,321)	$	(37,248)
Publishing Segment Operating Loss	$	(62,029)	$	(6,464)	$	(55,565)

Publishing segment revenues decreased 13% in 2012 from 2011. Print advertising revenue decreased $11.0 million primarily due to a decrease in advertising pages in *Martha Stewart Living*, along with slightly lower rates. Advertising pages also decreased slightly in *Whole Living* and *Everyday Food* magazines. These decreases were partially offset by an increase in advertising pages in *Martha Stewart Weddings* and the related special interest publications. In 2012, we published four special interest publications, two of which contributed significant advertising revenue— *Martha Stewart Weddings Real Weddings* and *Martha Stewart Weddings Destination Weddings and Dream Honeymoons*. In 2011, while we also published four special interest publications, only one contributed significant advertising revenue— *Martha Stewart Weddings Destination Weddings and Dream Honeymoons*. Digital advertising revenue decreased $2.6 million in 2012 from 2011 due to fewer advertising units sold and lower rates. Circulation revenue decreased $4.5 million due to lower subscription revenue per copy of *Martha Stewart Living* and *Everyday Food*, from increased reliance on third-party, lower revenue subscription sources, as well as lower newsstand sales of *Martha Stewart Living* and our other titles. Partially offsetting these declines was an increase in revenue related to the sales and distribution of our magazines digitally, on various tablet devices and platforms. In 2011, this revenue was classified as "Other", as we did not include the digital circulation of our magazines toward our rate base guarantees to advertisers. Beginning in January 2012, we included digital circulation in our rate base guarantees, and therefore reclassified the sales from digital circulation as "Circulation" revenue. Revenue related to our books business decreased $0.3 million in 2012 from 2011 primarily due to one fewer manuscript delivered and accepted in 2012, as compared to 2011, related to our multi-book agreements with The Crown Publishing Group (Clarkson Potter) for Martha Stewart books. Other revenue increased $0.1 million due to sponsorship revenues related to a fourth quarter 2012 advertising and marketing event, *American Made by Martha Stewart*, that did not occur in 2011, largely offset by the reclassification in presentation of the digital distribution and sales of our magazine content on portable devices that is now included in "Circulation" revenue.

Production, distribution and editorial expenses decreased $6.6 million in 2012 from 2011 primarily due to a decline in paper, printing and distribution expenses from fewer magazine pages produced in *Martha Stewart Living* and lower pricing. The decrease in production, distribution and editorial expenses also reflected reduced art and editorial compensation and story costs to support the print and digital magazines. These decreases were partially offset by an increase in headcount and higher project costs to support the website and other digital initiatives, as well as an increase in paper, printing and distribution expenses from an increase in magazine pages produced in *Martha Stewart Weddings* and related special interest publications. Selling and promotion expenses decreased $1.2 million in 2012 from 2011 due to lower subscriber acquisition costs, which included a significant reduction of our direct mail campaigns. Additionally, selling and promotion expenses decreased due to lower renewal costs and lower newsstand marketing costs. Partially offsetting these decreases were higher compensation costs related to the investment in our advertising sales and marketing efforts, as well as the expenses associated with *American Made by Martha Stewart*, that did not occur in 2011. Restructuring charges in 2012 represented employee severance costs as compared to the restructuring charges in 2011, which included both employee severance costs and certain consulting costs.

Restructuring charges increased $1.1 million in 2012 from 2011 as the result of the workforce reduction related to the Publishing Restructuring. As reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, we performed an interim review of goodwill for impairment and determined that the goodwill associated with the Publishing segment was impaired as of September 30, 2012. The non-cash goodwill impairment charge of $44.3 million was the result of the Publishing segment experiencing slower than anticipated growth in advertising. For further details on our goodwill impairment charge, see the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 2, *Summary of Significant Accounting Policies* under the heading "*Goodwill and intangible assets.*"

MERCHANDISING SEGMENT

(in thousands)	2012	2011	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$ 57,574	$ 48,614	$ 8,960
Total Merchandising Segment Revenues	$ 57,574	$ 48,614	$ 8,960
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	(11,251)	(8,668)	(2,583)
Selling and promotion	(2,143)	(4,726)	2,583
General and administrative	(4,570)	(5,203)	633
Depreciation and amortization	(52)	(32)	(20)
Restructuring charges	(81)	(13)	(68)
Total Merchandising Segment Operating Costs and Expenses	$ (18,097)	$ (18,642)	$ 545
Merchandising Segment Operating Income	$ 39,477	$ 29,972	$ 9,505

Merchandising segment revenues increased 18% in 2012 from 2011. Royalty and other revenues increased $9.0 million primarily due to the recognition of design fees from our commercial agreement with J.C. Penney, royalties from our new merchandising relationship with Avery, an increase in royalties from our retail agreement with Macy's and higher sales of our pets products with Age Group. Partially offsetting these increases was a decline in sales of our soft flooring line of products at The Home Depot.

Production, distribution and editorial expenses increased $2.6 million in 2012 from 2011 due to an increase in headcount to support our new merchandising partners with expanded product design services. Selling and promotion expenses and related other revenue both declined approximately $2.6 million as a result of a decrease in reimbursable services that we provided to our partners for creative services projects. General and administrative expenses decreased $0.6 million due to lower compensation costs in 2012 as compared to 2011, as well as the inclusion in 2011 of legal and administrative fees associated with commercial agreements with certain of our partners. Partially offsetting this decrease was a one-time benefit in non-cash compensation expense in 2011 related to certain executive departures in the Merchandising segment, with no comparable benefit in 2012.

BROADCASTING SEGMENT

(in thousands)	2012	2011	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$ 9,908	$ 15,201	$ (5,293)
Licensing and other	7,605	16,761	(9,156)
Total Broadcasting Segment Revenues	$ 17,513	$ 31,962	$ (14,449)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	(12,548)	(32,219)	19,671
Selling and promotion	(513)	(1,446)	933
General and administrative	(894)	(1,967)	1,073
Depreciation and amortization	(388)	(470)	82
Restructuring charges	(816)	(600)	(216)
Total Broadcasting Segment Operating Costs and Expenses	$ (15,159)	$ (36,702)	$ 21,543
Broadcasting Segment Operating Income / (Loss)	$ 2,354	$ (4,740)	$ 7,094

Broadcasting segment revenues decreased 45% in 2012 from 2011. Advertising revenue decreased $5.3 million due to lower revenue from television integrations in 2012 from 2011 and due to the conclusion in September 2012 of our agreement with the Hallmark Channel to televise *The Martha Stewart Show*, which had contributed advertising revenue for twelve months in 2011, as compared to nine months in 2012. Additionally, advertising revenue from our radio business decreased $0.9 million as a result of our revised agreement with Sirius XM, effective January 1, 2012. The decreases in advertising revenue were partially offset by sponsorship revenue related to *Martha Stewart's Cooking School*, a new weekly series that debuted on PBS in October. In addition, in accordance with our accounting policy, we released amounts previously reserved for audience underdelivery related to seasons 5 and prior of the *The Martha Stewart Show* under our syndication agreement with NBC. For further information, see " *Schedule II—Valuation and Qualifying Accounts*" at the end of this Annual Report on Form 10-K.

Television licensing and other revenue decreased $9.2 million in 2012 from 2011 largely due to the inclusion of revenues associated with delivery of television companion programming to the Hallmark Channel during 2011, which delivery concluded in December 2011. Licensing revenue was also impacted by the reduced radio fees from our amended agreement with Sirius XM.

Production, distribution and editorial expenses decreased $19.7 million in 2012 from 2011 since we were no longer incurring television production costs associated with the Hallmark Channel companion programming such as were incurred in 2011. Additionally, television production costs for season 7 of *The Martha Stewart Show* on the Hallmark Channel were lower than television production costs for season 6, including the savings from having vacated our television studio facilities on June 30, 2012, and having ended airing of *The Martha Stewart Show* in September 2012. Radio production and editorial costs were also lower as the amount of original radio programming on the *Martha Stewart Living Radio* channel was lower in 2012 than in 2011. Selling and promotion expenses decreased $0.9 million primarily due to lower compensation costs related to a reduction in the television advertising sales staff. General and administrative expenses decreased $1.1 million due primarily to lower compensation costs from a reduction in headcount. Restructuring charges in 2012 primarily included employee severance costs related to the termination of our live audience television production operations, as compared to the restructuring charges in 2011, which included both employee severance costs and certain other non-recurring costs.

CORPORATE

(in thousands)	2012	2011	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$ (31,430)	$ (30,985)	$ (445)
Depreciation and amortization	(2,825)	(2,702)	(123)
Restructuring charges	(1,943)	(3,675)	1,732
Total Corporate Operating Costs and Expenses	$ (36,198)	$ (37,362)	$ 1,164

Corporate operating costs and expenses decreased 3% in 2012 from 2011. General and administrative expenses increased $0.4 million primarily due to higher professional fees, principally legal costs. The increase in general administrative expenses was partially offset by reduced compensation expense and non-cash equity compensation related to executive management. Restructuring charges in 2012 primarily included the costs associated with the departure of our President and Chief Executive Officer. Also included in the restructuring charges in 2012 were other employee severance costs. Restructuring charges in 2011 included employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs. Additionally, the 2011 restructuring charge of $3.7 million included an approximate $0.4 million reversal of non-cash equity compensation expense related to certain employee departures.

OTHER ITEMS

INTEREST INCOME / (EXPENSE). Interest income was $0.8 million in 2012 compared to net interest expense in 2011 of $(0.3) million. In 2011, we completely repaid our then outstanding $9.0 million term loan balance.

GAIN ON SALE OF COST-BASED INVESTMENT. Gain on the sale of a cost-based investment was $1.2 million in 2012 compared to a gain of $7.6 million in 2011. The gain in 2012 was related to selling our cost-based investments in Ziplist and pingg common stock for cash of $0.8 million and $0.4 million, respectively. The gain in 2011 was related to selling our cost-based investment in WeddingWire in December 2011 for cash of $11.0 million.

OTHER-THAN-TEMPORARY LOSS ON COST-BASED INVESTMENTS. Other-than-temporary loss on cost-based investments was $0.1 million for 2012 compared to $2.7 million in 2011. The loss in 2012 was related to writing down the carrying value of the Company's remaining cost-based equity investment in United Craft MS Brands, LLC. The loss in 2011 was related to the write down of the carrying value of our cost-based investments in pingg and Ziplist after concluding that these investments were substantially impaired.

NET LOSS. Net loss was $(56.1) million for 2012, compared to a net loss of $(15.5) million for 2011, as a result of the factors described above.

RESULTS OF OPERATIONS

Comparison of 2011 to 2010.

PUBLISHING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Publishing Segment Revenues			
Print Advertising	$ 67,740	$ 73,797	$ (6,057)
Digital Advertising	23,366	21,420	1,946
Circulation	46,109	46,442	(333)
Books	1,814	2,756	(942)
Other	1,828	1,158	670
Total Publishing Segment Revenues	$ 140,857	$ 145,573	$ (4,716)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	(86,197)	(82,433)	(3,764)
Selling and promotion	(51,036)	(52,872)	1,836
General and administrative	(8,486)	(6,491)	(1,995)
Depreciation and amortization	(774)	(1,127)	353
Restructuring charges	(828)	—	(828)
Total Publishing Segment Operating Costs and Expenses	$ (147,321)	$ (142,923)	$ (4,398)
Publishing Segment Operating (Loss) / Income	$ (6,464)	$ 2,650	$ (9,114)

Publishing segment revenues decreased 3% in 2011 from 2010. Print advertising revenue decreased $6.1 million in 2011 from 2010 due to the decrease in advertising pages in *Martha Stewart Living*, *Everyday Food* and *Whole Living*, partially offset by higher rates across these three publications. *Martha Stewart Weddings* advertising revenue increased due to an increase in advertising pages, partially offset by lower rates. Digital advertising revenue increased $1.9 million in 2011 from 2010 due to an increase in sold advertising volume, partially offset by lower rates. Circulation revenue was essentially flat in 2011 as compared to 2010 due to lower newsstand sales of *Martha Stewart Living*, *Everyday Food* and *Whole Living*, partially offset by the sales of the special issue of *Everyday Food* with no comparable special interest publication in the prior year, as well as higher newsstand sales of *Martha Stewart Weddings*. Also offsetting the decline in combined newsstand sales was the increase in volume of subscription copies of *Martha Stewart Living* at higher revenues per copy from 2010. Revenue related to our books business decreased $0.9 million primarily due to the delivery and acceptance in 2011 of lower-value manuscripts related to our multi-book agreements with The Crown Publishing Group (Clarkson Potter) for Martha Stewart books. Other revenue increased $0.7 million primarily due to increased digital distribution and sales of our content on portable devices, including iPad versions of our titles and iPad/iPhone apps.

Production, distribution and editorial expenses increased $3.8 million in 2011 from 2010 due to higher paper, printing and distribution prices and the costs associated with the additional special issue of *Everyday Food*. Production, distribution and editorial expenses also increased due to higher art and editorial compensation and story costs to support the digital and print magazines, books, websites and other digital initiatives, partially offset by savings from a lower volume of magazine pages produced. Selling and promotion expenses decreased $1.8 million due to lower staff costs primarily from the fourth quarter 2010 reorganization of our advertising sales department, lower advertising sales commission costs and lower print advertising marketing expenses. These decreases were partially offset by higher subscriber acquisition costs, higher newsstand marketing costs and higher digital marketing and advertising operations costs supporting the increase in digital advertising revenues. General and administrative expenses increased $2.0 million largely due to a higher allocation of facilities-related expenses to our Publishing segment to reflect the 2011 utilization of office space, as well as higher compensation expense. The increase in our Publishing segment rent allocation was offset by a decrease in the Corporate rent allocation. Depreciation and amortization expenses decreased by $0.4 million during 2011 compared to 2010 reflecting the full depreciation during the second quarter of 2010 of the costs associated with our 2007 launch of our redesigned website. Restructuring charges included employee severance and certain consulting costs.

MERCHANDISING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$ 48,614	$ 42,806	$ 5,808
Total Merchandising Segment Revenues	**$ 48,614**	**$ 42,806**	**$ 5,808**
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	(8,668)	(7,891)	(777)
Selling and promotion	(4,726)	(4,162)	(564)
General and administrative	(5,203)	(5,709)	506
Depreciation and amortization	(32)	(43)	11
Restructuring charges	(13)	—	(13)
Total Merchandising Segment Operating Costs and Expenses	$ (18,642)	$ (17,805)	$ (837)
Merchandising Segment Operating Income	**$ 29,972**	**$ 25,001**	**$ 4,971**

Merchandising segment revenues increased 14% in 2011 from 2010. Royalty and other revenues increased $5.8 million primarily due to increased sales by certain of our existing partners, partially offset by the inclusion in 2010 of royalties and a one-time $2.2 million termination payment from 1-800-Flowers.com, an agreement that ended in June 2010. In addition, 2010 results included royalties from the terminated Kmart license and other expired partnerships, as well as a one-time $1.0 million payment received from a manufacturing partner.

Production, distribution and editorial expenses increased $0.8 million primarily due to higher compensation expenses associated with an increase in headcount to support our new merchandising relationships. Selling and promotion expenses increased $0.6 million mostly as a result of services that we provided to our partners for reimbursable creative services projects. General and administrative expenses decreased $0.5 million largely due to the benefit in non-cash equity compensation expense from a large forfeiture of equity awards in connection with certain executive departures in the Merchandising segment.

BROADCASTING SEGMENT

(in thousands)	2011	2010	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$ 15,201	$ 23,499	$ (8,298)
Licensing and other	16,761	18,935	(2,174)
Total Broadcasting Segment Revenues	$ 31,962	$ 42,434	$ (10,472)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	(32,219)	(37,870)	5,651
Selling and promotion	(1,446)	(3,254)	1,808
General and administrative	(1,967)	(2,010)	43
Depreciation and amortization	(470)	(878)	408
Restructuring charges	(600)	—	(600)
Total Broadcasting Segment Operating Costs and Expenses	$ (36,702)	$ (44,012)	$ 7,310
Broadcasting Segment Operating Loss	$ (4,740)	$ (1,578)	$ (3,162)

Broadcasting segment revenues decreased 25% in 2011 from 2010. Advertising revenue decreased $8.3 million primarily due to the decline in ratings, as well as lower rates, for season 6 of *The Martha Stewart Show* on the Hallmark Channel as compared to season 5 of *The Martha Stewart Show* in syndication. Advertising revenue also declined due to fewer sales of television integrations, lower integration rates and decreased radio advertising in 2011 from 2010. Television licensing and other revenue decreased $2.2 million primarily due to the inclusion in the first quarter of 2010 of substantially all of the exclusive license fee of approximately $5.0 million from the Hallmark Channel for a significant portion of our library of programming, as well as lower talent fees for certain television programming featuring Emeril Lagasse and lower international sales of *The Martha Stewart Show*. The decrease in these television licensing revenues was partially offset by the delivery of television programming in 2011 to the Hallmark Channel as part of the companion programming to *The Martha Stewart Show*, which included *Emeril's Table, Mad Hungry with Lucinda Scala Quinn*, *Martha Bakes*, holiday and other specials and *Petkeeping with Marc Morrone*.

Production, distribution and editorial expenses decreased $5.7 million due to lower television production costs related to season 6 of *The Martha Stewart Show* on the Hallmark Channel and the absence of distribution fees, which were payable under the season 5 syndication agreement for *The Martha Stewart Show*. The cost savings from *The Martha Stewart Show* season 6 were partially offset by higher television production costs associated with the delivery of new programming to the Hallmark Channel and a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a television content library. Selling and promotion expenses decreased $1.8 million primarily due to lower staff costs from the fourth quarter 2010 reorganization of our advertising sales department. Restructuring charges included employee severance as well as certain other non-recurring costs.

CORPORATE

(in thousands)	2011	2010	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$ (30,985)	$ (32,152)	$ 1,167
Depreciation and amortization	(2,702)	(2,584)	(118)
Restructuring charges	(3,675)	—	(3,675)
Total Corporate Operating Costs and Expenses	$ (37,362)	$ (34,736)	$ (2,626)

Corporate operating costs and expenses increased 8% in 2011 from 2010. General and administrative expenses decreased $1.2 million due to the reallocation of facilities-related expenses to our Publishing segment to reflect 2011 utilization of office space, as well as the inclusion in 2010 of severance charges related to the reorganization of our advertising sales department, lower rent expense from the consolidation of certain offices and decreased general overhead spending. These decreases were partially offset by an increase in compensation expense as a result of overlaps in our executive management team during transition periods and higher professional fees. Restructuring charges included employee severance and other employee-related termination costs, as well as certain consulting and recruiting costs. Also included in the $3.7 million restructuring charge was an approximate $0.4 million reversal of non-cash equity compensation expense related to certain employee departures.

OTHER ITEMS

LOSS ON SALE OF FIXED ASSET. Loss on the sale of a fixed asset was $0.6 million for 2010 with no comparable loss in 2011.

GAIN ON SALE OF SHORT-TERM INVESTMENTS. Gain on the sale of short-term investments from the disposition of certain marketable equity securities was $1.5 million in 2010 with no comparable gain in 2011.

GAIN / (LOSS) ON EQUITY SECURITIES. Gain on equity securities was $0.02 million for 2011 compared to a loss of $(0.02) million in 2010. Income/(loss) on equity securities in 2010 was the result of marking a warrant then held by us to fair value in accordance with accounting principles governing these financial instruments. That warrant was cancelled during the three months ended September 30, 2011 resulting in a loss that was partially offset by the gains previously recorded in 2011.

NET GAIN ON SALE OF COST-BASED INVESTMENT. Net gain on the sale of a cost-based investment was $7.6 million for 2011 with no comparable gain in 2010. The gain was related to selling our cost-based investment in WeddingWire in December 2011 for cash of $11.0 million.

OTHER-THAN-TEMPORARY LOSS ON COST-BASED INVESTMENTS. Other-than-temporary loss on cost-based investments was $2.7 million for 2011 with no comparable loss in 2010. The loss was related to the write down of the carrying value of our cost-based investments in pingg and Ziplist after concluding that these investments were substantially impaired.

NET LOSS. Net loss was $(15.5) million for 2011, compared to a net loss of $(9.6) million for 2010, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

During 2012, our overall cash, cash equivalents and short-term investments decreased $0.4 million from $49.5 million at December 31, 2011 to $49.1 million at December 31, 2012. Despite our net loss of $(56.1) million in 2012, $0.2 million of cash was provided from operating activities in 2012. The slight overall decrease in cash, cash equivalents and short-term investments was due to cash used for capital expenditures.

During February 2012, we increased our line of credit with Bank of America to $25.0 million, incorporating a previous $5.0 million line. Borrowings under this line of credit are available for investment opportunities, working capital, and the issuance of letters of credit. On January 11, 2013, we amended our line of credit agreement with Bank of America, which served to reduce the existing commitment from $25.0 million to $10.0 million. See the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 6, *Credit Facilities,* for further discussion of the our line of credit with Bank of America. We believe that our available cash and cash equivalent balances and short-term investments, along with our line of credit, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next twelve months.

Operating Activities

Our cash inflows from operating activities are generated by our business segments from revenues, as described previously, which include cash from advertising and magazine customers and licensing partners. Operating cash outflows generally include employee and related costs, the physical costs associated with producing magazines, the editorial costs associated with creating content across our media platforms, the technology costs associated with our digital properties and the costs of facilities. In 2012, we also used cash for the production costs incurred for our television programming that are expected to be significantly reduced as the result of our restructuring activities in the Broadcasting segment.

Cash provided by and (used in) operating activities was $0.2 million, $(2.2) million and $1.9 million in 2012, 2011 and 2010, respectively. In 2012, cash from operating activities increased slightly, despite our operating loss, as discussed earlier, due to the collection of receivables from advertising and television license fees recorded in 2011, as well as a decrease in the amount of paper inventory. Additionally, our operating loss in 2012 included a goodwill impairment charge of $44.3 million in our Publishing segment that had no impact on our cash from operating activities. Cash provided by operating activities was partially offset by cash used to pay fees associated with the syndicated distribution of seasons 4 and 5 of *The Martha Stewart Show*. The other reductions in our accounts payable and accrued liabilities reflect the significant changes in our Broadcasting and Publishing businesses, specifically the termination of our live audience television production operations and discontinuation of *Whole Living* after its January/February 2013 issue and *Everyday Food* as a stand-alone title after its December 2012 issue.

In 2011, the $(2.2) million of cash used in operations was the result of our operating loss, as well as payments of certain non-recurring Broadcasting segment liabilities established in prior years and a delay in the timing of cash receipts from magazine subscription orders. These decreases in cash from operations in 2011 were partially offset by the collection of advertising and television license fee receivables and the receipt of an upfront advance payment related to our multi-book agreement with The Crown Publishing Group (Clarkson Potter) for Martha Stewart books.

In 2010, cash provided by operations was $1.9 million despite our 2010 operating loss. Cash provided by operations in 2010 benefited from the satisfaction of the 2009 year-end receivable due from Kmart and other advertising receivables, partially offset by the addition of a receivable related to the recognition of substantially all of the exclusive license fee from Hallmark Channel for a significant portion of our library of programming. Additionally, in the fourth quarter of 2010, there were significant expenses incurred for several television productions, which were paid in 2011.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. In 2012 and 2011, cash inflows from investing activities also included the proceeds from selling cost-based investments classified as other non-current assets. Investing cash outflows generally include payments for short- and long-term investments and additions to property, plant, and equipment.

Cash (used in) and provided by investing activities was $(18.9) million, $6.9 million and $0.2 million in 2012, 2011 and 2010, respectively. In 2012, cash used in investing activities predominantly consisted of amounts used to purchase short-term corporate obligations and international bank securities, as well as for capital improvements to our information technology

infrastructure. Partially offsetting the cash used in investing activities were the proceeds from the sales of short-term investments and from the sales of Ziplist and pingg common stock for aggregate cash consideration of $1.2 million.

In 2011, the $6.9 million of cash provided by investing activities was primarily due to the proceeds from selling our cost-based investment in the WeddingWire for $11.0 million. Those proceeds were partially offset by cash used for capital improvements to our information technology infrastructure and certain costs associated with our websites, as well as the net purchases of short-term investments.

In 2010, cash flow provided by investing activities was $0.2 million predominantly the result of cash received from the sale of a fixed asset and net sales of short-term investments largely offset by cash used for capital improvements, including expenditures to upgrade office technology and to relocate and consolidate certain offices.

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans. Cash outflows from financing activities generally include principal repayments on outstanding debt.

Cash flows provided by and (used in) financing activities were $0.2 million, $10.6 million and $(4.2) million in 2012, 2011 and 2010, respectively. In 2012, cash flows provided by financing activities represented proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans.

In 2011, cash provided by financing activities was primarily the result of proceeds received from issuing 11.0 million shares of our Class A Common Stock and one share of Series A Preferred Stock to J.C. Penney in exchange for $38.5 million. These proceeds were partially offset by the payment of a special one-time dividend of $16.7 million and the complete repayment of our outstanding $9.0 million term loan balance with Bank of America.

In 2010, we made $4.5 million in principal pre-payments on our term loan with Bank of America.

Debt

During February 2012, we increased our line of credit with Bank of America to $25.0 million. Borrowings under this line of credit are available for investment opportunities, working capital, and the issuance of letters of credit. The annual interest rate on outstanding amounts is equal to a floating rate of 1-month LIBOR Daily Floating Rate plus 1.85%. The unused commitment fee is equal to 0.25%. The terms of the line of credit require us to be in compliance with certain financial and other covenants, with which we were compliant as of December 31, 2012.

The loan agreement, which was to expire on February 14, 2013, was amended on January 11, 2013, at which time the line was reduced to $10.0 million. The January 11, 2013 agreement also amended the expiration date to be June 12, 2013, at which time any outstanding amounts borrowed under the agreement are then due and payable. We had no outstanding borrowings under our line of credit as of December 31, 2012 or 2011, but had outstanding letters of credit as of such dates of $1.6 million and $2.6 million, respectively.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under our operating leases are summarized in the table below. See the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 11, *Commitments and Contingencies*, for further discussion.

			Total			
Contractual Obligations	**Total**	Less than 1 year	**1-3 years**	**3-5 years**	More than 5 years	**Other**
Operating Lease Obligations (1)	$ 40,240	$ 8,698	$ 15,225	$ 15,597	$ 720	$ —
Unrecognized Tax Benefits (2)	72	—	—	—	—	72
Total	$ 40,312	$ 8,698	$ 15,225	$ 15,597	$ 720	$ 72

(1) Operating lease obligations are shown net of sublease income in this table. See the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 11, *Commitments and Contingencies*, for further discussion of operating leases.

(2) This amount represents expected payments with interest for uncertain tax positions as of December 31, 2012. We are not able to reasonably estimate the timing of future cash flows related to this liability, and therefore have presented this amount as "Other" in the table above. See the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 9, *Income Taxes,* for further discussion of income taxes.

In addition to our contractual obligations, we expect to use approximately $4.0 million in cash in 2013 for capital expenditures primarily for leasehold improvements to our office space and continued upgrades to our corporate information technology.

Seasonality and Quarterly Fluctuations

Our businesses can experience fluctuations in quarterly performance. Our Publishing segment results can vary from quarter to quarter due to publication schedules (see chart below) and seasonality of certain types of advertising. In addition, advertising revenue on *marthastewart.com* and our other websites is tied to traffic, among other key factors, and is typically highest in the fourth quarter of the year. Certain newsstand costs vary from quarter to quarter, particularly newsstand marketing costs associated with the distribution of our magazines. These costs typically have a three-year life cycle, but can vary significantly throughout the term. Revenues from our Merchandising segment can vary significantly from quarter to quarter due to product discontinuation, new product launches and the seasonality and performance of certain product lines. Advertising revenue from our Broadcasting segment was highly dependent on ratings which fluctuated throughout the television season following general viewer trends. Ratings tended to be highest during the fourth quarter and lowest in the summer months. Certain revenues and costs in our television business also fluctuate based on production and delivery schedules.

Magazine Publication Schedule Year ended December 31,	2012	2011
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings	4 Issues	4 Issues
Everyday Food	10 Issues	10 Issues
Whole Living	9 Issues	10 Issues
Special Interest Publications (a)	4 Issues	4 Issues

(a) In 2012, we published two special issues of *Martha Stewart Weddings* as compared to 2011 during which we published one special issue of *Martha Stewart Weddings*. These *Martha Stewart Weddings* specials contributed both advertising and newsstand revenues. In 2012, we also published two other special issues — *The Best of Martha Stewart Living Organizing* and *The Best of Martha Stewart Halloween Handbook* — as compared to 2011 during which we published three other special issues — *Martha Stewart Living Halloween Flights of Fancy, Martha Stewart Holiday Handbook* and a full-sized *Everyday Food* special. These other special issues contributed primarily newsstand revenues.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified. We also have contractual indemnification obligations with our directors.

RELATED PARTY TRANSACTIONS

In December 2011, J.C. Penney purchased 11,000,000 newly-issued shares of the Class A Common Stock and one share of our Series A Preferred Stock in exchange for cash of $38.5 million. As of December 31, 2012, J.C. Penney holds an approximate 16.4% investment in our total Class A and Class B Common Stock outstanding.

In December 2011, we entered into a Commercial Agreement with J.C. Penney. The Commercial Agreement provides for an initial term that will expire on January 28, 2023, unless earlier terminated in accordance with its terms. Pursuant to the Commercial Agreement, J.C. Penney will sell certain home products (the "Products") through www.jcp.com and in J.C. Penney stores throughout the United States. The Commercial Agreement was subsequently amended in July 2012 to add certain additional categories of Products. J.C. Penney is required to pay a commission on all Product sales. The commission rate payable to us is within the range of commissions earned from similar programs in which we participate with non-related party partners. J.C. Penney is obligated to make minimum guaranteed payments against commissions generated on sales of the Products. The minimum guaranteed payment for any year is subject to increase if the actual commissions from the prior year exceed the minimum guaranteed payment for such year by a specified percentage. The Commercial Agreement also requires

J.C. Penney to pay an annual design fee to us and to commit to an annual marketing spend to promote the Products, some of which must be spent to advertise in our properties.

For the year ended December 31, 2012, we recorded revenues earned from J.C. Penney of $8.1 million. These revenues represent the total amount earned from design fees, advertising, television sponsorships and creative services. As of December 31, 2012, the total accounts receivable from J.C. Penney was $0.7 million.

For further information regarding J.C. Penney's investment in our company, see Note 7, *Shareholders' Equity*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K. Also see Item 3. Legal Proceedings in this Annual Report on Form 10-K for discussion of litigation related to J.C. Penney.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies disclosed in Note 2, *Summary of Significant Accounting Policies*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

We participate in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in our publications and advertising impressions delivered on our website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC 605"). Because we elected to early adopt, on a prospective basis, Financial Accounting Standards Board ("FASB") ASU No. 09-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* ("ASU 09-13"), arrangements executed on or after January 1, 2010 are subject to the new guidance. ASU 09-13 updated the then existing multiple-element arrangement guidance in ASC 605.

The determination of units of accounting includes several criteria under both ASC 605 and ASU 09-13. Consistent with ASC 605, ASU 09-13 requires that we examine separate contracts with the same entity or related parties that are entered into or near the same time to determine if the arrangements should be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modified the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, our significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if we are unable to put forth objective and reliable evidence of the fair value of each deliverable, then we account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, the arrangement fee is recognized as revenue as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, we are required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by us or other vendors. Determination of selling price is a judgmental process which requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for

deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence, and (3) best estimate of selling price. We are able to establish VSOE of selling price for certain of our radio deliverables; however, in most instances we have allocated consideration based upon our best estimate of selling price. We established VSOE of selling price for certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. However, our other deliverables generally are priced with a wide range of discounts/premiums as the result of a variety of factors including the size of the advertiser and the volume and placement of advertising sold to the advertiser. Our best estimate of selling price is intended to represent the price at which it would sell the deliverable if we were to sell the item regularly on a standalone basis. Our estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Print advertising revenues are generally recorded upon the on-sale dates of the magazines and are stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are initially recognized based on estimates with respect to future returns, net of brokerage, and net of estimates of newsstand-related fees. We base our estimates on our historical experience and current market conditions. Books revenues are recorded as manuscripts are delivered to and/or accepted by our publisher. If sales on a unit basis were to exceed the initial royalty advanced for an individual title or in certain cases, advances on cross-collateralized titles, then further revenues would be recorded. Digital advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are typically made by our partners on a quarterly basis. Generally, revenues are accrued based on actual net sales, while any minimum guarantees are earned evenly over the fiscal year.

Television advertising revenues for season 5 of *The Martha Stewart Show* in syndication were recognized when the related commercials were aired and were recorded net of agency commission and estimated reserves for television audience underdelivery. Television spot advertising for seasons 6 and 7 of *The Martha Stewart Show* was sold by the Hallmark Channel, with net receipts payable to us quarterly. Since advertisers contracted with the Hallmark Channel directly, balance sheet reserves for television audience underdelivery were not required; however, revenues were recognized when commercials were aired and were recorded net of agency commission and the impact of television audience underdelivery as determined by the Hallmark Channel. Television integration revenues were recognized when the segment featuring the related product/brand immersion was initially aired. Television revenues related to talent services provided by Emeril Lagasse are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. Throughout 2010, we executed several agreements with the Hallmark Channel, certain of which were combined as one arrangement. The agreements with the Hallmark Channel were accounted for under the guidance set forth in ASC 926, *Entertainment—Films*. Radio advertising revenues were generally recorded when the related commercials were aired and were recorded net of agency commissions. Licensing revenues from our radio programming are recorded on a straight-line basis over the term of the agreement.

We maintain reserves for all segment receivables, as appropriate. These reserves are adjusted regularly based upon actual results. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis, and any specific, known troubled accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. We base our estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions. To the extent that estimated future results are losses, capitalized television production costs are written down to zero.

Goodwill and Indefinite-Lived Intangible Assets

We review goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with ASC 350, "*Intangibles—Goodwill and Other*" ("ASC 350"). Potential goodwill

impairment is measured based upon a two-step process. In the first step, we compare the fair value of a reporting unit with our carrying amount including goodwill using a discounted cash flow ("DCF") valuation method. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors, including control premiums.

If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired, thus rendering unnecessary the second step in impairment testing. If the fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of the reporting unit's goodwill is compared to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

Based on our quantitative assessment performed during the fourth quarter of 2012, the fair value of the goodwill within the Merchandising reporting unit exceeded its carrying value by more than 25%. With respect to our goodwill that was previously recorded within the Publishing reporting unit, as reported on our Quarterly Report on Form 10-Q for the period ended September 30, 2012, we performed an interim review of goodwill for impairment and determined that the goodwill associated with the Publishing segment was impaired as of September 30, 2012. The goodwill impairment charge of $44.3 million was the result of the Publishing segment experiencing slower than anticipated growth in advertising. For further details on our goodwill impairment charge, see the *Notes to Consolidated Financial Statements* in this Annual Report on Form 10-K, specifically Note 2, *Summary of Significant Accounting Policies* under the heading "*Goodwill and intangible assets.*" For 2011 and 2010, no impairment charges related to goodwill were deemed necessary.

We review our trademarks, which are classified as intangible assets with indefinite useful lives within the Merchandising segment, for impairment by applying a fair-value based test annually or more frequently if events or changes in circumstances warrant, in accordance with ASC 350. We perform the impairment test by comparing the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. We estimate fair values based on the future expected cash flows, revenues, earnings and other factors, which consider reporting unit level historical results, current trends, and operating and cash flow projections. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Our estimates are subject to uncertainty, and may be affected by a number of factors outside our control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from our estimate of future cash flows, revenues, earnings and other factors, we may record additional impairment charges in the future.

Based on our quantitative assessment performed during the fourth quarter of 2012, the fair value of our trademarks within the Merchandising reporting unit exceeded its carrying value by more than 25%. For 2012, 2011, and 2010, no impairment charges for intangible assets with indefinite useful lives were deemed necessary.

Changes to our estimates and assumptions associated with the annual testing of our trademarks within our Merchandising reporting unit could materially affect the determination of fair value and could result in an impairment charge, which could be material to our financial position and results of operations. Increasing the discount rate we used by 1% would not have resulted in the carrying value exceeding the fair value for the trademarks within the Merchandising reporting unit.

Long-Lived and Definite-Lived Intangible Assets

We review long-lived tangible assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable and exceeds their fair value, in accordance with ASC 360, " *Property, Plant, and Equipment.*" Using our best estimates based on reasonable assumptions and projections, we record an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value. We evaluate intangible assets with definite useful lives at the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets at a consolidated entity or segment reporting unit level, as appropriate. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements.

During the three month period ended December 31, 2011, we recorded a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a television content library. Because the future undiscounted cash flows for this asset were determined to be significantly lower than the carrying

value, we wrote the asset down to zero. For the years ended December 31, 2012 and 2010, no impairment charges for long-lived tangible and intangible assets with definite useful lives were deemed necessary.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions, as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 9, *Income Taxes*, in the *Notes to Consolidated Financial Statements* of this Annual Report on Form 10-K for further discussion of income taxes.

Non-Cash Equity Compensation

We currently have a stock incentive plan that permits us to grant various types of stock-based incentives to key employees, directors and consultants. The primary types of incentives that have been granted under the plan are restricted shares of common stock, restricted stock unit awards and stock options. Restricted shares granted to employees are valued at the market value of traded shares on the date of grant. Performance-based awards are accrued as compensation expense based on the probable outcome of the performance condition, consistent with requirements of ASC Topic 718, *Compensation—Stock Compensation*. Service-based option awards are valued using a Black-Scholes option pricing model. We apply variable accounting to non-employee price-based restricted stock unit awards in accordance with the provisions of ASC Topic 718. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our Class A Common Stock price and expected life of the option. Price-based options and price-based restricted stock unit awards are valued using the Monte Carlo Simulation method which takes into account assumptions such as expected volatility of our Class A Common Stock, the risk-free interest rate based on the contractual term of the award, expected dividend yield, vesting schedule, and the probability that the market conditions of the award will be achieved. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we adopt a different valuation model, the future period calculations of stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our financial statements.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

We are exposed to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We attempt to protect and preserve our invested funds by limiting default, market and reinvestment risk. To achieve this objective, we invest our excess cash in debt instruments of the United States Government and its agencies and in high-quality corporate issuers (including bank instruments and money market funds) and, by internal policy, limit both the term and amount of credit exposure to any one issuer. As of December 31, 2012, net unrealized gains and losses on these investments were not material. In 2012, we recorded approximately $0.9 million in interest income. Our future investment income may fluctuate due to changes in interest rates and levels of cash balances, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates before their maturity.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-1 through F-32 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) required by Exchange Act Rules 13a-15(b) or 15d-15(b), as of the end of the period covered by this report. Based upon that evaluation, our principal

executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. Their attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have determined that, during the fourth quarter of 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martha Stewart Living Omnimedia, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 of Martha Stewart Living Omnimedia, Inc. and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York

March 1, 2013

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is set forth in our Proxy Statement for our 2013 annual meeting of stockholders (our "Proxy Statement") under the captions "**PROPOSAL 1—ELECTION OF DIRECTORS**— Information Concerning Nominees," "**INFORMATION CONCERNING EXECUTIVE OFFICERS,**" "**MEETINGS AND COMMITTEES OF THE BOARD**— Code of Ethics" and "—Audit Committee," and "**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item is set forth in our Proxy Statement under the captions **"MEETINGS AND COMMITTEES OF THE BOARD** —Compensation Committee Interlocks and Insider Participation," **"COMPENSATION OF OUTSIDE DIRECTORS," "DIRECTOR COMPENSATION TABLE," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS," "SUMMARY COMPENSATION TABLE," "GRANTS OF PLAN-BASED AWARDS IN 2012," "EXECUTIVE COMPENSATION AGREEMENTS," "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012," "OPTION EXERCISES AND STOCK VESTED DURING 2012,"** and **"POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL"** and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding beneficial ownership of our equity securities is set forth in our Proxy Statement under the caption "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT** " and is hereby incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation plans approved by security holders:	8,326,910 (1)	$ 7.31	5,941,120 (2)
Equity Compensation plans not approved by security holders:	—	$ —	N/A
Total	8,326,910	N/A	N/A

(1) Includes 719,726 shares subject to awards the vesting of which are tied to service periods; 140,500 shares subject to awards the vesting of which were originally tied to satisfaction of performance goals, but has been subsequently modified to replace those vesting conditions with vesting conditions tied to service periods; and 440,000 shares subject to awards the vesting of which are tied to the satisfaction of pricing levels in respect of our Class A Common Stock. The weighted average exercise price reported in column (b) does not take these awards into account.

(2) Represents shares available for grant under the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is set forth in our Proxy Statement under the caption " **CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS**" and "**MEETING AND COMMITTEES OF THE BOARD**— Corporate Governance" and is hereby incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this Item is set forth in our Proxy Statement under the caption " **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**" and is hereby incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) (1) Financial Statements and (2) the Financial Statement Schedule. See page F-1 of this Annual Report on Form 10-K.

(3) Exhibits:

Exhibit Number		Exhibit Title
3.1	—	Martha Stewart Living Omnimedia, Inc. Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, file number 333-84001 (the "Registration Statement")).
3.1.1	—	Certificate of Designations of the Series A Preferred Stock of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Current Report on Form 8-K/A (file number 001-15395) filed on December 13, 2011).
3.2	—	Third Amended and Restated By-Laws of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (file number 001-15395) filed on March 16, 2012).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 (the "September 2006 10-Q")).
4.2	—	Investor Rights Agreement dated as of December 6, 2011 by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999 (the "1999 10-K")).
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2000).
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K (file number 001-15395) filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement).
10.4†	—	Director Compensation Program (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2011 (the "2011 10-K")).
10.5†	—	Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2011 ("September 2011 10-Q")), as amended by Exhibit 10.5.1.
10.5.1†	—	Amendment dated as of September 15, 2011 to the Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our September 2011 10-Q).

Exhibit Number		Exhibit Title
10.6	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.6.1 and 10.6.2.
10.6.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our 1999 10-K).
10.6.2	—	Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).
10.9†	—	Amended and Restated Employment Agreement, dated as of April 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the Quarter ended March 31, 2009 ("March 2009 10-Q")).
10.10	—	Intangible Asset License Agreement, dated as of June 13, 2008, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008), as amended by Exhibits 10.10.1 and 10.10.2.
10.10.1	—	First Amendment, dated as of December, 2008, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008 (incorporated by reference to Exhibit 10.11.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2009 (the "2009 10-K")).
10.10.2	—	Second Amendment, dated as of February 8, 2010, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008, as amended (incorporated by reference to Exhibit 10.11.2 to the 2009 10-K).
10.10.3	—	Letter Agreement, dated as of July 9, 2012, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2012 ("September 2012 10-Q")).
10.12†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).
10.13†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.14	—	Warrant Registration Rights Agreement, dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September 2006 10-Q).
10.15†	—	Amended and Restated Services Agreement, dated as of April 2, 2012, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our March 2012 10-Q).
10.16	—	Publicity Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.17.1	—	Amended and Restated Loan Agreement, dated as of February 14, 2012, between Bank of America, N.A. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2012 ("March 2012 10-Q")).

Exhibit Number		Exhibit Title
10.17.2*	—	Amendment, dated January 11, 2013 to the Amended and Restated Loan Agreement, dated as of February 14, 2012, between Bank of America, N.A. and Martha Stewart Living Omnimedia, Inc.
10.18	—	Security Agreement, dated as of July 31, 2008, among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our September 2008 10-Q), as amended by Exhibits 10.18.1, 10.18.2, and 10.17.1.
10.18.1	—	Waiver and Omnibus Amendment No. 1, dated as of June 18, 2009, to Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2009).
10.18.2	—	Amendment No. 2, dated as of August 7, 2009, to Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., Emeril Acquisition Sub LLC and Bank of America, (incorporated by reference to Exhibit 10.2 to our September 2009 10-Q).
10.19	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions-Home, Inc., MSLO Productions-EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q), as reaffirmed by Exhibit 10.22.1.
10.19.1	—	Reaffirmation of Guaranty, dated as of August 7, 2009, executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc. MSLO Productions Home, Inc. MSLO Productions-EDF, Inc and Flour Productions, Inc. (incorporated by reference to Exhibit 10.3 to our September 2009 10-Q).
10.20	—	Registration Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.21†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2008 (the "2008 10-K")).
10.22†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.23†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.24†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to our March 2011 10-Q).
10.25†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement for Directors (incorporated by reference to Exhibit 10.2 to our March 2011 10-Q).
10.26†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.27†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.28†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).

Exhibit Number		Exhibit Title
10.29†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 12, 2009).
10.30†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.31†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).
10.32†	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the Company's proxy statement filed in respect of its 2005 annual meeting of stockholders, dated as of April 7, 2005).
10.33†	—	Form of Martha Stewart Living Omnimedia, Inc. Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.1 to our June 2011 10-Q).
10.34†	—	Employment Agreement, dated as of May 24, 2011, between Martha Stewart Living Omnimedia, Inc. and Lisa Gersh (incorporated by reference to Exhibit 10.3 to our June 2011 10-Q).
10.35†	—	Employment Agreement, dated as of September 6, 2011, between Martha Stewart Living Omnimedia, Inc. and Kenneth P. West (incorporated by reference to Exhibit 10.4 to our September 2011 10-Q).
10.36†	—	Employment Agreement, dated as of August 22, 2011, between Martha Stewart Living Omnimedia, Inc. and Daniel Taitz (incorporated by reference to Exhibit 10.36 of our 2011 10-K).
10.37	—	Securities Purchase Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.38†	—	Separation Agreement and General Release, dated as of September 13, 2011, between Martha Stewart Living Omnimedia, Inc. and Peter Hurwitz (incorporated by reference to Exhibit 10.5 to our September 2011 10-Q).
10.39+	—	JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.39 to our 2011 10-K), as amended by Exhibits 10.39.1 and 10.39.2.
10.39.1	—	First Amendment, dated as of January 4, 2012, to the JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.39.1 of our 2011 10-K).
10.39.2	—	Second Amendment, dated as of July 11, 2012, to the JCP/MSLO Agreement, dated as of December 6, 2011, by and between J. C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.2 to our September 2012 10-Q).
10.40	—	Letter Agreement, dated as of March 30, 2012, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.3 of our March 2012 10-Q).
10.41	—	Letter Agreement dated December 19, 2012 between the Company and Lisa Gersh (incorporated by reference to Exhibit 99.2 to our Current Report on Form 8-K (file number 001-15395) filed on December 19, 2012).

Exhibit Number		Exhibit Title
21*	---	List of Subsidiaries.
23.1*	---	Consent of Independent Registered Public Accounting Firm.
31.1*	---	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	---	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	---	Certification of Principal Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	---	XBRL Instance Document
101.SCH**	---	XBRL Taxonomy Extension Schema Document
101.CAL**	---	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	---	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	---	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	---	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates management contracts and compensatory plans.

+ Indicates that confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

* Indicates filed herewith.

** In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2013

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ DANIEL TAITZ

Daniel Taitz

Interim Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity
/s/ DANIEL TAITZ **Daniel Taitz**	Interim Principal Executive Officer
/s/ KENNETH P. WEST **Kenneth P. West**	Chief Financial Officer (Principal Financial Officer)
/s/ ALLISON JACQUES **Allison Jacques**	Controller (Principal Accounting Officer)
/s/ CHARLOTTE BEERS **Charlotte Beers**	Director
/s/ FREDERIC FEKKAI **Frederic Fekkai**	Director
/s/ ARLEN KANTARIAN **Arlen Kantarian**	Director
/s/ MICHAEL W. KRAMER **Michael W. Kramer**	Director
/s/ WILLIAM A. ROSKIN **William A. Roskin**	Director
/s/ MARGARET M. SMYTH **Margaret M. Smyth**	Director
/s/ MARTHA STEWART **Martha Stewart**	Director
/s/ DANIEL E. WALKER **Daniel E. Walker**	Director

Each of the above signatures is affixed as of March 1, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-3
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010	F-4
Consolidated Balance Sheets at December 31, 2012 and 2011	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011, and 2010	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	F-7
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011 and 2010	F-31

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 1, 2013

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands except share and per share data)

	2012	2011	2010
REVENUES			
Publishing	$ 122,540	$ 140,857	$ 145,573
Merchandising	57,574	48,614	42,806
Broadcasting	17,513	31,962	42,434
Total revenues	197,627	221,433	230,813
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	103,347	127,084	128,194
Selling and promotion	52,453	57,208	60,288
General and administrative	45,148	46,641	46,362
Depreciation and amortization	4,007	3,978	4,632
Restructuring charges	4,811	5,116	—
Goodwill impairment	44,257	—	—
Total operating costs and expenses	254,023	240,027	239,476
OPERATING LOSS	(56,396)	(18,594)	(8,663)
OTHER INCOME / (EXPENSE)			
Interest income / (expense), net	836	(283)	(66)
Loss on sale of fixed asset	—	—	(647)
Gain on sale of short-term investments	—	—	1,512
Income / (loss) on equity securities	—	15	(15)
Gain on sales of cost-based investments	1,165	7,647	—
Other-than-temporary loss on cost-based investments	(88)	(2,724)	—
Total other income	1,913	4,655	784
LOSS BEFORE INCOME TAXES	(54,483)	(13,939)	(7,879)
Income tax provision	(1,602)	(1,580)	(1,717)
NET LOSS	$ (56,085)	$ (15,519)	$ (9,596)
LOSS PER SHARE—BASIC AND DILUTED			
Net loss	$ (0.83)	$ (0.28)	$ (0.18)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and diluted	67,231,463	55,880,896	54,440,490

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands)

	2012	2011	2010
Net loss	$ (56,085)	$ (15,519)	$ (9,596)
Other comprehensive loss:			
Unrealized (loss) / gain on securities, net	(272)	(48)	1,131
Realized gain on investment	—	—	(1,512)
Other comprehensive loss	(272)	(48)	(381)
Total comprehensive loss	$ (56,357)	$ (15,567)	$ (9,977)

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(in thousands except share and per share data)

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 19,925	$ 38,453
Short-term investments	29,182	11,051
Accounts receivable, net	38,073	48,237
Paper inventory	4,580	7,225
Deferred television production costs	434	—
Other current assets	3,335	4,858
Total current assets	95,529	109,824
PROPERTY AND EQUIPMENT, net	10,738	13,396
GOODWILL, net	850	45,107
OTHER INTANGIBLE ASSETS, net	45,203	45,215
OTHER NONCURRENT ASSETS, net	1,940	2,578
Total assets	$ 154,260	$ 216,120
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 12,770	$ 23,728
Accrued payroll and related costs	9,316	7,008
Current portion of deferred subscription revenue	13,168	16,018
Current portion of other deferred revenue	5,605	5,147
Total current liabilities	40,859	51,901
DEFERRED SUBSCRIPTION REVENUE	4,478	3,975
OTHER DEFERRED REVENUE	1,113	2,333
DEFERRED INCOME TAX LIABILITY	7,117	5,874
OTHER NONCURRENT LIABILITIES	5,177	4,090
Total liabilities	58,744	68,173
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Series A Preferred Stock, 1 share issued and outstanding in 2012 and 2011	—	—
Class A Common Stock, $0.01 par value, 350,000,000 shares authorized; 41,161,289 and 40,893,964 shares issued and outstanding in 2012 and 2011, respectively	412	409
Class B Common Stock, $0.01 par value, 150,000,000 shares authorized; 25,984,625 shares issued and outstanding in 2012 and 2011	260	260
Capital in excess of par value	340,586	336,661
Accumulated deficit	(244,529)	(188,442)
Accumulated other comprehensive loss	(438)	(166)
	96,291	148,722
Less: Class A treasury stock—59,400 shares at cost	(775)	(775)
Total shareholders' equity	95,516	147,947
Total liabilities and shareholders' equity	$ 154,260	$ 216,120

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands)

	Class A Common Stock		Class B Common Stock		Capital in excess of par value	Accumulated Deficit	Accumulated Other Comprehensive Income/ (Loss)	Class A Treasury Stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at January 1, 2010	**28,313**	**$ 283**	**26,690**	**$ 267**	**$ 290,387**	**$ (146,605)**	**$ 263**	**(59)**	**$ (775)**	**$ 143,820**
Net loss	—	—	—	—	—	(9,596)	—	—	—	(9,596)
Other comprehensive loss	—	—	—	—	—	—	(381)	—	—	(381)
Conversion of shares	372	4	(372)	(4)	—	—	—	—	—	—
Issuance of shares in conjunction with stock option exercises	142	2	—	—	293	—	—	—	—	295
Issuance of shares of stock, restricted stock units and restricted stock, net of tax withholdings and restricted stock cancellations	(74)	(1)	—	—	(460)	—	—	—	—	(461)
Non-cash equity compensation, net of cancellations	—	—	—	—	5,356	—	—	—	—	5,356
Balance at December 31, 2010	**28,753**	**288**	**26,318**	**263**	**295,576**	**(156,201)**	**(118)**	**(59)**	**(775)**	**139,033**
Net loss	—	—	—	—	—	(15,519)	—	—	—	(15,519)
Other comprehensive loss	—	—	—	—	—	—	(48)	—	—	(48)
Conversion of shares	333	3	(333)	(3)	—	—	—	—	—	—
Issuance of shares in conjunction with stock option exercises	840	8	—	—	1,704	—	—	—	—	1,712
Issuance of shares of stock, restricted stock units and restricted stock, net of tax withholdings and restricted stock cancellations	(32)	—	—	—	(78)	—	—	—	—	(78)
Issuance of shares of stock in connection with equity sale, net of expenses	11,000	110	—	—	34,483	—	—	—	—	34,593
Common stock dividends	—	—	—	—	—	(16,722)	—	—	—	(16,722)
Non-cash equity compensation, net of cancellations	—	—	—	—	4,976	—	—	—	—	4,976
Balance at December 31, 2011	**40,894**	**409**	**25,985**	**260**	**336,661**	**(188,442)**	**(166)**	**(59)**	**(775)**	**147,947**
Net loss	—	—	—	—	—	(56,085)	—	—	—	(56,085)
Other comprehensive loss	—	—	—	—	—	—	(272)	—	—	(272)
Issuance of shares in conjunction with stock option exercises	78	1	—	—	152	—	—	—	—	153
Issuance of shares of stock and restricted stock units, net of tax withholdings	189	2	—	—	(159)	—	—	—	—	(157)
Common stock dividends	—	—	—	—	—	(2)	—	—	—	(2)
Non-cash equity compensation, net of										

cancellations	—	—	—	—	3,932	—	—	—	—	3,932
Balance at December 31, 2012	**41,161**	**$ 412**	**25,985**	**$ 260**	**$ 340,586**	**$ (244,529)**	**$ (438)**	**(59)**	**$ (775)**	**$ 95,516**

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (56,085)	$ (15,519)	$ (9,596)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Non-cash revenue	(541)	(1,062)	(4,608)
Depreciation and amortization	4,007	3,978	4,632
Amortization of deferred television production costs	7,457	23,964	27,269
Impairment charge	44,257	—	—
Other-than-temporary loss on cost-based investments	88	2,724	—
Non-cash equity compensation	3,939	5,020	5,400
Deferred income tax expense	1,243	1,347	1,327
(Income) / loss on equity securities	—	(15)	15
Gain on sale of short-term investment	—	—	(1,512)
Gain on sales of cost-based investments	(1,165)	(7,647)	—
Loss on sale of fixed assets	—	—	647
Other non-cash charges, net	224	1,907	563
Changes in operating assets and liabilities			
Accounts receivable, net	10,164	11,013	(711)
Paper Inventory	2,645	(1,916)	(143)
Deferred television production costs	(7,891)	(21,395)	(25,894)
Accounts payable and accrued liabilities and other	(10,981)	(6,292)	4,969
Accrued payroll and related costs	2,308	467	(954)
Deferred subscription revenue	(2,347)	(3,270)	(996)
Deferred revenue	(221)	2,241	(484)
Other changes	3,138	2,235	1,948
Total changes in operating assets and liabilities	(3,185)	(16,917)	(22,265)
Net cash provided by / (used in) operating activities	239	(2,220)	1,872
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(1,314)	(2,879)	(4,707)
Proceeds from the sale of fixed assets	—	—	1,403
Purchases of short-term investments	(38,113)	(8,414)	(15,345)
Sales of short-term investments	19,344	7,179	18,802
Proceeds from the sale of cost-based investment	1,165	11,000	—
Investment in other non-current assets	—	—	—
Net cash (used in) / provided by investing activities	(18,918)	6,886	153
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of long-term debt	—	(9,000)	(4,500)
Dividend paid	(2)	(16,722)	—
Proceeds from equity sale, net of expenses	—	34,593	—
Proceeds from exercise of stock options	153	1,712	295
Net cash provided by / (used in) financing activities	151	10,583	(4,205)
Net (decrease) / increase in cash	(18,528)	15,249	(2,180)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	38,453	23,204	25,384
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,925	$ 38,453	$ 23,204

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Merchandising and Broadcasting. The Publishing segment primarily consists of the Company's operations related to its magazines and books, as well as its digital operations which includes the content-driven website, *marthastewart.com*. The Merchandising segment consists of the Company's operations related to the design and branding of merchandise and related collateral and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income. The Broadcasting segment has consisted of the Company's television production operations and its satellite radio operations. In 2012, the Company significantly restructured its Publishing and Broadcasting segments. See Note 13, *Industry Segments,* for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting standards

In October 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2012-07, *"Entertainment - Films (Topic 926): Accounting for Fair Value Information That Arises after the Measurement Date and Its Inclusion in the Impairment Analysis of Unamortized Film Costs"* ("ASU 2012-07"), which amended Accounting Standards Codification ("ASC") Topic 926 *"Entertainment - Films"* ("ASC 926"). ASC 926 requires that if evidence of a possible need for a write-down of unamortized film costs occurs after the date of the balance sheet but before the financial statements are issued, a rebuttable presumption exists that the conditions leading to the writeoff existed at the balance sheet date. ASC 926 requires that those conditions be incorporated into the fair value measurement used in the impairment test as of the balance sheet date as if they were known with certainty at that date, unless an entity can demonstrate that those conditions did not exist at that date. The amendments in ASU 2012-07 eliminate the rebuttable presumption that the conditions leading to the writeoff of unamortized film costs after the balance sheet date existed as of the balance sheet date. The amendments also eliminate the requirement that an entity incorporate into fair value measurements used in the impairment tests the effects of any changes in estimates resulting from the consideration of subsequent evidence if the information would not have been considered by market participants at the measurement date. ASU 2012-07 is effective for impairment assessments performed on or after December 15, 2012. The Company performed its impairment assessment as of December 31, 2012 in accordance with the provisions of ASU 2012-07. The adoption of ASU 2012-07 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, *"Intangibles - Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment"* ("ASU 2012-02"), which amended ASC 350, *"Intangibles - Goodwill and Other"* ("ASC 350"). This amendment is intended to simplify how an entity tests indefinite-lived intangible assets for impairment and allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity no longer is required to calculate the fair value of an indefinite-lined intangible asset unless the entity determines, based on a qualitative assessment, that it is more likely than not the indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2012-02 will be effective for the Company beginning January 1, 2013. The Company does not expect ASU 2012-02 to have an impact on its consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, "*Intangibles - Goodwill and Other: Testing Goodwill for Impairment*" ("ASU 2011-08"), which amended ASC 350. This amendment is intended to simplify how an entity tests goodwill for impairment and allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 was effective for the Company beginning January 1, 2012, although early adoption was permitted. The adoption of ASU 2011-08 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, "*Comprehensive Income: Presentation of Comprehensive Income*," ("ASU 2011-05") which amended ASC 220, "*Presentation of Comprehensive Income*." In accordance with the new guidance, an entity will no longer be permitted to present comprehensive income in its consolidated statements of stockholders' equity. Instead, entities will be required to present components of comprehensive income in either one continuous financial statement with two sections, net income and comprehensive income, or in two separate but consecutive statements. The guidance, which must be applied retroactively, was effective for the Company beginning January 1, 2012. The adoption of ASU 2011-05 concerns

disclosure only and its adoption did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, "*Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*," ("ASU 2011-04") which amended ASC 820, "*Fair Value Measurement.*" This amendment is intended to result in convergence between U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards requirements for measurement of and disclosures about fair value. This amendment clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. ASU 2011-04 was effective for the Company beginning January 1, 2012. Its adoption did not have an impact on the Company's consolidated financial position, results of operations and cash flows.

Principles of consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in which the Company does not exercise significant influence over the investee are accounted for using the cost method of accounting. All significant intercompany transactions have been eliminated.

Acquisitions

The Company accounts for acquisitions using the purchase method. Under this method, the acquiring company allocates the purchase price to the assets acquired based upon their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets acquired is recorded as goodwill.

Investment in equity securities

The Company has historically held certain investments in equity securities which had readily determinable fair values. These securities were accounted for as available-for-sale securities and were reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income/(loss) within shareholders' equity. If a decline in fair value of any of these securities had been judged to be other than temporary, the cost basis of the securities would have been written down to fair value and the amount of the write-down would have been accounted for as a realized loss, included in earnings. As of December 31, 2012, the Company had no investments in equity securities.

Cash and cash equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase.

Short-term investments

Short-term investments include investments that have maturity dates in excess of three months, but generally less than one year, from the date of acquisition. See Note 3, *Fair Value Measurements,* for further discussion.

Paper inventory

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Television production costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions. To the extent that estimated future results are losses, capitalized television production costs are written down to zero.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

The useful lives of the Company's assets are as follows:

Building	**5 years**
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	**3 – 5 years**
Leasehold improvements	life of lease

Goodwill and intangible assets

Goodwill

The components of goodwill as of December 31, 2012 and 2011 are set forth in the schedule below, and are reported within the Publishing and Merchandising segments:

(In thousands)	Balance at December 31, 2011	Impairment charge	Balance at December 31, 2012
Publishing	$ 44,257	$ (44,257)	$ —
Merchandising	850	—	850
Total	$ 45,107	$ (44,257)	$ 850

The Company reviews goodwill for impairment by applying a fair-value based test annually on October 1 st, or more frequently if events or changes in circumstances warrant, in accordance with ASC 350. Potential goodwill impairment is measured based upon a two-step process. In the first step, the Company compares the fair value of a reporting unit with its carrying amount including goodwill using a discounted cash flow ("DCF") valuation method. Future cash flows are discounted based on a market comparable weighted average cost of capital rate, adjusted for market and other risks where appropriate. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is considered not impaired, thus rendering unnecessary the second step in impairment testing. If the fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of the reporting unit's goodwill is compared to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

For the Company's annual test of the Publishing reporting unit's goodwill as of October 1, 2011, the DCF analysis was based on the 2012 operating budgets ("Budget") and estimated long-term growth projections. The Company's Publishing segment performance for the six months ended June 30, 2012 was in line with its Budget. In July 2012, the Company's near-term advertising revenue projections indicated that revenues would be below the Budget for the three months ending September 30, 2012. At that time, visibility into the three months ending December 31, 2012 was limited; however, the early indications showed projections that were consistent with the Budget for that period. As the result of the near-term advertising revenue shortfall, as well as continued softness in the print publishing industry overall, the Company evaluated the carrying value of the goodwill associated with its Publishing segment in connection with the preparation of its financial statements as of and for the three and six months ended June 30, 2012. The Company calculated the fair value of the Publishing reporting unit using the July 2012 projections, inclusive of lowered expectations for the three months ended September 30, 2012. The fair value of the Publishing reporting unit was higher than its carrying value. Therefore, as of June 30, 2012, no impairment charges were deemed necessary.

In September 2012, the Company gained visibility into the three months ending December 31, 2012, which indicated a further shortfall in Publishing segment advertising revenues as compared to the Budget. Accordingly, the Company performed another interim review of goodwill for impairment as of September 30, 2012.

The Company calculated the fair value of the Publishing reporting unit using a DCF analysis based upon the updated September 2012 projections, inclusive of lowered expectations for the three months ending December 31, 2012 and lowered future growth assumptions. The result of the step one impairment test as of September 30, 2012 was a fair value of the Publishing reporting unit that was less than its carrying value. Therefore, the Company performed the second step of the goodwill impairment test in which the implied fair value of the Publishing reporting unit's goodwill was compared to the carrying value of its goodwill. The implied fair value of the Publishing reporting unit's goodwill was determined based on the difference between the fair value of the Publishing reporting unit and the net fair value of its identifiable assets and liabilities, including tangible assets and deferred subscription liabilities. The Publishing reporting unit's identifiable assets also include intangible assets such as trade names and advertiser and subscriber relationships, which have material value, but, in accordance

with GAAP, have no recorded value. The valuation of these assets and liabilities was based on assumptions including discount rates, royalty rates and growth rates, among others. As a result of performing this goodwill impairment test as of September 30, 2012, the Company determined that the implied fair value of the Publishing reporting unit's goodwill was zero. Therefore, the Company recorded a non-cash goodwill impairment charge of $44.3 million for the three-month period ended September 30, 2012.

There were no indicators of impairment for the goodwill associated with the Merchandising segment as of December 31, 2012.

Intangible assets

The components of intangible assets as of December 31, 2012, 2011 and 2010 are set forth in the schedule below, and are reported within the Merchandising and Broadcasting segments:

(In thousands)	Balance at December 31, 2010	Amortization expense	Balance at Impairment charge	Balance at December 31, 2011	Amortization expense	Balance at December 31, 2012
Trademarks	$ 45,200	$ —	$ —	$ 45,200	$ —	$ 45,200
Other intangibles	6,160	—	—	6,160	—	6,160
Accumulated amortization — other intangibles	(4,813)	(12)	(1,320)	(6,145)	(12)	(6,157)
Total	$ 46,547	$ (12)	$ (1,320)	$ 45,215	$ (12)	$ 45,203

The Company reviews its trademarks, which are classified as intangible assets with indefinite useful lives within the Merchandising segment, for impairment by applying a fair-value based test annually or more frequently if events or changes in circumstances warrant, in accordance with ASC 350. The Company performs the impairment test by comparing the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. The Company estimates fair values using the DCF methodology based on the future expected cash flows, revenues, earnings and other factors, which consider reporting unit historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future. For 2012, 2011, and 2010, no impairment charges for intangible assets with indefinite useful lives were deemed necessary.

The Company reviews long-lived tangible assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable and exceeds their fair value, in accordance with ASC 360, " *Property, Plant, and Equipment.*" Using the Company's best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value. The Company evaluates intangible assets with definite useful lives at the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets at a consolidated entity or segment reporting unit level, as appropriate.

The Company amortizes intangible assets with definite lives over their estimated useful lives and reviews these assets for impairment. The Company is currently amortizing one acquired intangible asset with a remaining definite life through March 2013.

In the fourth quarter of 2011, the Company recorded a non-cash impairment charge of approximately $1.3 million for a definite-lived intangible asset previously acquired by the Broadcasting segment related to a television content library. Because the future undiscounted cash flows for this asset were determined to be significantly lower than the carrying value, the Company wrote the asset down to zero. For the years ended December 31, 2012 and 2010, no impairment charges for long-lived tangible and intangible assets with definite useful lives were deemed necessary.

Investments in other non-current assets

During the first half of 2012, the Company sold its cost-based investments in Ziplist and pingg for $0.8 million and $0.4 million in cash, respectively. The carrying amounts of these investments had been written down to zero as of December 31, 2011, when the Company concluded that these investments were substantially impaired due to their continued operating losses,

cash levels and ability to raise additional capital. Accordingly, the Company recorded a gain of $0.8 million in the first quarter of 2012 and a gain of $0.4 million in the second quarter of 2012 in connection with these sale transactions. These gains represent cash received in excess of carrying value and are reflected as other income on the Company's 2012 consolidated statement of operations.

Revenue recognition

The Company recognizes revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis, and any specific, known troubled accounts.

Magazine advertising revenues are recorded based on the on-sale dates of magazines and are stated net of agency commissions and cash and sales discounts.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are initially recorded based upon estimates of sales, net of brokerage, and net of estimates of newsstand-related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publishers and is recognized as manuscripts are delivered to and accepted by the publishers. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Digital advertising revenues on the Company's websites are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Licensing-based revenues, most of which are in the Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are typically made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on actual net sales, while any minimum guarantees are earned evenly over the fiscal year.

Television spot advertising beginning with season 6 of *The Martha Stewart Show* in September 2010 was sold by the Hallmark Channel, with net receipts payable to the Company quarterly. Since advertisers contracted with the Hallmark Channel directly, balance sheet reserves for television audience underdelivery were not required; however, revenues continued to be recognized when commercials were aired and were recorded net of agency commission and the impact of television audience underdelivery as determined by Hallmark Channel. Television integration revenues were recognized when the segment featuring the related product/brand immersion was initially aired. Television revenues related to talent services are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement.

The Company participates in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in the Company's publications, product integrations on the Company's television programs, and advertising impressions delivered on the Company's website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of ASC Topic 605, *Revenue Recognition* ("ASC 605"). Because the Company elected to early adopt ASU 09-13, on a prospective basis, arrangements executed on or after January 1, 2010 have been subject to the new guidance. ASU 09-13 updated the existing multiple-element arrangement guidance in ASC 605.

ASC 605 and ASU 09-13 require that the Company examine separate contracts with the same entity or related parties that are entered into simultaneously or near the same time to determine if the arrangements should be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modifies the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, the Company's significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if the Company is unable to put forth objective and reliable evidence of the fair value of each deliverable, then the Company accounts for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue is recognized as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, the Company is required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by either the Company itself or other vendors. Determination of selling price is a judgmental process that requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence and (3) best estimate of selling price. The Company is able to establish VSOE of selling price for certain of its radio deliverables; however, in most instances it has allocated consideration based upon its best estimate of selling price. The Company established VSOE of selling price of certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. The Company's other deliverables are generally priced with a wide range of discounts/premiums as the result of a variety of factors including the size of the advertiser and the volume and placement of advertising sold to the advertiser. The Company's best estimate of selling price is intended to represent the price at which it would sell the deliverable if the Company were to sell the item regularly on a standalone basis. The Company's estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Advertising costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period in which the related advertising campaign occurs.

Earnings per share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock and restricted stock units. For the years ended December 31, 2012, 2011 and 2010, the shares of the Company's $0.01 par value Class A common stock ("Class A Common Stock") subject to options, the warrant, restricted stock and restricted stock units that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 5,883,719, 7,345,060, and 5,389,222, respectively.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial statements.

Equity compensation

The Company has issued stock-based compensation to certain of its employees and a non-employee consultant. In accordance with the fair-value recognition provisions of ASC Topic 718, *Share-Based Payments* ("ASC Topic 718") and SEC Staff Accounting Bulletin No. 107, compensation cost associated with employee grants recognized in the 2012, 2011 and 2010 was based on the grant date fair value. The Company applies variable accounting to its non-employee price-based restricted stock unit ("RSU") awards in accordance with the provisions of ASC Topic 718. Employee stock option, restricted stock, and RSU awards with service period-based vesting triggers ("service period-based" awards) are amortized as non-cash equity compensation expense on a straight-line basis over the expected vesting period. The Company values service period-based option awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including volatility of the Company's Class A Common Stock and expected life of the option. Service period-based restricted stock and RSU awards are valued at the market value of traded shares on the date of grant. Recognition of compensation expense for awards intended to vest upon the achievement of certain adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") targets over a performance period ("performance-based" awards) is based on the probable outcome of the performance condition. Compensation cost is accrued if it is probable that the performance condition

will be achieved and is not accrued if it is not probable that the performance condition will be achieved. Options and RSUs with Class A Common Stock price-based vesting triggers ("price-based" awards) are valued using the Monte Carlo Simulation method which takes into account assumptions such as volatility of the Company's Class A Common Stock, the risk-free interest rate based on the contractual term of the award, the expected dividend yield, the vesting schedule, and the probability that the market conditions of the award will be achieved.

Other

Certain prior year financial information has been reclassified to conform to the 2012 financial statement presentation. Certain facilities costs related to the Company's television production studio have been reclassified from general and administrative costs to production, print and distribution costs on the consolidated statement of operations for 2010 in the amount of approximately $4.0 million.

3. FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.
- Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair value of the Company's level 2 financial assets is primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case a weighted average market price is used.
- Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

The following tables present the Company's assets that are measured at fair value on a recurring basis:

	December 31, 2012			
(in thousands)	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
U.S. government and agency securities	$ —	$ 3,510	$ —	$ 3,510
Corporate obligations	—	15,303	—	15,303
Other fixed income securities	—	588	—	588
International bank securities	—	9,781	—	9,781
Total	$ —	$ 29,182	$ —	$ 29,182

	December 31, 2011			
(in thousands)	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
U.S. government and agency securities	$ —	$ 3,858	$ —	$ 3,858
Corporate obligations	—	5,122	—	5,122
Other fixed income securities	—	545	—	545
International bank securities	—	1,526	—	1,526
Total	$ —	$ 11,051	$ —	$ 11,051

The Company has no liabilities that are measured at fair value on a recurring basis.

Assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. Such impairment charges would incorporate fair value measurements based on Level 3 inputs. See Note 2, *Summary of Significant Accounting Policies*, for further discussion on measuring the Company's non-financial assets.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2012 and 2011 were as follows:

(in thousands)	2012	2011
Advertising	$ 21,220	$ 29,252
Licensing	15,978	17,484
Other	2,492	3,131
	39,690	49,867
Less: reserve for credits and uncollectible accounts	1,617	1,630
	$ 38,073	$ 48,237

As of December 31, 2012, the total accounts receivable from J. C. Penney Corporation, Inc. ("J.C. Penney"), a related party, was $0.7 million. See also Notes 7 and 10, *Shareholder's Equity* and *Related Party Transactions,* respectively, for further discussion of J.C. Penney.

5. PROPERTY AND EQUIPMENT, NET

The components of property and equipment as of December 31, 2012 and 2011 were as follows:

(in thousands)	2012	2011
Buildings	$ 280	$ —
Studios and studio equipment	—	3,702
Furniture, fixtures and equipment	5,420	6,144
Computer hardware and software	9,828	9,096
Leasehold improvements	26,151	29,665
Total Property and Equipment	41,679	48,607
Less: accumulated depreciation and amortization	30,941	35,211
Net Property and Equipment	$ 10,738	$ 13,396

Depreciation and amortization expenses related to property and equipment were $4.0 million, $3.9 million and $3.8 million for 2012, 2011 and 2010, respectively. The Company's property and equipment are located domestically.

6. CREDIT FACILITIES

As of December 31, 2012, the Company maintained a $25.0 million line of credit with Bank of America. The loan agreement, which was to expire on February 14, 2013, was amended on January 11, 2013, at which time the line was reduced to $10.0 million. The January 11, 2013 agreement also amended the expiration date to be June 12, 2013, at which time any outstanding amounts borrowed under the agreement are then due and payable. Borrowings under this line of credit are available for investment opportunities, working capital, and the issuance of letters of credit. The annual interest rate on outstanding amounts is equal to a floating rate of 1-month LIBOR Daily Floating Rate plus 1.85%. The unused commitment fee is equal to 0.25%. The terms of the line of credit require the Company to be in compliance with certain financial and other covenants, with which the Company was compliant as of December 31, 2012.

The Company had no outstanding borrowings under this line of credit as of December 31, 2012 or 2011, but had outstanding letters of credit as of such dates of $1.6 million and $2.6 million, respectively.

7. SHAREHOLDERS' EQUITY

Preferred Stock, Strategic investor

In December 2011, J.C. Penney purchased 11,000,000 newly-issued shares of the Class A Common Stock and one share of the Company's Series A Preferred Stock in exchange for cash of $38.5 million. The investment in the Class A Common Stock represented approximately 16.6% of the Company's total Class A and Class B Common Stock outstanding immediately after the issuance. The single share of the Series A Preferred Stock entitles J.C. Penney to nominate and elect two directors to the Company's board of directors (the "Board"), has nominal liquidation preference, is not convertible into shares of the Company's common stock, does not have a dividend preference, and is transferable only to certain J.C. Penney affiliated entities. In connection with its Class A Common Stock, J.C. Penney is entitled to three demand registrations and piggyback rights; however, J.C. Penney may not exercise its demand registration rights until the earlier of December 2014 and the date the number of independent members of the Company's Board, plus the J.C. Penney members of the Board, constitutes less than a majority of the members of the Board. Until December 2015, J.C. Penney is also generally prohibited from taking certain takeover actions towards the Company without consent from the Board. J.C. Penney is further prohibited from transferring its shares of Class A Common Stock to any person other than certain affiliates, or in connection with a Board approved acquisition transaction, or in an open market transaction, or by a registration statement as long as the transferee will own less than 5% of the then-outstanding shares of the Company's common stock after the transfer. As of December 31, 2012, J.C. Penney holds an approximate 16.4% investment in the Company's total Class A and Class B Common Stock outstanding.

Common Stock

The Company has two classes of common stock outstanding. The $0.01 par value Class B common stock ("Class B Common Stock") is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

8. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the Internal Revenue Code, whichever is less. The Company chooses, annually, to match 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $0.8 million, $0.6 million and $0.8 million for 2012, 2011 and 2010, respectively

The Company does not sponsor any post-retirement or post-employment benefit plans.

Stock Incentive Plans

Prior to May 2008, the Company had several stock incentive plans that permitted the Company to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans were stock options and restricted shares of Class A Common Stock. The Compensation Committee of the Board was authorized to grant awards for up to a maximum of 10,000,000 underlying shares of Class A Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Plan"), and awards for up to a maximum of 600,000 underlying shares of Class A Common Stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan").

In April 2008, the Board adopted the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Stock Plan"), which was approved by the Company's stockholders at the Company's 2008 annual meeting in May 2008. The Stock Plan initially had 10,000,000 shares of Class A Common Stock available for issuance. In March 2012, the Board adopted an amendment to the Stock Plan, which was approved by the Company's stockholder's at the Company's annual meeting in May 2012. The amendment provided for an increase of 4,557,000 in the number of shares of Class A Common Stock available for award. The primary types of incentives that have been granted under the Stock Plan are stock options and RSUs.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For 2012, 2011 and 2010, the Company recorded non-cash equity compensation expense of $3.8 million, $5.5 million, and $5.4 million, respectively.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants that only have service period-based vesting triggers. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations.

Monte Carlo Simulation Assumptions

The Company uses the Monte Carlo Simulation method to value options and RSUs with price-based vesting triggers. This method requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price and expected service periods.

Stock Options

Options which were issued under the 1999 Plan were granted with an exercise price equal to the closing price of Class A Common Stock on the most recent prior date for which a closing price was available, without regard to after-hours trading. Options granted under the Stock Plan are granted with an exercise price equal to the closing price of the Class A Common Stock on the date of grant. Stock options have a term not to exceed 10 years. The Compensation Committee determines the vesting period and terms for the Company's stock options, which may include service period-based, performance-based, or price-based vesting triggers. Generally, service period-based employee stock options are expensed ratably over the vesting period, typically ranging from two to four years. Service period-based non-employee director options generally vest over a one-year period from the grant date. Performance-based and price-based options vest only when the specific vesting triggers of the award are achieved. Option awards do not provide for accelerated vesting upon retirement, death, or disability unless specifically included in the applicable award agreement. The amount of non-cash equity compensation expense the Company recognizes during a period is based on the portion of the option awards that are ultimately expected to vest. The Company estimates option forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Non-cash equity compensation expense derived from options for 2012, 2011 and 2010 was $1.6 million, $2.4 million and $3.3 million, respectively. As of December 31, 2012 and 2011, there was $1.3 million and $2.7 million, respectively, of total unrecognized compensation cost related to stock options to be recognized over a weighted average period of 2.4 years. The intrinsic value of options exercised during 2012 was $0.1 million, with intrinsic value defined as the difference between the market price on the date of exercise and the grant date price. For 2011, this value was $2.1 million. The total cash received (classified as financing cash flows) from the exercise of stock options was $0.2 million and $1.7 million for 2012 and 2011, respectively. Stock options under the Stock Plan were issued to employees as follows: 505,000, 2,565,559 and 870,002 during 2012, 2011 and 2010, respectively.

Changes in outstanding options under the Prior Plans during 2012 and 2011 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2010	**2,579,900**	**$ 12.59**
Cancelled—service period-based	(443,375)	9.51
Outstanding as of December 31, 2011	**2,136,525**	**$ 13.23**
Cancelled—service period-based	(236,525)	12.62
Outstanding as of December 31, 2012	**1,900,000**	**$ 13.31**
Options exercisable at December 31, 2012	1,900,000	$ 13.31

The total fair value of shares subject to stock options vested under the Prior Plan during 2011 and 2010 was $0.9 million and $1.5 million, respectively. Changes in nonvested outstanding options under the Prior Plans during 2011 were as follows:

	Shares	Weighted-average grant-date fair value
Nonvested outstanding at December 31, 2010	**470,568**	**$ 2.57**
Vested	(363,468)	2.57
Cancelled and Forfeited	**(107,100)**	**2.57**
Nonvested outstanding at December 31, 2011	—	$ —

The fair value of employee service period-based option awards under the Stock Plan was estimated on the grant date using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2012	2011	2010
Risk-free interest rates	0.4% – 0.6%	0.17% - 2.09%	1.0% – 1.6%
Dividend yields	Zero	Zero	Zero
Expected volatility	61.80% – 63.48%	60.38% – 61.25%	61.8% – 63.8%
Expected option life	3.7 years	1.0 – 7.0 years	2.5 – 3.7 years
Average fair market value per option granted	$1.40 - $2.17	$0.75 - $2.56	$2.14 – $2.61

Note: This table represents a blend of assumptions.

Changes in outstanding options under the Stock Plan during 2012 and 2011 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2010	4,741,876	$ 4.20
Granted—service period-based	1,740,559	3.93
Granted-price-based	825,000	9.00
Exercised—service period-based	(840,000)	2.04
Cancelled - service period-based (1)	(1,082,167)	4.28
Cancelled—performance-based	(166,667)	5.80
Outstanding as of December 31, 2011	5,218,601	$ 5.15
Granted—service period-based	505,000	3.63
Exercised—service period-based	(78,125)	1.96
Cancelled—service period-based	(352,125)	4.31
Cancelled—performance-based	(166,667)	5.80
Outstanding as of December 31, 2012	5,126,684	$ 5.08
Options exercisable at December 31, 2012	2,443,568	$ 5.08
Shares available for grant at December 31, 2012	5,941,120	

(1) Includes approximately 471,000 and 350,000 options cancelled in connection with the departure of certain executives in the Merchandising segment and Corporate.

The total fair value of shares subject to stock options vested under the Stock Plan during 2012, 2011 and 2010 was $0.9 million, $2.5 million and $2.2 million, respectively. Changes in the nonvested outstanding options under the Stock Plan during 2012 and 2011 were as follows:

	Shares	Weighted-average grant-date fair value
Nonvested outstanding at December 31, 2010	3,220,171	$ 1.73
Granted	2,565,559	1.61
Vested	(1,482,837)	1.68
Cancelled and Forfeited	(1,096,542)	1.89
Nonvested outstanding at December 31, 2011	3,206,351	$ 1.61
Granted	505,000	1.66
Vested	(635,758)	1.47
Cancelled and Forfeited	(392,477)	2.21
Nonvested outstanding at December 31, 2012	2,683,116	$ 1.55

The following table summarizes information about the shares subject to stock options outstanding under the Company's Prior Plans and the Stock Plan as of December 31, 2012:

Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Shares Subject to Options Outstanding			Shares Subject to Options Exercisable		
		Number Outstanding		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
$1.96 – $12.00	6.0	6,211,684	$	5.45	3,528,568	$	5.54
$16.45 – $18.90	1.9	415,000		18.54	415,000		18.54
$19.92 – $26.25	2.8	200,000		20.35	200,000		20.35
$26.56 – $33.75	2.1	200,000		28.55	200,000		28.55
$1.96 – $33.75	5.6	7,026,684	$	7.31	4,343,568	$	8.52

Stock Option awards to new hires in 2011

During 2011, the Company made awards under the Stock Plan to several new members of its executive management team, as provided for in their employment agreements. Certain of such awards include only service period-based vesting triggers and consist of options to purchase an aggregate of 550,000 shares of Class A Common Stock at various exercise prices (in each case the closing price on the dates of grant), which options vest as to 183,333 shares on each of the second, third, and fourth anniversaries of the employment start dates of the relevant employees. Non-cash equity compensation expense of approximately $0.2 million was recorded for the year ended December 31, 2012 related to these awards. The Company measured the fair value of these awards as of the grant dates using the Black-Scholes option pricing model, which fair value is recognized over the service period of the awards. As of December 31, 2012, there was $0.2 million of total unrecognized compensation cost related to these service period-based stock option awards to be recognized over a period of 2.72 years. The following table summarizes the assumptions used in the Black-Scholes option-pricing model:

Risk-free interest rates	0.511% – 0.629%
Dividend	Zero
Expected volatility	60.80% – 61.25%
Expected option life	3.7 years
Average fair value per option granted	$1.30 – $2.17

The Company also made option awards to these employees which include price-based vesting triggers. The price-based option awards consisted of options to purchase an aggregate of 825,000 shares of Class A Common Stock. Of these, options for 206,250 shares with an exercise price of $ 6 per share will vest only at such time as the trailing average closing price of the Class A Common Stock during any 30 consecutive trading days during the term of the applicable employment agreements ("the trailing average") has been at least $ 6, options for 206,250 shares with an exercise price of $ 8 per share will vest only at such time as such trailing average has been at least $ 8, options for 206,250 shares with an exercise price of $ 10 per share will vest only at such time as such trailing average has been at least $ 10, and options for 206,250 shares with an exercise price of $ 12 per share will vest only at such time as such trailing average has been at least $ 12. Non-cash equity compensation expense of approximately $0.5 million was recorded for the year ending December 31, 2012 related to these price-based awards. The Company measured the fair value of these price-based awards as of the grant dates using the Monte Carlo Simulation method, which fair value is recognized over the expected service period of the awards. As of December 31, 2012, there was $0.1 million of total unrecognized compensation cost related to these price-based stock option awards to be recognized over the expected service period listed below.

The fair value of employee price-based option awards, granted in 2011, was estimated on the grant date using the Monte Carlo Simulation method on the basis of the following weighted average assumptions:

	2011
Risk-free interest rate	1.34% – 2.29%
Expected volatility	59.72% – 60.55%
Expected service period	0.46 – 2.0 years
Dividends	Zero
Estimated value of price-based option awards	$0.42 – $2.35

Restricted Stock and Restricted Stock Units

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. RSUs represent the contingent right to one share of Class A Common Stock. The Compensation Committee determines the vesting period and terms for the Company's restricted stock and RSUs, which may include service period-based, performance-based, or price-based vesting triggers. Service period-based restricted stock and RSUs are generally expensed ratably over the vesting period, typically ranging from two to four years. Performance-based and price-based RSUs vest only when the specific vesting triggers of the award are achieved. The amount of non-cash equity compensation expense the Company recognizes during a period is based on the portion of the restricted stock and RSU awards that are ultimately expected to vest. The Company estimates restricted stock and RSU forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Restricted stock and RSUs do not provide for accelerated vesting upon retirement, death, or disability unless specifically included in the applicable award agreement. Restricted stock and RSU expense for 2012, 2011 and 2010 was $2.2 million, $3.1 million and $2.1 million, respectively.

Service period-based restricted stock

The fair value of service period-based shares of restricted stock under the Prior Plans was determined based on the closing price of the Company's Class A Common Stock on the day preceding the grant date. As of December 31, 2011, all such shares had vested. The total fair value of shares vested under the Prior Plans during 2011 and 2010 was $0.2 million and $0.5 million, respectively.

The fair value of service period-based nonvested shares under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2011, there was no unrecognized compensation cost related to service period-based nonvested restricted stock. The total fair value of shares vested under the Stock Plan during 2012, 2011 and 2010 was $0.1 million, $0.5 million and $1.2 million, respectively.

A summary of the shares of service period-based restricted stock issued under the Stock Plan that had not yet vested as of December 31, 2011, and changes during 2012 and 2011, was as follows:

	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2010	320,922	$ 8.24
Nonvested at Granted	33,037	$ 4.01
Nonvested at Vested	(128,097)	$ 6.93
Nonvested at Forfeitures	(217,510)	$ 8.52
Nonvested at December 31, 2011	8,352	$ 4.49
Granted	25,202	3.17
Vested	(33,554)	3.50
Nonvested at December 31, 2012	—	$ —

Service period-based RSUs

The fair value of service period-based nonvested RSUs under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2012, there was $0.7 million of total unrecognized compensation cost related to service period-based nonvested RSUs to be recognized over a weighted-average period of just under one year. As of December 31, 2012 and 2011, the weighted-average grant date fair value of service period-

based nonvested RSUs was $2.7 million and $2.2 million, respectively. The total fair value of shares vested during 2012 was $0.4 million. The total fair value of shares vested during 2011 was insignificant.

A summary of the shares of service period-based RSUs issued under the Stock Plan that had not yet vested as of December 31, 2012 and 2011 and changes during 2012 and 2011 was as follows:

	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2010	**—**	**$ —**
Nonvested at Granted	639,698	4.11
Nonvested at Vested	**(12,500)**	**3.95**
Nonvested at Forfeitures	(87,500)	3.95
Nonvested at December 31, 2011	**539,698**	**$ 4.14**
Granted	302,163	3.16
Vested	**(119,635)**	**4.10**
Forfeitures	(2,500)	3.95
Nonvested at December 31, 2012	**719,726**	**$ 3.74**

Performance-based RSUs

During 2010and 2009, the Company granted 550,000 and 351,625 RSUs, respectively, which contain vesting triggers based upon the Company's achievement of certain adjusted EBITDA targets over a performance period.

During 2010, in recognition of changing economic conditions and to ensure the continued retention and motivation of key employees, the Company's Compensation Committee approved modifications to the performance conditions associated with the RSUs issued during 2010 and 2009. The modifications effectively replaced performance condition vesting triggers with service-period vesting triggers. Consistent with requirements of ASC Topic 718, *Compensation—Stock Compensation*, the awards are being amortized over the requisite service period on a prospective basis from the date the Compensation Committee approved the removal of the performance conditions (December 3, 2010), which is deemed to be the grant date for accounting purposes.

The fair value of nonvested performance-based RSUs is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2012, total unrecognized compensation cost related to nonvested performance-based RSUs was insignificant. As of December 31, 2012 and 2011, the weighted-average grant date fair value of nonvested performance-based RSUs was $0.6 million and $1.0 million, respectively. The total fair value of shares vested during 2012 and 2011 was $0.2 million and $0.6 million, respectively.

A summary of the performance-based RSUs issued under the Stock Plan that have not vested as of December 31, 2012 and 2011 and changes during 2012 and 2011 was as follows:

	Shares	Weighted Average Grant Date Value (1)
Nonvested at December 31, 2010	720,000	$ 4.62
Nonvested at Vested	(170,000)	4.62
Nonvested at Forfeitures	**(341,500)**	**4.62**
Nonvested at December 31, 2011	208,500	$ 4.62
Vested	**(50,500)**	**4.62**
Forfeitures	(17,500)	4.62
Nonvested at December 31, 2012	140,500	$ 4.62

(1) The weighted average grant date value included in the table above was adjusted to reflect the impact of the modifications approved on December 3, 2010 to the 2010 and 2009 awards.

Price-based RSUs

The fair value of nonvested price-based RSUs under the Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant dates. As of December 31, 2012, there was $0.1 million of total unrecognized compensation cost related to nonvested price-based RSUs to be recognized over a weighted-average period of approximately 1.3 years. As of December 31, 2012 and 2011, the weighted-average grant date fair value of nonvested price-based RSUs, all of which were issued during 2011, was $1.7 million. As of December 31, 2012, none of the 440,000 price-based RSUs issued under the Stock Plan had been forfeited, cancelled or vested. The weighted average grant date value of these RSUs was $3.89. (See "*RSU awards to new hires in 2011*" below.)

RSU awards to new hires in 2011

During 2011, the then-new members of the Company's executive management team received 350,000 RSUs, with service period vesting triggers, of which approximately 116,667 RSUs vest on each of the second, third, and fourth anniversaries of their employment start dates. Non-cash equity compensation expense of approximately $0.3 million was recorded during the year ended December 31, 2012 related to these awards. The Company measured the fair value of these service period-based awards as of the grant date and will recognize this fair value over the remaining service periods of the awards. As of December 31, 2012, there was $0.3 million of total unrecognized compensation cost related to these RSUs to be recognized over a period of 2.72 years.

The Company also made RSU awards to these executives which include price-based vesting triggers. The price-based RSUs consist of the contingent right to receive an aggregate of 440,000 shares of Class A Common Stock, of which 50,000 RSUs will vest at such time as the trailing average has been at least $ 6, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $8, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $10, an additional 110,000 RSUs will vest at such time as such trailing average has been at least $12, and the final 60,000 RSUs will vest at such time as the trailing average has been at least $14. Non-cash equity compensation expense of approximately $0.6 million was recorded during the year ended December 31, 2012 related to these price-based awards. The Company measured the fair value of these price-based awards as of the dates of issuance using the Monte Carlo Simulation method, which fair value is recognized over the expected service period of the awards. As of December 31, 2012, there was $0.1 million of total unrecognized compensation cost related to these price-based RSUs to be recognized over the expected service period listed below. The following table summarizes the assumptions used in the Monte Carlo Simulation method:

Risk-free interest rate	0.37 - 1.17%
Dividend	Zero
Expected volatility	67.83% - 70.20%
Expected service period	0.42 - 1.94 years
Estimated value of price-based RSUs	$0.87 - $4.43

Non-Employee Equity Compensation

On July 26, 2011, the Company and Charles A. Koppelman, the then-Executive Chairman of the Company, entered into an amended and restated employment agreement which amended Mr. Koppelman's employment term to extend from July 26, 2011 through the transition date, which was the earlier of December 31, 2011 and the date on which the Company's President and Chief Operating Officer began to report directly to the Board. The amended and restated employment agreement further provided that upon expiration of the employment term all outstanding equity awards held by Mr. Koppelman would vest and/or become exercisable, with the exception of 200,000 performance shares if such shares had not already vested. Additionally, the period for exercising any vested stock options held by Mr. Koppelman was extended to the later of one year from the employment termination date or one year from the date of termination of Mr. Koppelman's service as a director of the Company, but in no event beyond the remaining term of the options. On July 26, 2011, the Company and Mr. Koppelman also entered into a services agreement (" 2011 Services Agreement"), which provided that, commencing on the transition date, Mr. Koppelman would continue to serve as the Non-Executive Chairman of the Board and that he would carry out other duties and responsibilities as assigned to him by the Board in a non-employee capacity. On September 15, 2011, the Company's President and Chief Operating Officer began reporting to the Board directly. Accordingly, Mr. Koppelman's employment with the Company terminated and the 2011 Services Agreement became effective. In connection with these agreements, Mr. Koppelman received cash severance payments of approximately $1.5 million and vested in all outstanding equity awards with the exception of 200,000 performance-based shares, which were forfeited. Mr. Koppelman also became entitled to receive Board fees on the same terms as apply to independent members of the Board, including an initial grant of RSUs equivalent to an equal number of shares of Class A Common Stock having a value of $50,000 on the transition date. Accordingly, Mr. Koppelman received 15,151 service-period based RSUs which were to vest 100% in September 2012. The vesting and

forfeiture of Mr. Koppelman's equity awards in connection with his employment agreement are reflected in the tables presented previously in this Note 9, *Income Taxes*. Additionally, Mr. Koppelman received price-based RSUs which consisted of the contingent right to receive 100,000 shares of Class A Common Stock, of which 50,000 RSUs would vest at such time as the trailing average closing price of the Class A Common Stock has been at least $6, and an additional 50,000 RSUs will vest at such time as such trailing average has been at least $8. To the extent vested, the RSUs would settle on December 31, 2012 or, if earlier, Mr. Koppelman's termination of service as a Board member. On April 2, 2012, the Company and Mr. Koppelman entered into an amended and restated services agreement ("2012 Services Agreement") which provided for Mr. Koppelman's participation as a member of the Board and as Non-Executive Chairman to terminate effective May 23, 2012. The 2012 Services Agreement agreement further provided that Mr. Koppelman would serve as an advisor to the Board through December 31, 2012. In June 2012, and in consideration for his services under this agreement, Mr. Koppelman received a fee of $10,000, consisting of $7,500 in cash, as well as shares of the Company's Class A Common Stock having a value of $2,500. The 2012 Services Agreement further provided that the price-based RSUs awarded under the 2011 Services Agreement would remain outstanding under the 2012 Services Agreement. As of December 31, 2012, these awards did not vest and were terminated. The 15,151 service-period based RSUs awarded in connection with the 2011 Services Agreement were forfeited on May 23, 2012 and replaced with an award of 15,151 service-period based RSUs which vested 100% on September 15, 2012. Non-cash equity compensation expense of approximately $0.1 million and $0.04 million was recorded during 2012, and 2011, respectively, related to the price-based awards.

During 2006, the Company issued a warrant to a non-employee to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During 2007, the warrant vested with respect to one-half the shares and was exercised on a cashless basis, pursuant to which the recipient acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Class A Common Stock of $19.98, the day prior to exercise. The balance of this warrant vested later in 2007 and remained outstanding as of December 31, 2011. The warrant expired in March 2012.

9. INCOME TAXES

The Company follows ASC Topic 740, Income Taxes ("ASC 740"). Under the asset and liability method of ASC 740, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. ASC 740 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $88.9 million against certain deferred tax assets as of December 31, 2012. In addition, the Company has recorded a net deferred tax liability of $7.1 million which is primarily attributable to differences between the financial statement carrying amounts of past acquisitions of certain indefinite-lived intangible assets and their respective tax bases. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized. The Company considered all income sources, including other comprehensive income, in determining the amount of tax recorded. During the three years ended December 31, 2012, we did not record a current income tax provision for U.S. Federal income tax purposes since our deferred tax assets are fully reserved by a valuation allowance.

The provision for income taxes consist of the following for 2012, 2011, and 2010:

(in thousands)	2012	2011	2010
Current Income Tax (Expense) Benefit			
Federal	$ —	$ —	$ —
State and local	(107)	29	(236)
Foreign	(252)	(262)	(154)
Total current income tax expense	(359)	(233)	(390)
Deferred Income Tax Expense			
Federal	(1,061)	(1,149)	(1,133)
State and local	(182)	(198)	(194)
Total deferred income tax expense	(1,243)	(1,347)	(1,327)
Income tax provision	$ (1,602)	$ (1,580)	$ (1,717)

A reconciliation of the federal income tax provision at the statutory rate to the effective rate for 2012, 2011, and 2010 is as follows:

(in thousands)	2012	2011	2010
Computed tax benefit at the federal statutory rate of 35%	$ 19,069	$ 4,879	$ 2,757
State income taxes, net of federal benefit	(57)	(50)	(130)
Non-deductible compensation	(537)	(30)	(532)
Non-deductible expense	(131)	(132)	(156)
Non-deductible goodwill impairment	(15,490)	—	—
Tax on foreign income	(252)	(262)	(154)
Valuation allowance	(4,186)	(6,090)	(3,681)
Other	(18)	105	179
Income tax provision	$ (1,602)	$ (1,580)	$ (1,717)
Effective tax rate	2.9%	11.3%	21.8%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012 and 2011 were as follows:

(in thousands)	2012	2011
Deferred Tax Assets		
Provision for doubtful accounts	$ 1,020	$ 955
Accrued rent	1,748	1,688
Reserve for newsstand returns	139	52
Accrued compensation	11,161	9,620
Deferred revenue	1,165	131
NOL/credit carryforwards	59,868	56,777
Depreciation	6,071	5,778
Amortization of intangible assets	7,756	8,987
Other	242	482
Total deferred tax assets	89,170	84,470
Deferred Tax Liabilities		
Prepaid expenses	(293)	(624)
Amortization of intangible assets	(7,117)	(5,874)
Total deferred tax liabilities	(7,410)	(6,498)
Valuation allowance	(88,877)	(83,846)
Net Deferred Tax Liability	$ (7,117)	$ (5,874)

At December 31, 2012, the Company had aggregate federal net operating loss carryforwards of $124.5 million (before-tax), which will be available to reduce future taxable income through 2032, with the majority expiring in years 2024 and 2025. The Company had federal and state tax credit carryforwards of $3.2 million which begin to expire in 2014. To the extent the Company achieves positive net income in the future, the net operating loss and credits carryforwards may be utilized and the Company's valuation allowance will be adjusted accordingly.

ASC 740 further establishes guidance on the accounting for uncertain tax positions. As of December 31, 2012, the Company had an ASC 740 liability balance of $0.07 million. Of this amount, $0.05 million represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $0.02 million is interest. The Company treats interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. For both years, December 31, 2012 and December 31, 2011, the Company recorded $0.02 million of accrued interest and penalties in the consolidated balance sheets. Following is a reconciliation of the Company's total gross unrecognized tax benefits for 2012 and 2011.

(in thousands)	2012	2011
Gross balance at January 1	$ 50	$ 213
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	16
Reductions for tax positions of prior years	—	—
Settlements	—	(179)
Reductions due to lapse of applicable statute of limitations	—	—
Gross balance at December 31	50	50
Interest and penalties	22	22
Balance including interest and penalties at December 31	$ 72	$ 72

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2005 and state examinations for the years before 2003. The Company does not anticipate that the liability will change significantly over the next 12 months.

10. RELATED PARTY TRANSACTIONS

In April 2009, the Company entered into an amended and restated employment agreement (the "2009 Employment Agreement") with Martha Stewart which replaced the existing agreement between the Company and Ms. Stewart that was scheduled to expire in September 2009. During the term of the 2009 Employment Agreement, Ms. Stewart is entitled to talent compensation of $2.0 million per year. In addition, she is entitled to an annual bonus in an amount determined by the Compensation Committee, with a target bonus equal to $1.0 million and a maximum annual bonus of 150% of the target amount. Separately, Ms. Stewart's compensation includes a portion of personnel costs paid by the Company for individuals performing work on her behalf. The agreement was scheduled to expire in March 2012. In March 2012, the 2009 Employment Agreement was extended to June 30, 2012 to allow for additional time to negotiate a new agreement. The remaining terms of the agreement were unaffected.

In July 2012, the Company and Ms. Stewart agreed to extend the term of the 2009 Employment Agreement until June 30, 2017, rather than expiring on June 30, 2012. Pursuant to that extension, the parties agreed to negotiate mutually acceptable adjustments to the terms of the 2009 Employment Agreement to take effect at July 1, 2013 (or such earlier date as the parties may agree). Under the extension letter, if the parties do not reach an agreement regarding mutually acceptable adjustments to her employment agreement, the Company can choose to have the 2009 Employment Agreement continue in effect through June 30, 2017 or to allow it to lapse at June 30, 2013.

The extension letter changes Ms. Stewart's previous title of Founder and Chief Editorial, Media and Content Officer to Founder and Chief Creative Officer. It also provides that no additional compensation is payable to her in connection with new television programming after June 30, 2012, unless it would require Ms. Stewart to provide services, as a performer, in excess of the commitment previously required with respect to *The Martha Stewart Show*. References in Section 5(b) (Annual Bonus) of the employment agreement to fiscal year 2012 have been modified to refer to the fiscal year in which the term of the employment agreement lapses.

The Company is also party to an intangible asset license agreement (the "IAL agreement") with Lifestyle Research Center, LLC ("LRC") (formerly known as MS Real Estate Management Company), an entity owned by Martha Stewart. Pursuant to the IAL, the Company pays an annual fee of $2.0 million to LRC for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement.

In July 2012, the parties agreed to extend the IAL agreement, between the Company and LRC, until June 30, 2013, rather than expiring on September 30, 2012. If the Company chooses to allow the 2009 Employment Agreement to continue in effect after June 30, 2013, the IAL will be automatically extended until June 30, 2017.

LRC is responsible, at its expense, to maintain and landscape the properties in a manner consistent with past practices; provided, however, that the Company is responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and must reimburse LRC for up to $0.1 million of approved and documented household expenses. In 2012, the Company reimbursed LRC $0.03 million for approved and documented household expenses. In each of the years ended December 31, 2011 and 2010, the Company reimbursed LRC $0.1 million for these expenses.

The Company also reimbursed LRC for certain costs borne by LRC associated with various Company business activities which were conducted at properties covered by the IAL. During 2012 and 2010, the Company reimbursed LRC $0.03 million and $0.1 million for these. During 2011, reimbursements for these costs were insignificant.

On February 28, 2001, the Company entered into a Split-Dollar Agreement with Martha Stewart and The Martha Stewart Family Limited Partnership (the "MS Partnership") under which the Company agreed to pay a significant portion of the premiums on whole life policies insuring Ms. Stewart. The policies were owned by and benefited the MS Partnership. Due to uncertainty as to whether such arrangements constituted prohibited loans to executive officers and directors after the enactment of the Sarbanes-Oxley Act in 2002, the Split-Dollar Agreement was amended so that the Company would not be obligated to make further premium payments after 2002.

Because the intent of the agreement was frustrated by the enactment of Sarbanes-Oxley and so that the parties could realize the existing cash surrender value of the policies rather than risking depleting the future surrender value, the Company, Ms. Stewart and the MS Partnership terminated the Split-Dollar Agreement, as amended, effective November 9, 2009. In connection with the termination, the MS Partnership agreed to surrender and cancel the policies subject to the Split-Dollar Agreement for their cash surrender value as of such date. As part of the arrangement, the Company reimbursed the MS Partnership approximately $0.3 million for the premiums paid towards the policies (which amount, if determined to be taxable, would be subject to a tax gross-up).

Related party compensation expense includes salary, bonus and non-cash equity compensation as determined under ASC Topic 718. Alexis Stewart, the daughter of Ms. Stewart, is a beneficial owner of more than 10% of the Company's stock. She has been employed by the Company and has served as a co-host of a Company television show and a co-host of a Company radio show. The Company paid Alexis Stewart aggregate compensation of $0.03 million, $0.3 million and $0.4 million in 2012, 2011 and 2010, respectively. The Company has also employed certain other members of Ms. Stewart's and Mr. Koppelman's family. Aggregate compensation for these employees was $0.4 million in 2012 and $0.7 million in each of 2011 and 2010.

In 2011 and 2010, the Company made charitable contributions of $0.03 million and $0.02 million, respectively, to a foundation with which Ms. Stewart is affiliated.

As of December 31, 2012, J.C. Penney holds an approximate 16.4% investment in the Company's total Class A and Class B Common Stock outstanding. The Company derives revenues from J.C. Penney, inclusive of design fees, advertising, television sponsorship and creative services. For the year ended December 31, 2012, the Company recorded revenues earned from J.C. Penney of $8.1 million. As of December 31, 2012, the total accounts receivable from J.C. Penney was $0.7 million.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2012 the Company leased office facilities, filming locations, and equipment under operating lease agreements. The Company vacated its television production facilities at 221 West 26th Street and its executive and administrative office for television production at 226 West 26th Street at the end of the second quarter of 2012. Leases for the Company's other offices and facilities expire between 2015 and 2018, and some of these leases are subject to the Company's renewal. Total rent expense charged to operations for all such leases, inclusive of the Company's television production facilities and television administrative offices, was approximately $12.3 million, $13.5 million and $14.0 million for 2012, 2011, and 2010, respectively, net of sublease income of $0.7 million, $1.3 million and $1.3 million in 2012, 2011 and 2010, respectively. Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

The following is a schedule of future minimum payments under operating leases at December 31, 2012. The table includes total minimum lease payment commitments which include rent and other charges:

(in thousands)	Operating Lease Payments	Sublease Income	Net Operating Lease Payments
2013	$ 9,113	$ 415	$ 8,698
2014	7,941	429	7,512
2015	8,147	434	7,713
2016	7,918	439	7,479
2017	8,118	—	8,118
Thereafter	720	—	720
Total	$ 41,957	$ 1,717	$ 40,240

Note: Operating lease obligations are shown net of sublease income in this table.

Legal Matters

On January 23, 2012, Macy's Inc. and Macy's Merchandising Group, Inc. filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York titled Macy's, Inc. and Macy's Merchandising Group, Inc. v. Martha Stewart Living Omnimedia, Inc. In such lawsuit, the Macy's plaintiffs claim that the Company's planned activities under the Company's commercial agreement with J.C. Penney materially breach the agreement between the Company and Macy's Merchandising Group, Inc. dated April 3, 2006. The Macy's plaintiffs seek a declaratory judgment, preliminary and permanent injunctive relief, and incidental and other damages. The Court entered a preliminary injunction on July 31, 2012 which limited the Company's activities with J.C. Penney in certain respects. In November 2012, the Macy's plaintiffs amended their complaint to assert a second claim which alleges additional breaches of the Agreement. In January 2013, the lawsuit was consolidated with an action titled Macy's Inc. and Macy's Merchandising Group, Inc. v. J.C. Penney Corporation, Inc. The trial of the consolidated cases began on February 20, 2013 and is currently ongoing. The Company believes that it has meritorious defenses to the claims made by the Macy's plaintiffs, and the Company is vigorously defending such claims. Litigation costs in this matter are significant.

The Company is party to legal proceedings in the ordinary course of business, including product liability claims for which the Company is indemnified by its licensees. Other than Macy's, none of these proceedings is deemed material.

Other

See Note 6, *Credit Facilities*, for discussion of the Company's line of credit with Bank of America.

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except share and per share data)

Year ended Year ended December 31, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 49,831	$ 47,884	$ 43,549	$ 56,363	$ 197,627
Operating (loss)/income	(4,182)	(2,885)	(50,689)	1,360	(56,396)
Net (loss)/income	$ (3,613)	$ (2,704)	$ (50,878)	$ 1,110	$ (56,085)
(Loss)/earnings per share—basic and diluted	$ (0.05)	$ (0.04)	$ (0.76)	$ 0.02	$ (0.83)
Weighted average common shares outstanding					
Basic	67,065,741	67,224,593	67,271,211	67,330,288	67,231,463
Diluted	67,065,741	67,224,593	67,271,211	67,621,961	67,231,463

Year ended Year ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 52,675	$ 54,860	$ 52,204	$ 61,694	$ 221,433
Operating loss	(6,776)	(2,486)	(9,294)	(38)	(18,594)
Net (loss)/income	$ (7,077)	$ (2,938)	$ (9,701)	$ 4,197	$ (15,519)
(Loss)/earnings per share—basic and diluted	$ (0.13)	$ (0.05)	$ (0.18)	$ 0.07	$ (0.28)
Weighted average common shares outstanding					
Basic	54,715,573	54,765,846	54,989,823	59,014,889	55,880,896
Diluted	54,715,573	54,765,846	54,989,823	59,605,829	55,880,896

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share. For the year ended December 31, 2012, the non-cash goodwill impairment charge amounted to $0.66 per share.

Fourth Quarter 2012 Items:

Results include restructuring charges of approximately $3.5 million. Restructuring charges include employee severance and other employee-related termination costs, as well as recruiting costs.

Fourth Quarter 2011 Items:

Results include an approximate $1.3 million non-cash impairment charge related to a previously acquired television content library, a gain on sale of a cost-based investment of approximately $7.6 million, and other-than-temporary loss charges on cost-based investments of approximately $2.7 million.

13. INDUSTRY SEGMENTS

The Company is an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products.

The Company's business segments are Publishing, Merchandising and Broadcasting. The Publishing segment primarily consists of the Company's operations related to its magazines (*Martha Stewart Living*, *Martha Stewart Weddings*, *Everyday Food*, *Whole Living* and special interest publications) and books, as well as its digital operations which includes the content-driven website, *marthastewart.com*. As part of the Company's restructuring announced in November 2012, *Everyday Food* ceased publication as a stand-alone title with its December 2012 issue and *Whole Living* was discontinued after its January/February 2013 issue. The Merchandising segment consists of the Company's operations related to the design and branding of merchandise and related collateral and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income. The Broadcasting segment has consisted of the Company's television production operations and its satellite radio operations. While certain revenue derived from the provision of talent services was included in the Broadcasting segment in 2012 and prior years, the Company is now recording, beginning in 2012, new agreements for talent services in our Merchandising segment. In 2012, the Company significantly restructured its Broadcasting segment, which included the termination of the Company's live audience television production operations. The Company expects that the

operations of this segment in 2013 and beyond will consist of television content library licensing, satellite radio operations and limited television production operations. While future revenues and assets from these operations are not expected to be significant, the Company plans to continue reporting activities under the Broadcasting segment to provide historical context.

The accounting policies for the Company's business segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*. Segment information for 2012, 2011, and 2010 is as follows:

(in thousands)	Publishing	Merchandising	Broadcasting	Corporate	Consolidated
2012					
Revenues	$ 122,540	$ 57,574	$ 17,513	$ —	$ 197,627
Non-cash equity compensation *	(587)	(455)	(50)	(2,715)	(3,807)
Depreciation and amortization	(742)	(52)	(388)	(2,825)	(4,007)
Restructuring charges *	(1,971)	(81)	(816)	(1,943)	(4,811)
Goodwill impairment	(44,257)	—	—	—	(44,257)
Operating (loss) / income	(62,029)	39,477	2,354	(36,198)	(56,396)
Total assets	31,232	87,213	19,619	16,196	154,260
Capital expenditures	236	105	41	932	1,314
2011					
Revenues	$ 140,857	$ 48,614	$ 31,962	$ —	$ 221,433
Non-cash equity compensation *	(682)	(224)	(67)	(4,523)	(5,496)
Depreciation and amortization	(774)	(32)	(470)	(2,702)	(3,978)
Restructuring charges *	(828)	(13)	(600)	(3,675)	(5,116)
Operating (loss) / income	(6,464)	29,972	(4,740)	(37,362)	(18,594)
Total assets	83,769	81,199	28,352	22,800	216,120
Capital expenditures	1,221	7	32	1,619	2,879
2010					
Revenues	$ 145,573	$ 42,806	$ 42,434	$ —	$ 230,813
Non-cash equity compensation	(552)	(803)	(230)	(3,816)	(5,401)
Depreciation and amortization	(1,127)	(43)	(878)	(2,584)	(4,632)
Operating income/(loss)	2,650	25,001	(1,578)	(34,736)	(8,663)
Total assets	91,914	73,659	39,092	17,649	222,314
Capital expenditures	815	10	843	3,039	4,707

* As disclosed on the Company's consolidated statements of cash flows, total non-cash equity compensation expense was $3.9 million and $5.0 million in 2012 and 2011, respectively. Included in non-cash equity compensation expense in 2012 and 2011 were net charges to expense of approximately $0.1 million and reversals of expense of approximately $0.5 million, respectively, which were generated in connection with restructuring activities. Accordingly, these amounts are reflected as restructuring charges in the Company's 2012 and 2011 consolidated statements of operations. See Note 14, *Restructuring charges* for further information.

14. RESTRUCTURING CHARGES

The Company incurred restructuring charges of approximately $ 4.8 million and $5.1 million in 2012 and 2011, respectively. In 2012, the Company incurred restructuring charges associated with significant changes in its Broadcasting and Publishing businesses, as described in Note 13, *Industry Segments*. The restructuring charges primarily consisted of employee severance and other employee-related termination costs. In addition, the Company also incurred restructuring charges in 2012 related to the departure of our President and Chief Executive Officer, as further discussed in Note 16, *Subsequent Events*. Restructuring charges for 2012 include net non-cash compensation expense charges of approximately $0.1 million. Of the approximate $4.8 million charged to restructuring expense in 2012, approximately $3.2 million remains payable as of

December 31, 2012. In 2011, the Company incurred restructuring charges associated with the installation of a new executive management team and the implementation of their strategic vision. For 2011, restructuring charges include non-cash equity compensation expense reversals of approximately $0.5 million.

15. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

Total revenues from the Company's three business segments were $197.6 million, $221.4 million and $230.8 million in 2012, 2011 and 2010, respectively. Revenues from domestic sources were $187.4 million, $211.6 million and $224.3 million in 2012, 2011 and 2010, respectively. Revenues from foreign sources were $10.2 million, $9.8 million and $6.5 million in 2012, 2011 and 2010, respectively.

Advertising expense, including subscription acquisition costs, was $9.5 million, $15.3 million and $14.3 million for 2012, 2011, and 2010, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization, impairment charges and restructuring charges, which are shown separately within "Operating Costs and Expenses."

Interest paid in 2012 was inconsequential. In 2011 and 2010, the Company paid interest of $0.3 million and $0.5 million, respectively, which was predominantly related to the Company's loan with Bank of America that it paid off in December 2011.

Income taxes paid in 2012, 2011 and 2010 were $0.5 million, $0.6 million and $0.5 million, respectively.

16. SUBSEQUENT EVENTS

Line of Credit

On January 11, 2013, the Company amended its line of credit agreement with Bank of America. The amendment primarily served to extend the facility and reduce the existing commitment from $25.0 million to $10.0 million. See Note 6, *Credit Facilities*, for further discussion of the Company's line of credit with Bank of America.

Legal Matters

See Note 11, *Commitments and Contingencies*, specifically under *Legal Matters*, for discussion of litigation initiated subsequent to December 31, 2012.

Other

Lisa Gersh, the Company's former President and Chief Executive Officer, stepped down from her position on February 7, 2013. Mr. Daniel Taitz, the Company's Chief Administrative Officer and General Counsel, will act as interim principal executive officer until a new chief executive officer has been named. Expenses related to Ms. Gersh's departure were recorded in the three month period ended December 31, 2012 as Corporate restructuring charges. See Note 14, *Restructuring Charges*, for further information.

MARTHA STEWART LIVING OMNIMEDIA, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Revenues, Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	(Deductions) Charged to Revenues, Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2012	$ 1,630	$ 997	$ (109)	$ (901)	$ 1,617
2011	1,502	1,196	(334)	(734)	1,630
2010	1,351	773	(144)	(478)	1,502
Reserve for audience underdelivery:					
Year ended December 31,					
2012	$ —	$ —	$ —	$ —	$ —
2011	—	—	—	—	—
2010	2,857	2,065	(3,605) *	(1,317)	—
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2012	$ 83,846	$ 5,031	$ —	$ —	$ 88,877
2011	76,963	6,883	—	—	83,846
2010	73,282	3,681	—	—	76,963

* The reserve for audience underdelivery represented the amounts payable due to audience underdelivery for seasons 5 and prior of *The Martha Stewart Show* under the Company's syndication agreement with NBC. Beginning in September 2010, pursuant to a new agreement with the Hallmark Channel, the Company no longer sold advertising spots for seasons 6 and 7 of *The Martha Stewart Show*. Accordingly, with no related accounts receivable for the gross sales of advertising, as of the year ended December 31, 2010, the Company reclassified the remaining reserve for audience underdelivery to an accrued liability account. The Company's policy is to release any reserves/liabilities for audience underdelivery two years after the completion of a television season.

EXHIBIT INDEX

Exhibit Number		Exhibit Title
3.1	—	Martha Stewart Living Omnimedia, Inc. Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, file number 333-84001 (the "Registration Statement")).
3.1.1	—	Certificate of Designations of the Series A Preferred Stock of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Current Report on Form 8-K/A (file number 001-15395) filed on December 13, 2011).
3.2	—	Third Amended and Restated By-Laws of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (file number 001-15395) filed on March 16, 2012).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 (the "September 2006 10-Q")).
4.2	—	Investor Rights Agreement dated as of December 6, 2011 by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999 (the "1999 10-K")).
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2000).
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K (file number 001-15395) filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement).
10.4†	—	Director Compensation Program (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2011 (the "2011 10-K")).
10.5†	—	Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2011 ("September 2011 10-Q")), as amended by Exhibit 10.5.1.
10.5.1†	—	Amendment dated as of September 15, 2011 to the Amended and Restated Employment Agreement, dated as of July 26, 2011, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our September 2011 10-Q).

Exhibit Number		Exhibit Title
10.6	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.6.1 and 10.6.2.
10.6.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our 1999 10-K).
10.6.2	—	Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).
10.9†	—	Amended and Restated Employment Agreement, dated as of April 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the Quarter ended March 31, 2009 ("March 2009 10-Q")).
10.10	—	Intangible Asset License Agreement, dated as of June 13, 2008, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008), as amended by Exhibits 10.10.1 and 10.10.2.
10.10.1	—	First Amendment, dated as of December, 2008, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008 (incorporated by reference to Exhibit 10.11.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2009 (the "2009 10-K")).
10.10.2	—	Second Amendment, dated as of February 8, 2010, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008, as amended (incorporated by reference to Exhibit 10.11.2 to the 2009 10-K).
10.10.3	—	Letter Agreement, dated as of July 9, 2012, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2012 ("September 2012 10-Q")).
10.12†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).
10.13†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.14	—	Warrant Registration Rights Agreement, dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September 2006 10-Q).
10.15†	—	Amended and Restated Services Agreement, dated as of April 2, 2012, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our March 2012 10-Q).
10.16	—	Publicity Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.17.1	—	Amended and Restated Loan Agreement, dated as of February 14, 2012, between Bank of America, N.A. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2012 ("March 2012 10-Q")).

Exhibit Number		Exhibit Title
10.17.2*	—	Amendment, dated January 11, 2013 to the Amended and Restated Loan Agreement, dated as of February 14, 2012, between Bank of America, N.A. and Martha Stewart Living Omnimedia, Inc.
10.18	—	Security Agreement, dated as of July 31, 2008, among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our September 2008 10-Q), as amended by Exhibits 10.18.1, 10.18.2, and 10.17.1.
10.18.1	—	Waiver and Omnibus Amendment No. 1, dated as of June 18, 2009, to Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2009).
10.18.2	—	Amendment No. 2, dated as of August 7, 2009, to Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., Emeril Acquisition Sub LLC and Bank of America, (incorporated by reference to Exhibit 10.2 to our September 2009 10-Q).
10.19	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions-Home, Inc., MSLO Productions-EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q), as reaffirmed by Exhibit 10.22.1.
10.19.1	—	Reaffirmation of Guaranty, dated as of August 7, 2009, executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc. MSLO Productions Home, Inc. MSLO Productions-EDF, Inc and Flour Productions, Inc. (incorporated by reference to Exhibit 10.3 to our September 2009 10-Q).
10.20	—	Registration Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.21†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2008 (the "2008 10-K")).
10.22†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.23†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.24†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to our March 2011 10-Q).
10.25†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement for Directors (incorporated by reference to Exhibit 10.2 to our March 2011 10-Q).
10.26†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.27†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.28†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).

Exhibit Number		Exhibit Title
10.29†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 12, 2009).
10.30†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.31†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).
10.32†	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the Company's proxy statement filed in respect of its 2005 annual meeting of stockholders, dated as of April 7, 2005).
10.33†	—	Form of Martha Stewart Living Omnimedia, Inc. Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.1 to our June 2011 10-Q).
10.34†	—	Employment Agreement, dated as of May 24, 2011, between Martha Stewart Living Omnimedia, Inc. and Lisa Gersh (incorporated by reference to Exhibit 10.3 to our June 2011 10-Q).
10.35†	—	Employment Agreement, dated as of September 6, 2011, between Martha Stewart Living Omnimedia, Inc. and Kenneth P. West (incorporated by reference to Exhibit 10.4 to our September 2011 10-Q).
10.36†	—	Employment Agreement, dated as of August 22, 2011, between Martha Stewart Living Omnimedia, Inc. and Daniel Taitz (incorporated by reference to Exhibit 10.36 of our 2011 10-K).
10.37	—	Securities Purchase Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J.C. Penney Corporation, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D (file number 001-15395) filed by J.C. Penney Company, Inc. on December 16, 2011).
10.38†	—	Separation Agreement and General Release, dated as of September 13, 2011, between Martha Stewart Living Omnimedia, Inc. and Peter Hurwitz (incorporated by reference to Exhibit 10.5 to our September 2011 10-Q).
10.39+	—	JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.39 to our 2011 10-K), as amended by Exhibits 10.39.1 and 10.39.2.
10.39.1	—	First Amendment, dated as of January 4, 2012, to the JCP/MSLO Agreement, dated as of December 6, 2011, by and between J.C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.39.1 of our 2011 10-K).
10.39.2	—	Second Amendment, dated as of July 11, 2012, to the JCP/MSLO Agreement, dated as of December 6, 2011, by and between J. C. Penney Corporation, Inc. and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.2 to our September 2012 10-Q).
10.40	—	Letter Agreement, dated as of March 30, 2012, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.3 of our March 2012 10-Q).
10.41	—	Letter Agreement dated December 19, 2012 between the Company and Lisa Gersh (incorporated by reference to Exhibit 99.2 to our Current Report on Form 8-K (file number 001-15395) filed on December 19, 2012).

Exhibit Number		Exhibit Title
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Principal Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	—	XBRL Instance Document
101.SCH**	—	XBRL Taxonomy Extension Schema Document
101.CAL**	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	—	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	—	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates management contracts and compensatory plans.

+ Indicates that confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

* Indicates filed herewith.

** In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

EXHIBIT 10.17.2

AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT

AMENDMENT, dated as of January 11, 2013 (this "Amendment"), to the AMENDED AND RESTATED LOAN AGREEMENT, dated as of February 14, 2012 (the "Loan Agreement"), between Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Borrower"), and BANK OF AMERICA, N.A. (the "Bank").

The parties desire to amend the Loan Agreement.

Therefore, in consideration of the premises and the agreements herein, the Borrower hereby agrees with the Bank as follows:

1. Definitions. All terms used herein which are defined in the Loan Agreement and not otherwise defined herein are used herein as defined therein.

2. Amendments.

(a) The definition of "Expiration Date" contained in the Loan Agreement is hereby amended and restated as follows: " Expiration Date" means June 12, 2013."

(b) The second sentence of Section 2.1(a) of the Loan Agreement is hereby amended and restated as follows:

"The amount of the Facility (the "Commitment") is Ten Million Dollars ($10,000,000.00)."

3. Representations and Warranties. The Borrower hereby represents and warrants to the Bank as follows:

(a) The representations and warranties made by the Borrower in the Loan Agreement and in each other Loan Document delivered by the Borrower are true and correct on and as of the date hereof as though made on and as of the date hereof (except to the extent such representations and warranties expressly relate to an earlier date).

(b) The Borrower has all requisite power and authority to execute, deliver and perform this Amendment and to perform the Loan Agreement, as amended hereby.

(c) The execution, delivery and performance by the Borrower of this Amendment, and the performance by the Borrower of the Loan Agreement, as amended hereby, (i) do not and will not contravene any law or any contractual restriction binding on or affecting the Borrower or any of the Borrower's properties, and (ii) do not and will not result in or require the creation of any lien, security interest or other charge

---

or encumbrance upon or with respect to any of Borrower's properties, other than in favor of the Bank.

(d) The Loan Agreement, as amended hereby, constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

4. Continued Effectiveness of the Loan Agreement. Except as otherwise expressly provided herein, the Loan Agreement and the other Loan Documents are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects except that on and after the date hereof, all references in the Loan Agreement to "this Agreement", "hereto", "hereof", "hereunder" or words of like import referring to the Loan Agreement shall mean the Loan Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

6. Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ Kenneth P. West
Name: Kenneth P. West
Title: EVP & CFO

BANK OF AMERICA, N.A.

By: /s/ Jane Heller
Name: Jane R. Heller
Title: Managing Director

EXHIBIT 21

List of Subsidiaries

Name	State/Country of Incorporation
MSO IP Holdings, Inc.	California
Martha Stewart, Inc.	Connecticut
Body & Soul Omnimedia, Inc.	Delaware
MSLO Productions, Inc.	Delaware
MSLO Productions — Home, Inc.	Delaware
MSLO Productions — EDF, Inc.	Delaware
Flour Productions, Inc.	Delaware
MSLO Shared IP Sub, LLC	Delaware
MSLO Emeril Acquisition Sub, LLC	Delaware
Emeril Primetime Music, Inc.	Delaware
Emeril Primetime Productions, Inc.	Delaware
Good Thing Productions, Inc.	Delaware
Martha Stewart International Holdings C.V	The Netherlands
Martha Stewart International IP B.V.	The Netherlands

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-138515) of Martha Stewart Living Omnimedia, Inc.;

(2) Registration Statement (Form S-8 Nos. 333-89263, 333-90118, 333-138518 and 333-151068) pertaining to the compensation plans of Martha Stewart Living Omnimedia, Inc.;

of our reports dated March 1, 2013, with respect to the consolidated financial statements and schedule of Martha Stewart Living Omnimedia, Inc. and the effectiveness of internal control over financial reporting of Martha Stewart Living Omnimedia, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

New York, New York
March 1, 2013

EXHIBIT 31.1

Certification

I, Daniel Taitz, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2013

/s/ Daniel Taitz

Chief Administrative Officer and General Counsel

(Interim principal executive officer)

EXHIBIT 31.2

Certification

I, Kenneth P. West, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2013

/s/ Kenneth P. West

Chief Financial Officer

(principal financial officer)

EXHIBIT 32

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 1, 2013

/s/ Daniel Taitz
Daniel Taitz
Chief Administrative Officer and General Counsel

(Interim principal executive officer)

Dated: March 1, 2013

/s/ Kenneth P. West
Kenneth P. West
Cheif Financial Officer
(principal financial officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
601 West 26th Street, New York, New York	**10001**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 827-8000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 29, 2012, was $96,463,676.*

* Excludes 12,057,513 shares of our Class A Common Stock, and 25,984,625 shares of our Class B Common Stock, held by directors, officers and 10% stockholders, as of June 30, 2012. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of February 26, 2013
41,195,945 shares of Class A Common Stock
25,984,625 shares of Class B Common Stock

Documents Incorporated by Reference.
None

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this "Form 10-K/A") to the Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (referred to as "MSO", "we", "us", "our" or the "Company") for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission ("SEC") on March 1, 2013 (the "Original 10-K") is being filed solely for the purpose of including the information required by Part III of Form 10-K. The Company, which usually holds its Annual Meeting in May, no longer anticipates filing its definitive proxy statement within 120 days of its fiscal year ended December 31, 2012. Therefore, such information will not be incorporated by reference to the Company's definitive proxy statement for the 2013 Annual Meeting of Stockholders. Thus, Part III, Items 10-14, of the Company's Original 10-K are hereby amended and restated in their entirety.

As required by Rule 12b-15, in connection with this Form 10-K/A, the Company's Chief Executive Officer and Chief Financial Officer are providing Rule 13a-14(a) certifications as included herein.

Except as described above, this Form 10-K/A does not modify or update disclosure in, or exhibits to, the Original 10-K. Furthermore, this Form 10-K/A does not change any previously reported financial results, nor does it reflect events occurring after the date of the Original 10-K. Information not affected by this Form 10-K/A remains unchanged and reflects the disclosures made at the time the Original 10-K was filed.

The Company's 2013 Annual Meeting of Stockholders will be held Tuesday, August 27, 2013 at 9:00 a.m., Eastern Time. The Company will be hosting the Annual Meeting live via the Internet.

TABLE OF CONTENTS

PART III

Item 10. Directors, Executive Officers and Corporate Governance	4
Item 11. Executive Compensation	11
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	27
Item 13. Certain Relationships and Related Transactions, and Director Independence	29
Item 14. Principal Accountant Fees and Services	34

PART IV

Item 15. Exhibits, Financial Statements and Schedules	36
Signatures	37

Item 10. Directors, Executive Officers and Corporate Governance.

DIRECTORS OF THE COMPANY

The Board of Directors (the "Board") currently consists of six members. Each director was elected to serve for a one-year term, which expires on the date of the 2013 Annual Meeting.

Charlotte Beers – Director, age 77. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. Ms. Beers served as the Under Secretary for Public Diplomacy and Public Affairs under Secretary of State, Colin Powell, from October 2001 until March 2003. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus from April 1997 to March 1999 and Chairman from April 1992 to April 1997 of Ogilvy & Mather Worldwide, Inc. Prior to that, she was Chief Executive Officer of Ogilvy & Mather from April 1992 to September 1996. We believe Ms. Beers' qualifications to serve on our Board include her experience and leadership roles in the advertising business, as well as her leadership role in government.

Frederic Fekkai – Director, age 54. Mr. Fekkai has served as one of our directors since July 2009. Mr. Fekkai is the founder of Fekkai, the luxury hair care product company, which was launched in 1995. The Fekkai brand was purchased by Procter & Gamble in 2008, and Mr. Fekkai continues to play a strategic role at the company as Founder and Brand Architect. We believe Mr. Fekkai's qualifications to serve on our Board include his experience as an entrepreneur, as well as his experience in merchandising, consumer advertising and marketing.

Arlen Kantarian – Director, age 60. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working at the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment and Radio City Music Hall, serving from 1988 to 1998. Mr. Kantarian also served as a Vice President, Marketing for the National Football League from 1981 to 1988. We believe Mr. Kantarian's qualifications to serve on our Board include his experience and leadership roles in companies engaged in the entertainment, media, television and merchandising businesses.

William Roskin – Director, age 70. Mr. Roskin has served as one of our directors since October 2008. In 2009, Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom, Inc. as the senior executive in charge of the human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976. Within the past five years, Mr. Roskin has also served on the boards of Ritz Interactive, Inc. (2005-2010), ION Media Networks, Inc. (2006-2009) and Media and Entertainment Holdings, Inc. (2006-2008). We believe Mr. Roskin's qualifications to serve on our Board include his experience and leadership roles in media, as well as his specialty in human resources and executive compensation.

Margaret Smyth – Director, age 49. Ms. Smyth has served as one of our directors since January 2012. Ms. Smyth is a skilled global business executive who is the Vice President of Finance for Consolidated Edison, Inc. Prior to this, Ms. Smyth served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of United Technologies Corp., from October 2010 to June 2011. Prior to that, she served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010. Ms. Smyth served as Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth has previously held financial leadership positions at Deloitte & Touche and Arthur Andersen. In addition, she currently serves on the Board of Directors of Vonage Holdings Corporation and is a member of the IFRS Interpretations Committee, IASB in London. We believe Ms. Smyth's qualifications to serve on our Board include her financial background and her history of leadership roles at global public companies and accounting firms.

Martha Stewart, Non-Executive Chairman of the Board, Founder and Chief Creative Officer, age 71. Ms. Stewart has served as one of our directors since September 2011 and was elected Non-Executive Chairman of the Board in May 2012. In addition, Ms. Stewart became the Company's Chief Creative Officer in 2012, a role she previously held from 2003 to 2004. In 2010, the Board appointed Ms. Stewart Chief Editorial, Media and Content Officer. Ms. Stewart previously served as Chairman of the Board from the Company's creation in 1996 until June 2003 when she resigned as a director. She also served as Chief Executive Officer from 1996 until 2003. In March 2004, she resigned and assumed the position of Founder, a non-officer position. In 2004, she was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding and making false statements to federal investigators in connection with the personal sale of

non-Company stock. In 2006, Ms. Stewart settled insider trading charges with the SEC related to that same sale and accepted penalties that included a five-year ban from serving as a director of a public company and a five-year limitation on her service as an officer or employee of a public company. Ms. Stewart is the author of numerous books on the domestic arts. We believe Ms. Stewart's qualifications to serve on our Board include her experience as an entrepreneur, her creative vision and her experience in media and merchandising.

EXECUTIVE OFFICERS

The names, ages and certain background information about our executive officers (other than Ms. Stewart, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees"), are set forth below.

Daniel Taitz, age 52, is our Chief Administrative Officer, General Counsel, and Secretary. On January 28, 2013, the Board appointed Mr. Taitz to the position of interim principal executive officer, until such time as the Board appoints a new chief executive officer. Prior to joining the Company, Mr. Taitz was Senior Vice President, Business Affairs at Univision Communications Inc. from May 2008 to August 2011. Mr. Taitz served as General Counsel and Secretary at Oxygen Media, LLC from October 1999 to May 2008, adding the title of Chief Administrative Officer in May 2004. He was previously a partner at the New York law firm of Friedman Kaplan & Seiler LLP and an associate at Willkie Farr & Gallagher.

Kenneth West, age 55, is our Chief Financial Officer and Treasurer. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment LLC, a brand-driven licensing and media company from May 2002 to June 2010. From June 2010 to July 2011, he served as an independent consultant to media and entertainment companies. Prior to May 2002, Mr. West, a certified public accountant, was chief financial officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division.

Patricia Pollack, age 58, is the Senior Executive Vice President, Merchandising. Ms. Pollack joined the Company in August 2008 and served as Executive Vice President of Merchandising until her promotion to Senior Executive Vice President in June 2011. Prior to joining the Company, Ms. Pollack served as Chief Executive Officer of Donna Karan Home from 1999 to 2008 and, prior to that, she was President of Calvin Klein Home. Ms. Pollack previously served as Vice President of licensing and marketing for F. Schumacher & Co. and held managerial positions at global textile mill Fieldcrest Cannon.

Joseph Lagani, age 55, is our Chief Revenue Officer. Prior to joining the Company, Mr. Lagani served as Senior Vice President, Ad Sales at NBC Universal/iVillage, from September 2009 to September 2011. From October 2007 to September 2009, Mr. Lagani was Vice President Brand Sales and Vice President/General Manager at Glam Media, Inc. From August 2004 to September 2007, Mr. Lagani was Vice President and Publisher for Conde Nast's *House and Garden.*

Allison Jacques, age 48, is our Senior Vice President, Controller and Principal Accounting Officer. She has served as our Controller since December 2002 and our principal accounting officer since February 2011. She had previously served as the Company's interim principal financial and accounting officer from January 2009 to March 2009 and from February 2011 to September 2011. She served as the Assistant Controller from April 1997, when she joined the Company, to December 2002. From June 1991 until March 1997, Ms. Jacques served in various capacities in the finance department of General Media International, Inc. Prior to that, she worked at Grant Thornton LLP as a certified public accountant.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the Securities and Exchange Commission ("SEC") rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2012 transactions.

MEETINGS AND COMMITTEES OF THE BOARD

Our Board met a total of twelve times in 2012 and our four ongoing standing committees, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee ("NCG Committee") and the Finance Committee, met a combined total of twenty-three times.

Each incumbent director attended more than seventy-five percent of meetings of the Board and of the ongoing standing Board committees on which he or she served in 2012. At the time of our 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"), we had nine directors, all of whom attended telephonically, as the meeting was held via webcast and telephonically. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee, the NCG Committee and the Finance Committee are currently composed of the following members:

	Audit	Compensation	Nominating and Corporate Governance	Finance
Charlotte Beers			Chairperson	
Frederic Fekkai	✓	✓	✓	
Arlen Kantarian		✓	✓	✓
William Roskin	✓	Chairperson		✓
Margaret Smyth	Chairperson			Chairperson

Corporate Governance. Our Corporate Governance Guidelines state that a majority of our Board will consist of directors who meet the independence requirements of the New York Stock Exchange ("NYSE") listing standards, as well as the criterion related to contributions to non-profit organizations, as described below. We have posted a copy of our Corporate Governance Guidelines, which include our definitions for independence, on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance." Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in our Corporate Governance Guidelines and the NYSE standards applicable to Board composition. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the NCG Committee. The independence standards in our Corporate Governance Guidelines provide that:

"An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee.

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues."

In addition, the NCG Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee. A director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

Based on the foregoing standards, the Board determined that each of the following current directors is or was independent and has or had no transactions, relationships or arrangements with the Company, except as a director and stockholder of the Company: Charlotte Beers, Frederic Fekkai, Arlen Kantarian, William Roskin, and Margaret Smyth. The Board has determined that Martha Stewart is not independent. From December 2011 until April 15, 2013, J.C. Penney Corporation, Inc. ("J.C. Penney") appointed Mr. Michael Kramer and Mr. Daniel Walker to serve on our Board as the Series A Designees. As of April 17, 2013, J.C. Penney has not yet appointed new Series A Designees. The Board previously determined that Mr. Kramer and Mr. Walker were not independent due to the commercial relationship with J.C. Penney, J.C. Penney's stock ownership in the Company, J.C. Penney's right to elect the Series A Designees and other relevant factors.

Executive Sessions. The non-management directors and, separately, the independent directors, meet periodically in executive session without management. Our Corporate Governance Guidelines call for at least three such meetings per year of the non-management directors and one such meeting of the independent directors. During 2012, such meetings were chaired by Arlen Kantarian. Our non-management directors and, separately, our independent directors, each met five times during 2012.

Board Leadership Structure and Lead Director. Our Corporate Governance Guidelines do not dictate a particular Board structure and the Board has the flexibility to select its Chairperson and our principal executive officer in the manner it believes is in the best interests of our stockholders. Accordingly, the roles of Chairperson and principal executive officer may be filled by one individual or two. On May 23, 2012, the Board appointed Ms. Stewart Non-Executive Chairman of the Board. From June 6, 2012 until her separation in February 2013, Lisa Gersh served as Chief Executive Officer and President of the Company, reporting to the Board and retained her directorship. On January 28, 2013, the Board appointed Mr. Taitz, the Company's Chief Administrative Officer and General Counsel to the role of interim principal executive officer, effective February 7, 2013. The separation of these duties recognizes the differences between these roles as they are currently defined. The principal executive officer is responsible for setting the strategic direction of the Company and for the day-to-day leadership and performance of the Company, while the Chairperson's function is to lead the Board. Although the Company believes that separating the Chairperson and principal executive officer roles is currently appropriate, one individual could fill both roles in the future.

Our other directors, the majority of whom are independent, provide effective oversight of management, including by their active involvement in executive performance and compensation review. In addition, when the positions of Chairperson and principal executive officer are combined or when the Chairperson is not an independent director as was the case in 2012, the Company's Corporate Governance Guidelines provide for an independent Lead Director. The Lead Director's responsibilities include presiding over and setting the agendas for executive sessions of the non-management or independent directors, consulting with the Chairperson regarding the scheduling of Board meetings, overseeing the appropriate flow of information to the Board, acting as a liaison between the non-management directors and management with respect to scheduling and agendas for Board meetings and being available for consultation and communication with stockholders as appropriate. Mr. Kantarian currently serves as our Lead Director. The Board believes that the administration of its risk oversight function has not affected the Board's leadership structure. The oversight of risk is conducted primarily through the Audit Committee, as described under "Audit Committee" below. The Compensation Committee also plays a role, as described under "Compensation Committee" below.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics"), last amended in February 2013, that applies to all of our directors, officers and employees, including our principal executive officer, our principal financial officer, and our principal accounting officer and controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and that comply with applicable laws and with our internal controls, as well as providing for disclosure controls and procedures. Our Code of Ethics sets forth controls and prohibitions on doing business with related parties. The Code of Ethics also provides for a whistleblower hotline that permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of the amended Code of Ethics on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance – Code of Conduct." We will promptly post under the same link amendments to or waivers of our Code of Ethics, if any, involving our directors and executive officers.

The Audit and NCG Committees of the Board adopted a Code of Ethics for the CEO and Senior Financial Officers ("Senior Financial Officer Code of Ethics") in February 2013 as an addendum to the Code of Ethics. The Senior Financial Officer Code of Ethics formalizes the general standards of honesty, integrity and judgment that we expect of all senior financial officers. We have posted a copy of the Senior Financial Officer Code of Ethics on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance." We will promptly post under the same link any amendments to or waivers of our Senior Financial Officer Code of Ethics.

AUDIT COMMITTEE

Our Audit Committee currently consists of Ms. Smyth, who serves as its chairperson, Mr. Roskin and Mr. Fekkai. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on our website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The Audit Committee met six times during 2012. The Board, in its business judgment, has determined that the members of the Audit Committee meet the independence standards of the NYSE listing standards, the financial literacy requirements for audit committee members of the NYSE listing standards and the independence requirements for audit committee members of the NYSE listing standards, Rule 10A-3(b) as promulgated under the Exchange Act and the SEC rules and regulations. The Board has also determined that Ms. Smyth qualifies as an audit committee financial expert within the meaning of the applicable SEC regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of executive and other compensation as well as bonus and equity incentive plans. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Compensation Committee approves grants of restricted stock, restricted stock units ("RSUs") and options pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "Stock Plan") in an aggregate amount of up to 100,000 shares of Class A Common Stock per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors, which it has done from time to time. The Compensation Committee also consults with the principal executive officer regarding executive compensation matters.

The Compensation Committee met eight times during 2012. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the NYSE listing standards and that the members are "non-employee directors" for purposes of the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee during 2012 is or was a non-employee director and was never an officer or employee of the Company or any of its subsidiaries. In addition, Mr. Walker, one of the Series A designees during 2012, served briefly on the Compensation Committee in 2012 until the Board determined that he did not meet the independence requirements of the NYSE listing standards. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or on our Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our NCG Committee currently consists of Ms. Beers, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the NCG Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the NCG Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the NCG Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations – Corporate Governance."

The NCG Committee met four times during 2012. The Board, in its business judgment, has determined that the members of the NCG Committee meet the independence requirements of the NYSE listing standards.

FINANCE COMMITTEE

Our Finance Committee currently consists of Ms. Smyth, who serves as its chairperson, Mr. Kantarian, and Mr. Roskin. The primary purpose of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities in the area of financing arrangements, budgets and long-term strategy.

Our Finance Committee became a standing committee in January 2012. The Finance Committee met five times during 2012.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Under the current compensation plan, each non-employee director's annual retainer is $40,000, payable in cash, although each director may elect to receive all or a portion of the retainer in Class A Common Stock. The plan calls for the number of shares to be computed based on the fees the director has elected to be paid in stock, divided by the closing price of a share of Class A Common Stock on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the NCG Committee and Finance Committee is $10,000 each. The annual fee paid to the Chairperson of the Board (if the Chairperson of the Board is a non-employee director), and the chairpersons of the Audit Committee and Compensation Committee is $20,000 each. Effective July 1, 2012, the Board increased the annual fee paid to the Lead Director to $40,000 from $20,000. Meeting fees for non-employee directors are $1,500 for each in-person Board or committee meeting attended and $1,000 for each Board or committee meeting in which the director participates by telephone. The chairperson and meeting fees are payable in cash.

On May 23, 2012, the Board increased the number of RSUs received by each non-employee director upon appointment or election/re-election to the Board. Each non-employee director receives RSUs representing the contingent right to one share of our Class A Common Stock equal to $60,000 of value. Prior to the 2012 Annual Meeting, non-employee directors received RSUs equal to $50,000. The RSUs are priced at the closing price of a share of Class A Common Stock on the date of issuance. For grants made to new directors during the year, the grants are issued on the first business day of the month following a director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a director's election or re-election at an annual meeting of stockholders, the grants are issued on the date of such meeting. If a director is appointed at any point other than the annual meeting of stockholders, the grant is prorated for the period. However, with respect to Ms. Smyth's initial grant in 2012, the grant was not prorated but she instead received a full grant. All grants related to a director's appointment or election/re-election to the Board vest on the first anniversary of the grant. Grants to directors are issued pursuant to the Stock Plan.

All directors, including Series A Designees, receive reimbursement of reasonable expenses incurred in connection with participation in Board and committee meetings.

Charles Koppelman served as Non-Executive Chairman until the 2012 Annual Meeting, pursuant to the amended and restated Services Agreement between the Company and Mr. Koppelman, dated April 2, 2012. Thereafter, he became an advisor to the Board until the expiration of the agreement on December 31, 2012. For his services, Mr. Koppelman received a cash payment of $7,500 and shares of Class A Common Stock valued at $2,500 on June 30, 2012. On May 23, 2012, Mr. Koppelman was granted 15,151 RSUs, which vested on September 15, 2012.

DIRECTOR STOCK OWNERSHIP GUIDELINES

We have stock ownership guidelines designed to encourage non-employee directors to have an equity interest in the Company and to help align their interests with the interests of stockholders. Except for non-employee directors who have

waived their rights to compensation for serving as directors, such as the Series A Designees, each non-employee director must attain ownership of 5,000 shares within a five-year period. The target applies to shares owned outright.

Non-employee directors who do not meet the ownership test are required to hold 75% of shares that vest (net of shares withheld for tax obligations, if any) until such time as the applicable target is achieved. All of the non-employee director nominees currently own in excess of 5,000 shares. The following table provides information on the amount of compensation received by our non-employee directors for the year ended December 31, 2012. The Series A Designees during 2012, Mr. Kramer and Mr. Walker, each waived their respective rights to receive compensation for serving as directors. Information regarding the compensation of Ms. Stewart and Ms. Gersh, who served as executive officers as well as directors, is set forth in the Summary Compensation Table.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
Charlotte Beers (3)	**73,500**	**60,000**	—	133,500
Frederic Fekkai (4)	82,500	60,000	—	142,500
Arlen Kantarian (5)	**112,000**	**60,000**	—	**172,000**
Charles Koppelman (6)	26,071	—	80,390 (12)	106,461
William Roskin (7)	**112,500**	**60,000**	—	**172,500**
Claudia Slacik (8)	28,214	—	—	28,214
Todd Slotkin (9)	**42,572**	—	—	**42,572**
Margaret Smyth (10)	95,588	110,000	—	205,588

(1) Amounts represent all fees earned or paid in cash for services as a director, including annual retainer fees, committee chair fees and meeting fees. Also included are fees payable in cash, but forgone at the election of the director, in exchange for shares of Class A Common Stock. The grant date fair value of such shares was computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Share Based Payments." For the assumptions used to determine grant date fair value, see Note 8 to our Original 10-K. The number of shares received by each director for retainer fees was equal to the fees payable to the director in Class A Common Stock divided by the applicable closing price of the Class A Common Stock. In 2012, the respective prices per share of the Class A Common Stock were: $3.81 on March 30, 2012, $3.40 on June 29, 2012, $3.07 on September 28, 2012 and $2.45 on December 31, 2012.

(2) Amounts represent the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. For the assumptions used to determine grant date fair value, see Note 8 to our Original 10-K. The stock award numbers reflect (i) a grant of $60,000 of grant date fair value of RSUs upon re-election to the Board at the 2012 Annual Meeting, and (ii) in the case of Ms. Smyth, an additional amount of $50,000 of grant date fair value of RSUs on her election to the Board in January 2012. For each of the restricted stock awards made on re-election, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares.

(3) Ms. Beers elected to receive 100% of her retainer in stock or 12,903 shares in 2012. As of December 31, 2012, Ms. Beers had options outstanding for 80,417 shares and 19,417 RSUs.

(4) Mr. Fekkai elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Fekkai had options outstanding for 43,841 shares and 19,417 RSUs.

(5) Mr. Kantarian elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Kantarian had options outstanding for 70,507 shares and 19,417 RSUs.

(6) Mr. Koppelman elected to receive 100% of his retainer in cash in 2012. As of December 31, 2012, Mr. Koppelman had options outstanding for 1,237,500 shares.

(7) Mr. Roskin elected to receive 25% of his retainer in stock or 3,225 shares in 2012. As of December 31, 2012, Mr. Roskin had options outstanding for 70,151 shares and 19,417 RSUs.

(8) Ms. Slacik elected to receive 75% of her retainer in stock or 1,968 shares in 2012. As of December 31, 2012, Ms. Slacik had options outstanding for 22,059 shares.

(9) Mr. Slotkin elected to receive 25% of his retainer in stock or 656 shares in 2012. As of December 31, 2012, Mr. Slotkin had options outstanding for 80,417 shares.

(10) Ms. Smyth elected to receive 100% of her retainer in cash. As of December 31, 2012, Ms. Smyth had 30,100 RSUs.

(11) Mr. Koppelman received (i) $46,817 of incremental fair value, computed in accordance with FASB ASC Topic 718, of an RSU award modified on May 23, 2012, in connection with Mr. Koppelman's amended and restated services agreement, (ii) $7,500 in cash and $2,500 of grant date fair value of Class A Common Stock, in accordance with his amended and restated services agreement, for services rendered as an advisor to the Board and (iii) $23,573 paid directly to Mr. Koppelman's attorney for reimbursement of legal fees incurred by Mr. Koppelman while serving in his capacity as an advisor to the Board.

Item 11. Executive Compensation.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K.

Members of the Compensation Committee

William Roskin (Chairperson)
Frederic Fekkai
Arlen Kantarian

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from the current or planned programs summarized in this discussion.

Compensation Philosophy

Our compensation philosophy for our executive officers other than Ms. Stewart is guided by our belief that achievement of our business goals depends on attracting and retaining executives with an appropriate combination of creative skill and managerial expertise. As is described in greater detail below, Ms. Stewart's compensation is determined based on her contribution as the principal performer on the Company's various media projects and for her personal efforts in promoting the interests of our various retail partners. Throughout this discussion of our compensation programs, references to our philosophy or our compensation program are to the compensation for our executive officers other than Ms. Stewart.

- We provide our senior executives with base salaries commensurate with their backgrounds, skill sets and responsibilities;
- We provide the opportunity to earn annual bonuses that are intended to reward our executives based on the performance of our Company and that of the executive; and
- We make equity awards based primarily on stock options and RSUs that vest over time in order to induce executives to remain in our employ and to align executives' interests with those of our stockholders. We also make equity awards (stock options and RSUs) that only vest when certain performance criteria are achieved (currently we are using enhanced stock price as the performance criteria). We believe these equity compensation packages better align our executives' interests with those of other stockholders and instill a pay for performance approach at our Company.

The Compensation Committee reviews and administers the compensation program for each of our named executive officers ("NEOs"). This includes the talent arrangements for Ms. Stewart. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee" above.

Potential adjustments to compensation (i.e., merit increases, market competitive adjustments, etc.) typically are set at a Compensation Committee meeting early in the calendar year after the Board has reviewed performance for the past year and prospects for the year ahead, although compensation decisions may be made throughout the year for a variety of reasons.

The Compensation Committee reviewed a risk assessment of our compensation policies and practices and determined that our compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included:

(1) that our compensation mix for employees, including executives, recognizes that while long-term success is key, annual business, individual performance and adequate fixed compensation are also essential;

(2) that target annual cash incentives are based on adjusted EBITDA (as defined below) and revenue targets and on individual contributions;

(3) that annual cash incentive bonuses of senior executive officers are capped at a maximum of 150% of the target bonus opportunity and that no such target bonus shall exceed 100% of base salary;

(4) that equity and equity-based awards have a retentive element and typically vest ratably over a three- or four-year period in the case of stock options and over a two-, three- or four-year period in the case of RSUs; and that a high percentage of equity awards are based on performance criteria; and

(5) that executives are subject to stock ownership guidelines, linking executives with the long-term interests of stockholders.

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Founder

Ms. Stewart's compensation arrangements with the Company are primarily contained in her employment agreement with the Company, which is structured essentially as a talent agreement. Ms. Stewart's talent agreement is reflected in an amended and restated employment agreement, which was initially effective as of April 1, 2009. That agreement was set to expire on March 31, 2012. In 2012, the parties extended that agreement through June 30, 2017. During the extension period, the parties have agreed to negotiate mutually acceptable adjustments to the terms of the employment agreement to take effect on July 1, 2013 or before. If the parties are unable to negotiate mutually acceptable terms, the Company may choose to have the employment agreement and the original terms continue through June 30, 2017 or to allow the employment agreement to lapse on June 30, 2013.

Despite the fact that Ms. Stewart is an executive officer and has primary responsibility for creative decisions within the Company, especially with respect to our various publications, her compensation is structured primarily for her role as the key on-air performer for a host of creative initiatives and her responsibilities on behalf of our merchandising partners. However, because Ms. Stewart's contributions are critical to the performance of the Company, and to reflect her responsibilities as our Chief Creative Officer, Ms. Stewart has an annual incentive opportunity that is based on the same overall financial targets that are established for our NEOs generally.

In 2012, Ms. Stewart's annual talent compensation remained at the level provided for in her April 2009 employment agreement, $2 million. This amount had been determined on the basis of Ms. Stewart's length of service and experience, as well as how critical her services are to the Company. In addition, Ms. Stewart's base salary recognizes her incredible value to the company in providing her creativity and talent to the company's businesses. It is, we believe, consistent with talent payments made to other celebrities, although there is no published benchmark data for us to rely on. There are, however, from time to time, relatively reliable estimates published in general circulation media as to what similar celebrities earn, as well as some word of mouth estimates, which help to provide a context for negotiating Ms. Stewart's base talent compensation.

The creative initiatives that are dependent on her services as a performer include various Martha Stewart television productions (e.g., Martha Bakes; Martha's Cooking School); video segments on YouTube and other internet channels; her appearances in television commercials for our merchandising partners; her appearances on behalf of the Company on nationally distributed broadcast shows such as the *Today* show; her appearances on cable television broadcasts (e.g., CNBC); and her regularly scheduled radio show on Sirius XM Radio.

In addition to her role as a performer in our creative initiatives, our agreement with Ms. Stewart and her compensation recognizes her role as the creative visionary and caretaker of our brand in the publication of our magazines, websites and books and various merchandising initiatives. She makes a substantial number of public appearances on behalf of our merchandising partners, as well as book signings. There is a fairly constant demand for her time to participate in photo shoots, which are often full-day or multi-day events, as the featured celebrity for our own publications and websites, for our merchandising partners, and for promotional opportunities to further the Martha Stewart brand.

With respect to the various photo shoots, video productions and television interviews that Ms. Stewart is required to participate in for the benefit of the Company, it has historically been the Company's practice to use properties that are beneficially owned by Ms. Stewart. This is because the Martha Stewart brand is often best personified by our use of her properties to demonstrate pet-care, gardening, kitchen layout and equipment, as well as crafts. For this reason, we have negotiated to use these properties pursuant to a separate agreement. The amounts payable by the Company under this agreement are reported in the All Other Compensation column in the Summary Compensation Table set forth below.

By reason of her unique position as a performer and her unparalleled role in supporting and developing the Martha Stewart brand, which require her to undertake extensive travel, make a substantial number of on-camera and personal appearances and require her to be constantly in the public eye, we pay for a number of expenses to assist Ms. Stewart in fulfilling these Company responsibilities that, under SEC regulations, are required to be reported as perquisites in the All Other Compensation column of the Summary Compensation Table set forth below.

Internal Review

Our executives receive a mix of base salary, the opportunity for performance-based annual bonuses, and long-term equity or equity-based awards. We arrive at total compensation levels by determining appropriate levels for each element. The relative weight of each element is determined by the Compensation Committee based on its assessment of the effectiveness of each element in supporting our short-term and long-term strategic objectives. Base salary and performance-based annual bonuses relate to short-term incentives and encourage executives to focus on key objectives that are critical to the success of the business in the near term; stock options and RSUs, which vest in various proportions over time or at the end of a fixed period (and which are often conditioned upon the achievement of performance metrics or, more commonly, Class A Common Stock price targets), encourage a focus on achieving long-term performance goals and provide an appropriate and necessary balance to our annual incentive plan.

In determining compensation for current NEOs, our Compensation Committee considers many variables, including each executive's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals;
- future potential contributions of the executive;
- pre-existing employment agreements between the Company and an NEO; and
- compensation at former employers, in the case of new hires.

Based on this analysis, as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's employment agreement or annual review.

Market Review

In 2012 through the date of this Form 10-K/A, the Compensation Committee has continued its relationship with Frederic W. Cook & Co., Inc. ("FWC") as its independent compensation consultant to provide advice to the Compensation Committee on the compensation program structure, including director compensation and individual compensation arrangements. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee has confirmed that there has been no conflict of interest in connection with the services provided by

FWC to the Compensation Committee or the Company. During 2012, FWC provided advice to the Compensation Committee with respect to equity-based awards to the NEOs and the compensation of directors.

In 2011, FWC provided a peer group proxy analysis of 23 companies (the "peer group") selected with greater emphasis on industry rather than size for use in connection with evaluating the compensation of Ms. Gersh. We have utilized the same overall peer group for 2012. The data was collected from the then most recently available proxy statements of these companies. The peer group used in both years was comprised of the following companies:

- 1-800-Flowers.com
- American Greetings
- Cablevision
- Kenneth Cole
- Discovery Communications
- DreamWorks Animation
- Elizabeth Arden
- Perry Ellis
- Estee Lauder
- Guess
- IAC/Interactivecorp
- XO Group Inc.
- Lifetime Brands
- Fifth & Pacific
- Media General
- Meredith Corp.
- The New York Times
- Ralph Lauren
- Scholastic
- Scripps Networks Interactive
- Sirius XM Radio
- Steve Madden
- World Wrestling Entertainment

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, while we seek to keep base salaries competitive with our peers, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In addition, base salaries relate to the scope of the executive's responsibility and his or her years of experience. Salary increases are based on the Compensation Committee's evaluation of current and anticipated future performance and, in some cases, reflect additional responsibilities.

See discussion above under Founder for a description of Ms. Stewart's compensation arrangements. Each of Ms. Gersh, Mr. Taitz and Mr. West's base salary remained at the levels provided for in their respective employment agreements throughout 2012. Ms. Pollack's salary remained $550,000.

Annual Bonuses

Annual bonuses for the NEOs and others are designed to reflect the overall financial performance of the Company against pre-determined annual goals set by the Compensation Committee. The Compensation Committee also considers the individual's performance of his or her job responsibilities. At target levels and beyond, these bonuses can represent a material part of our NEOs' total compensation. The Compensation Committee retains discretion to adjust all awards.

Bonuses to executive officers are typically awarded pursuant to The Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable, the individual's employment agreement or offer letter. Target bonuses are set as a percentage of the participant's annual base salary. Since we believe that senior executives can have the greatest direct impact on the Company's overall results, we typically set their bonus targets at a higher percentage of base salaries than other employees.

For 2012, the key metrics used for calculating bonuses were revenue and adjusted EBITDA (as defined below). We believe these measures give the most accurate view of the Company's financial performance. In addition, these measures give management a good opportunity to grow the Company while controlling expenses.

Neither the adjusted EBITDA (as defined below) target nor the revenue target provided for 2012 was achieved; therefore, no cash bonuses were paid to senior executive officers. Although no additional cash was approved, the Board recognized Ms. Gersh's significant contribution in consummating the transaction with J.C. Penney and awarded her 64,395 RSUs.

In February 2013, the Compensation Committee decided that 2013 bonuses for the NEOs would be based on the Company's achievement of an adjusted consolidated income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash compensation expense, restructuring charges and other income (expense) ("adjusted EBITDA") target and a revenue target, as well as subject to adjustment based on individual performance during the year. The Compensation Committee retains full discretion to make discretionary awards to any employee, including NEOs, should it determine it is in the Company's best interest to do so.

Long-Term Incentive Compensation

To succeed in reaching our business goals, it is critical that we recruit and retain key executives and creative talent. One tool to achieve this is to grant equity or equity-based awards. These awards vest over time and, in part, vest when certain performance metrics are met. They provide executives an incentive to stay with the Company over the long term. These equity or equity-based awards also provide flexibility to the Compensation Committee to reward superior performance by senior executive officers.

Long-term incentive awards were typically granted annually (or, in the case of some new hires, at the time they join the Company). However, there may also be awards made at other times during the year in connection with promotions or other unique circumstances. The Compensation Committee retains full discretion to grant equity awards annually and in 2012 did not do so as the Company was contemplating a restructuring of its personnel.

All equity awards made since May 2008 were made pursuant to our Stock Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a guideline on equity issuances. Under the guideline, unless otherwise specified, awards of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity awards on that first business day of the month with an exercise price or value, as the case may be, equal to or based upon the closing price of our Class A Common Stock on that day.

Performance-based options or RSUs only vest when the target price is achieved. All stock options granted by the Company have been nonqualified stock options.

When determining the value of a grant to an NEO or other senior executive, we consider the executive's level of responsibility and other relevant factors. We tend to make these awards in bands that correlate to an executive's title (*e.g.*, Senior Vice Presidents receive larger awards than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year may result in the executive receiving a greater or lesser grant. In the past few years, the Compensation Committee has shifted the mix of equity and equity-based awards, emphasizing performance-based RSUs and options to reinforce a pay for performance approach to compensation. We are required to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise. However, the granting of options aligns the interests of recipients with those of stockholders because the recipient only realizes value if our Class A Common Stock appreciates above the grant date price. Since RSUs are settled on vesting in shares of our Class A Common Stock, their value to the recipient is also driven by the price of our Class A Common Stock. Performance-based RSUs and options further these principles. We believe both options and RSUs help us retain our executives by having the awards vest over a period of years or at the end of a fixed period.

Perquisites and Personal Benefits

Our NEOs other than Ms. Stewart do not generally receive many of the perquisites that are commonly provided at other companies. As is noted above, because of her role as a performer and her responsibilities as in promoting the Martha Stewart brand and her personal appearances and other on-air responsibilities for the benefit of our merchandising partners, we pay for a number of expenses for Ms. Stewart that are characterized as perquisites. As is described above, we have also entered into a contractual arrangement with Ms. Stewart to use properties that she beneficially owns to promote the Martha Stewart brand, including through creative initiatives produced by the Company, including various television programs and photo shoots for our merchandising partners and publications. For more detail on these benefits, payments and expenses, see "Executive Compensation Agreements", the Summary Compensation Table and "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

The other NEOs are eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, which includes receiving Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Ms. Gersh[1], Ms. Stewart, Mr. Taitz and Mr. West that provide for benefits in connection with certain termination events. Ms. Pollack does not have an employment agreement, but in accordance with the Company's severance policy, as of April 16, 2013, Ms. Pollack was entitled to 23 weeks of base salary in the event of termination without cause. These arrangements are described below under "Executive Compensation Arrangements" and "Potential Payments Upon Termination or Change in Control."

Employee Stock Ownership/Retention Guidelines

Our employee stock ownership/retention guidelines are intended to encourage executive officers to maintain an equity interest in the Company to help further align their interests with the interests of other stockholders. Each executive officer must attain and retain the following ownership requirements within a five-year period. The targets apply to shares owned outright.

Principal Executive Officer:	60,000 shares
All other executive officers:	20,000 shares

Officers who do not meet the ownership test are required to hold 75% of vested shares (net of shares withheld for tax obligations) until such time as the applicable target is achieved. This requirement does not, however, apply to shares granted as part of a bonus payment.

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[1] See discussion on Ms. Gersh's separation immediately prior to the Summary Compensation Table.

Ms. Stewart beneficially owns approximately 41.5% of the outstanding shares of the Company's Common Stock. At this time, each of Mr. Taitz, Ms. Pollack and Mr. West is deemed to be in compliance with these guidelines while each accumulates shares within the five-year period.

Other Policies

Our policy on securities law compliance prohibits our directors, officers or employees to invest in derivatives of our securities, including trading in puts, calls and options, without the prior approval of our Board.

We have yet to adopt a formal policy fixing a course of action with regard to compensation adjustments following a restatement of financial results. We expect to do so once the SEC issues rules in this area as it has been directed by Dodd-Frank.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to certain NEOs, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The Summary Compensation Table and the accompanying tables show the compensation of Lisa Gersh, who was our Chief Executive Officer and President in 2012, Kenneth West, who is our Chief Financial Officer and served in that capacity during all of 2012, and Martha Stewart, Daniel Taitz and Patricia Pollack, who were our three highest compensated other executive officers serving in that capacity on the last day of 2012.

Ms. Gersh stepped down as the Company's Chief Executive Officer and President and resigned from the Company's Board on February 7, 2013, as disclosed in the Company's Form 8-K filing on January 29, 2013. In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became vested in any time-based equity awards which were otherwise to vest within one year from her departure date. Accordingly, the following equity became vested on February 7, 2013:

- 100,000 options from the 300,000 options granted on 6/6/2011
- 66,667 options from the 200,000 options granted on 6/6/2012
- 66,667 RSUs from the 200,000 RSUs granted on 6/6/2011
- 25,000 RSUs from the 75,000 RSUs granted on 6/6/2012
- 64,395 RSUs from the 64,395 RSUs granted on 6/6/2012

Further details regarding these equity grants are set forth in the table entitled "Outstanding Equity Awards at Fiscal Year-End 2012."

In accordance with her employment agreement, Ms. Gersh is also entitled to receive cash severance payments of up to a total of 18 months' salary ($1,275,000). Of this amount, 12 months of her base salary ($850,000) was paid in April 2013. The remaining 6 months' salary ($425,000) is due in the form of salary continuation starting on February 7, 2014, but is subject to offset by compensation received from subsequent employment.

The termination payments to Ms. Gersh discussed above are not included in the following Summary Compensation Table as these payments are considered to be 2013 transactions.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compen-sation ($)	Total ($)
Lisa Gersh	2012	796,154	—	429,337 (3)	280,558	5,576 (4)	1,511,625
Chief Executive Officer and President	2011	403,846	200,000	1,731,500	1,416,538	8,019	3,759,903
Kenneth West	2012	450,000	—	—	—	8,742 (5)	458,742
Chief Financial Officer	2011	128,077	30,000	241,600	173,521	382	573,580
Martha Stewart	2012	2,000,000	—	—	—	3,460,406 (6)	5,460,406
Founder/Chief Creative Officer	2011	2,000,000	—	—	266,362	3,235,438	5,501,800
	2010	2,000,000	—	—	783,125	3,124,262	5,907,387
Daniel Taitz	2012	450,000	—	91,500	—	7,992 (7)	549,492
Chief Administrative Officer and General Counsel	2011	147,115	50,000	332,700	281,558	430	811,803
Patricia Pollack	2012	550,000	—	—	—	10,174 (8)	560,174
Senior Executive Vice President, Merchandising	2011	460,000	100,000	254,500	35,515	11,078	861,093

(1) Amounts represent the aggregate grant date fair value of stock awards as computed in accordance FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 8 to our Original 10-K. Please also refer to the Grants of Plan-Based Awards in 2012 table for information on stock awards made in 2012. These amounts do not represent the actual value that may be realized by the NEOs.

(2) Amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 8 to our Original 10-K. Please also refer to the Grants of Plan-Based Awards in 2012 table for information on option awards made in 2012. These amounts do not represent the actual value that may be realized by the NEOs.

(3) In June 2012, Ms. Gersh was awarded a special one-time non-recurring RSU grant in recognition of her significant contribution in consummating the transaction with J.C. Penney. 64,395 RSUs were granted with a one-year service-based vesting provision. The grant date fair value of the award, computed in accordance with FASB ASC Topic 718, was $198,337.

(4) Ms. Gersh's other compensation consisted of matching contributions to the 401(k) plan, driving services and life insurance premiums.

(5) Mr. West's other compensation consists of matching contribution to the 401(k) plan and life insurance premiums.

(6) Ms. Stewart's 2012 other compensation of $3,460,406 consists of (i) $2,027,898 in fees and expenses for which we are responsible under the Intangible Asset License Agreement; (ii) $88,504 of union required and other fees earned as talent on our television shows; (iii) $642,128 for security services; (iv) $393,574 for the portion of personnel costs for individuals performing work for Ms. Stewart for which we were not reimbursed; (v) $127,955 for a weekend driver and a portion of the cost of a weekly driver for non-business usage; (vi) $11,476 for life and other insurance premiums; (vii) $168,871 for expenses related to personal fitness, wellness, beauty and wardrobe provided in her capacity as on-air and in-person talent; (viii) vendor/advertiser/merchandising partner supplied samples/products and other improvements to her properties; and (ix) utilities and telecommunication services with no incremental cost to the Company. These expenses are paid and benefits are provided in accordance with her Employment Agreement with the Company. That agreement provides that Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to April 1, 2009 and subject to the Company's current expense reimbursement policies. It also requires that the Company provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to April 1, 2009 and must also pay for or reimburse her for certain security and communications expenses. See "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(7) Mr. Taitz's other compensation consists of matching contribution to the 401(k) plan and life insurance premiums.

(8) Ms. Pollack's other compensation consists of matching contribution to the 401(k) plan, life and other insurance premiums.

The base salaries reported above with respect to Mses. Gersh and Stewart and Messrs. Taitz and West are the minimum base salaries that could be payable to each of these officers pursuant to the terms of the employment agreements between each such officer and the Company.

GRANTS OF PLAN-BASED AWARDS IN 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Lisa Gersh	n/a		850,000	1,275,000							
	6/6/12							75,000 (2)			231,000
	6/6/12							64,395 (3)			198,337
	6/6/12								200,000 (4)	3.08	280,558
Kenneth West	n/a		226,125	452,250		111,375 (5)	222,750 (5)				
Martha Stewart	n/a		1,000,000	1,500,000							
Daniel Taitz	n/a		337,500	675,000							
	8/22/12							30,000 (6)			91,500
Patricia Pollack	n/a		275,000								

(1) Amounts represent target amounts payable to each NEO. For Mses. Gersh and Stewart and Messrs. West and Taitz, the target and maximum bonus amounts are provide in accordance with the terms of their employment agreements. For Ms. Gersh, her target opportunity was 100% of her base salary, and her maximum opportunity was 150% of such base salary. In the case of Ms. Stewart, the target bonus opportunity is $1,000,000 (which was 50% of the base salary in 2012); with a maximum opportunity of $1,500,000 (which was 75% of her base salary in 2012). In the case of Messrs. West and Mr. Taitz, such target bonus is 75% of the officer's base salary, with a maximum opportunity equal to 150% of such base salary. In the case of Mr. West, 67% of his bonus is payable in cash and 33% is payable in stock options and/or RSUs which vest ratably over a three year period. Accordingly, 67% of Mr. West's target and maximum bonus is reflected in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" columns and 33% of Mr. West's target and maximum bonus is reflected in the "Estimated Possible Payouts Under Equity Incentive Plan" columns.

(2) The stated vesting schedule for this award was that one-third of the shares were to vest on each of June 6, 2013, June 6, 2014 and June 6, 2015. The portion of this award that was scheduled to vest on June 6, 2013 vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013. The remaining shares were forfeited on February 7, 2013.

(3) The stated vesting schedule for this award was that one hundred percent of the shares were to vest June 6, 2013. These awards were a special one-time non-recurring award approved in June 2012 to recognize Ms. Gersh's significant contribution in consummating the transaction with J.C. Penney. All of these shares became vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013.

(4) The stated vesting schedule for this award was that one-third of the shares subject to the option vest on each of June 6, 2013, June 6, 2014 and June 6, 2015. The portion of this award that was scheduled to vest on June 6, 2013 vested upon Ms. Gersh's resignation as an officer and director effective February 7, 2013. The remaining shares were forfeited on February 7, 2013.

(5) Subsequent to December 31, 2011, thirty-three percent of Mr. West's bonus is payable in stock options and/or RSUs which vest ratably over a three year period.

(6) One-third of the shares vest on each of August 22, 2013, August 22, 2014 and August 22, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) (1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Lisa Gersh (3)			100,000 (4)	6.00	6/5/2021				
			100,000 (4)	8.00	6/5/2021				
			100,000 (4)	10.00	6/5/2021				
			100,000 (4)	12.00	6/5/2021				
		300,000 (5)		4.85	6/5/2021				
		200,000 (5)		3.08	6/5/2022				
								200,000 (6)	490,000
						200,000 (7)	490,000		
						75,000 (8)	183,750		
						64,395 (9)	157,768		
Kenneth West			25,000 (10)	6.00	9/5/2021				
			25,000 (10)	8.00	9/5/2021				
			25,000 (10)	10.00	9/5/2021				
			25,000 (10)	12.00	9/5/2021				
		75,000 (11)		3.08	9/5/2021				
						50,000 (12)	122,500		
								60,000 (13)	147,000
Martha Stewart	750,000			7.04	3/2/2015				
	637,500	212,500 (14)		1.96	2/28/2019				
	150,000	150,000 (15)		5.48	2/28/2020				
	49,500	100,500 (16)		3.95	2/28/2021				
Daniel Taitz			50,000 (17)	6.00	8/21/2021				
			50,000 (17)	8.00	8/21/2021				
			50,000 (17)	10.00	8/21/2021				
			50,000 (17)	12.00	8/21/2021				
		100,000 (18)		3.15	8/21/2021				
						50,000 (19)	122,500		
								120,000 (20)	294,000
						30,000 (21)			
Patricia Pollack	28,125	9,375 (14)		1.96	2/28/2019				
	7,500	7,500 (15)		5.48	2/28/2020				
	6,000	13,400 (16)		3.95	2/28/2021				
						15,000 (22)	36,750		
						33,500 (23)	82,075		
							73,500		

(1) All options were issued from the Stock Plan, with the exception of Ms. Stewart's 750,000 options which expire on 3/2/15, which were issued from the Martha Stewart Living Omnimedia, Inc. 1999 Amended and Restated Stock Compensation Plan (the "Prior Plan"). Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Stock Plan, the fair market value is defined as the closing price of Class A Common Stock on the date

of grant. Under the Prior Plan, the fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $2.45, the closing market price of the Class A Common Stock on December 31, 2012, the final trading day of 2012.

(3) In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became fully vested in time-based equity awards which were otherwise to vest within one year from her departure date. Thus, 166,667 options to which footnote (5) applies, 66,667 restricted stock unit to which footnote (7) applies, 25,000 restricted stock unit to which footnote (8) applies and 64,395 restricted stock unit to which footnote (9) applies, became vested as of February 7, 2013, and any remaining shares subject to such awards were forfeited. See discussion on Ms. Gersh's separation immediately prior to the Summary Compensation Table.

(4) This option will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on June 6, 2011 and ending on June 6, 2015.

(5) These options will vest with respect to one-third of the shares on each of June 6, 2013, June 6, 2014 and June 6, 2015.

(6) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $6 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on June 6, 2011 and ending on June 6, 2015; 25%. will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on June 6, 2011 and ending on June 6, 2015; and 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on June 6, 2011 and ending on June 6, 2015.

(7) Sixty-six thousand six hundred sixty-seven of these RSUs will vest on each of June 6, 2013 and June 6, 2014 and 66,666 will vest on June 6, 2015.

(8) Twenty-five thousand of these RSUs will vest on each of June 6, 2013, June 6, 2014 and June 6, 2015.

(9) These RSUs will vest on June 6, 2013.

(10) This option will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on September 6, 2011 and ending on September 6, 2014.

(11) This option will vest with respect to one-third of the shares on each of September 6, 2013, September 6, 2014 and September 6, 2015.

(12) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of September 6, 2013 and September 6, 2014 and 16,666 will vest on September 6, 2015.

(13) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on September 6, 2011 and ending on September 6, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on September 6, 2011 and ending on September 6, 2014; and 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $14 during the period beginning on September 6, 2011 and ending on September 6, 2014.

(14) This option vested on March 1, 2013.

(15) This option vested with respect to one-half of the shares on March 1, 2013; the remainder of the shares will vest on March 1, 2014.

(16) This option vested with respect to one-half of the shares on March 1, 2013; it will vest with respect to the remainder of the shares on March 1, 2014.

(17) These options will vest if and only if the trailing average price during any consecutive 30 trading days is at least equal to the exercise price during the period beginning on August 22, 2011 and ending on August 22, 2014.

(18) This option will vest as to 33,334 of the shares on August 22, 2013 and with respect to 33,333 shares on each of August 22, 2014 and August 22, 2015.

(19) Sixteen thousand six hundred sixty-seven of these RSUs will vest on each of August 22, 2013 and August 22, 2014 and 16,666 will vest on August 22, 2015.

(20) Twenty-five percent of these RSUs will vest if and only if the trailing average price during any consecutive 30 trading days is at least $8 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $10 during the period beginning on August 22, 2011 and ending on August 22, 2014; 25% will vest if and only if the trailing average price during any consecutive 30 trading days is at least $12 during the period beginning on August 22, 2011 and ending on August 22, 2014; and 25% will vest if and only if the trailing average price is during any consecutive 30 trading days is at least $14 during the period beginning on August 22, 2011 and ending on August 22, 2014.

(21) Thirty-three percent of these RSUs will vest on each of August 22, 2013 and August 22, 2014, with the remaining 34% vesting on August 22, 2015.

(22) These RSUs vested on March 1, 2013.

(23) Sixteen thousand five hundred of these RSUs will vest on June 1, 2013 and 17,000 will vest on June 1, 2014.

OPTION EXERCISES AND STOCK VESTED DURING 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1]
Patricia Pollack	**—**	**—**	**6,250**	**26,813**
Patricia Pollack	—	—	16,500	49,500

(1) Value realized was calculated based on the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an NEO had a termination hypothetically occurred on December 31, 2012 under various scenarios, or had a change in control hypothetically occurred on December 31, 2012. In accordance with SEC rules, the potential payments were determined under the terms of each NEO's respective employment agreement, if any. The terms of these agreements, including the obligations of the NEOs in respect of non-competition, non-solicitation and non-disparagement following termination, are detailed above under "Executive Compensation Agreements" above.

The tables do not include the value of vested but unexercised stock options as of December 31, 2012. The Benefit Continuation expense was calculated using the Company's costs for medical, dental, hospitalization and life insurance coverage for each NEO as in effect on December 31, 2012, except where otherwise specified. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to an NEO or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon an NEO's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, an NEO is entitled to earned but unpaid salary, benefits (including accrued vacation) and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2012, and that there was no accrued vacation at such date.

The tables below sets forth information for Ms. Gersh as if termination occurred on December 31, 2012 under various scenarios. As discussed above, Ms. Gersh stepped down as the Company's Chief Executive Officer and President and resigned from the Company's Board on February 7, 2013. In connection with the terms of her employment agreement, on her departure date of February 7, 2013, Ms. Gersh became vested in any time-based equity awards which were otherwise to vest within one year of her departure date. Accordingly, the following equity became vested on February 7, 2013:

- 100,000 options from the 300,000 options granted on 6/6/2011
- 66,667 options from the 200,000 options granted on 6/6/2012
- 66,667 RSUs from the 200,000 RSUs granted on 6/6/2011
- 25,000 RSUs from the 75,000 RSUs granted on 6/6/2012
- 64,395 RSUs from the 64,395 RSUs granted on 6/6/2012

Further details regarding these equity grants are set forth in the table entitled "Outstanding Equity Awards at Fiscal Year-End 2012."

In accordance with her employment agreement, Ms. Gersh is also entitled to receive cash severance payments of up to a total of 18 months' salary ($1,275,000). Of this amount, 12 months of her base salary ($850,000) was paid in April 2013. The remaining 6 months' salary ($425,000) is due in the form of salary continuation, starting on February 7, 2014, but is subject to offset by compensation received from subsequent employment.

On July 9, 2012 the Company extended Ms. Stewart's employment agreement to June 30, 2017 [2]. Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. Also, under Ms. Stewart's employment agreement, if the Company terminates her employment without "cause" or she terminates her employment for "good reason," she would be entitled to a lump-sum payment equal to the sum of: (a) talent compensation and accrued vacation pay (which for purposes of this table we are assuming is zero) through the date of termination, (b) $3,000,000, and (c) the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement. In such cases, the Company must also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance coverage to which she was otherwise entitled under the agreement. Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years. The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with the Company or solicit its employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment. The non-disparagement provisions, which preclude both the Company and Ms. Stewart from making disparaging or derogatory statements about the other in communications that are public or that, may be reasonably expected to be publicly disseminated to the press or the media, apply during her term of employment and for two years thereafter in all events.

Pursuant to each of their employment agreements, if we terminate either Mr. West or Mr. Taitz without "cause" or he resigns for "good reason," we must pay him (a) a prorated bonus with respect to the cash portion of his bonus for the year of termination (so long as his targets have been met and bonuses are paid generally to similarly situated executives); (b) his base salary for 12 months and (c) continued medical coverage at active employee rates for the earlier of 12 months or the end of his originally scheduled employment term (unless he is earlier eligible to receive subsequent employer-provided coverage). In addition, he will also vest in the portion of the outstanding unvested options and RSUs granted when his employment began (other than those that are performance-based) that would otherwise have vested within (a) if such termination is before a "change of control" of the Company occurs, 12 months and (b) if such termination is after a "change of control" of the Company occurs, 24 months, of the date of termination.

---

[2] On July 9, 2012, the Company extended Ms. Stewart's employment agreement through June 30, 2017. However, the parties have agreed to further negotiate the agreement, with any changes to take effect by July 1, 2013, at the latest. If the parties do not reach mutually acceptable adjustments to the agreement, the Company may allow the agreement to lapse on June 30, 2013 or allow the agreement to continue through June 30, 2017.

All such post-termination payments are subject to his execution of a mutually satisfactory release and compliance with customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under each of their agreements, neither Mr. West nor Mr. Taitz can compete with the Company for a 12-month period after termination. The non-solicitation covenant also extends for 12 months after termination.

			Value of Accelerated Equity Awards [2]		
Lisa Gersh: [1]	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	**1,275,000**	[4]	—	**449,168**	**1,724,168**
Termination by Company without "cause"/by employee for "good reason"	1,275,000	[4]	—	382,352	1,657,352
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

			Value of Accelerated Equity Awards [2]		
Kenneth West: [1]	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	**450,000**	**9,235**	—	**81,668**	**540,904**
Termination by Company without "cause"/by employee for "good reason"	450,000	9,235	—	40,834	500,069
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

			Value of Accelerated Equity Awards [2]		
Martha Stewart:	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control	—	—	**104,125**	—	**104,125**
Termination by Company without "cause"/by employee for "good reason" [5]	8,000,000	13,871	—	—	8,013,871
Termination for cause	—	—	—	—	—
Disability [5]	9,000,000	—	—	—	9,000,000
Death [5]	**9,000,000**	—	—	—	**9,000,000**
All other	—	—	—	—	—

Daniel Taitz: [1]	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control [3]	**450,000**	**9,235**	**—**	**130,668**	**589,903**
Termination by Company without "cause"/by employee for "good reason"	450,000	9,235	—	65,334	524,569
Termination for cause	**—**	**—**	**—**	**—**	**—**
Disability	—	—	—	—	—
Death	**—**	**—**	**—**	**—**	**—**
All other	—	—	—	—	—

Patricia Pollack:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards [2] Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control	**—**	**—**	**4,594**	**36,750**	**41,344**
Termination by Company without "cause" [6]	243,269	—	—	—	243,269
Termination by employee for "good reason"	**—**	**—**	**—**	**—**	**—**
Termination for cause	—	—	—	—	—
Disability	**—**	**—**	**—**	**—**	**—**
Death	—	—	—	—	—
All other	**—**	**—**	**—**	**—**	**—**

(1) The employment agreements for Ms. Gersh, Mr. West and Mr. Taitz provide for a pro rata bonus for the year of termination if performance targets are met and bonuses are paid to similarly situated executives, with such bonuses to be paid at the time such other bonuses are paid, such that no additional bonus amount would have been payable to these individuals as of December 31, 2012.

(2) Based on $2.45, the closing stock price of the Class A Common Stock on December 31, 2012, the last trading day of 2012. The value of the options is the difference between $2.45 and the applicable exercise price. Options with exercise prices that exceeded the closing price would not result in a benefit had the vesting of these options been accelerated, and therefore such options are not included in the table.

(3) Represents amounts payable in lieu of amount payable upon a "Termination by Company without 'cause'/by employee for 'good reason'" if the "Termination by Company without 'cause'/ by employee for 'good reason'" occurs after a "change in control."

(4) Under her employment agreement, Ms. Gersh would be entitled to continued medical coverage at active employee rates. She is not currently receiving such coverage but if she did elect to do so, the estimated maximum cost to the Company would be $16,253 in connection with a "Termination by Company without 'cause'/ by employee for 'good reason'" either before or after a "change in control."

(5) Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until June 30, 2017. While the Company has the right under certain circumstances to terminate the term of her employment agreement effective as of June 30, 2013, amounts in the table reflect the full talent compensation without reduction). Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years. The above table does not include

any value for use of automobiles and drivers, offices and assistants by Ms. Stewart for a three-year period following such a termination, or payments that would result from the simultaneous termination of the Intangible Asset License Agreement or payments due under the Intellectual Property License Agreement. For more information, see "Certain Relationships and Related Person Transactions – Transactions with Martha Stewart."

(6) Under the Company's severance policy at December 31, 2012, Ms. Pollack was entitled to 23 weeks of salary, subject to execution of a release in favor of the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of April 16, 2013 (unless otherwise noted), information relating to the beneficial ownership of our Common Stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of any class of our voting securities, (2) each of our directors, (3) each of the NEOs and (4) all of our current executive officers and directors as a group. Except as otherwise indicated, the address of each is 601 West 26th Street, New York, New York 10001.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing each of the Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock (and all directors and executive officers as a group), but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder.

	Series A Preferred Stock		Class A Common Stock (1)		Class B Common Stock (1)	
Name	Share	%	Shares	%	Shares	%
Martha Stewart	**—**	**—**	**28,711,571** (2)	**41.5**	**25,984,625**	**100.0**
Alexis Stewart	—	—	28,686,192 (3)	41.4	25,984,625	100.0
Martha Stewart Family Limited Partnership	**—**	**—**	**25,984,625** (4)	**38.6**	**25,984,625**	**100.0**
J.C. Penney Company, Inc.	1	100.0	11,000,000 (5)	26.6	—	—
BlackRock, Inc.	**—**	**—**	**1,693,900** (6)	**4.1**	**—**	**—**
Charlotte Beers	—	—	183,877 (7)	*	—	—
Frederic Fekkai	**—**	**—**	**112,712** (8)	*****	**—**	**—**
Arlen Kantarian	—	—	151,692 (9)	*	—	—
Charles Koppelman	**—**	**—**	**2,379,617** (10)	**5.6**	**—**	**—**
William Roskin	—	—	140,602 (11)	*	—	—
Margaret Smyth	**—**	**—**	**30,100** (12)	*****	**—**	**—**
Kenneth West	—	—	—	—	—	—
Daniel Taitz	**—**	**—**	**—**	**—**	**—**	**—**
Patricia Pollack	—	—	96,868 (13)	*	—	—
All directors and executive officers as a group (11 persons)			**29,488,547** (14)	**42.4**	**25,984,625**	**100.0**

* The percentage of shares beneficially owned does not exceed 1%.

(1) The total voting power in the election of directors of the Company (other than the Series A designees) consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock

(having 10 votes per share). As of April 16, 2013, Martha Stewart held 86.6% of the voting power, Alexis Stewart held 86.6% of the voting power, the Martha Stewart Family Limited Partnership ("MSFLP") held 86.3% of the voting power and J.C. Penney held 3.7% of the voting power. No other holder beneficially owned in excess of 1% of the voting power.

(2) These shares include (i) 4,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 1,924,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 25,984,625 shares of Class B Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, each of which is convertible at the option of the holder into one share of the Class A Common Stock, (b) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee and (c) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(3) Includes 1,105 shares of Class A Common Stock and 51,250 shares subject to exercisable options, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,912,725 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time, and a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 4,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 1,924,000 shares of Class A Common Stock owned by Martha Stewart that are subject to exercisable options, and (iii) 25,984,625 of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of 25,984,625 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) Consists of 11,000,000 shares of Class A Common Stock, which J.C. Penney holds sole voting power and sale disposition power indirectly through control of J.C. Penney, a wholly owned subsidiary. The address of J.C. Penney is 6501 Legacy Drive, Plano, TX 75024.

(6) Consists of 1,693,900 shares of Class A Common Stock, which BlackRock holds sole voting power and sale disposition power. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Consists of 103,460 shares of Class A Common Stock and options to acquire 80,417 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 68,871 shares of Class A Common Stock and options to acquire 43,841 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 81,185 shares of Class A Common Stock and options to acquire 70,507 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 1,142,117 shares of Class A Common Stock and options to acquire 1,237,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Mr. Koppelman's address is 1330 Avenue of the Americas, New York, NY 10019.

(11) Consists of 70,451 shares of Class A Common Stock and options to acquire 70,151 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(12) Consists of 30,100 shares of Class A Common Stock.

(13) Consists of 34,918 shares of Class A Common Stock and options to acquire 61,950 shares of Class A Common Stock that are exercisable or will become exercisable with 60 days.

(14) Includes options to acquire 28,274,182 shares of Class A Common Stock as of April 16, 2013 or within 60 days.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and procedures regarding transactions with related persons

In July 2010, the Company adopted written related-person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each) or any entity in which any related person is employed, is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest.

Under the related person policies and procedures, the related person or the employee responsible for the proposed related person transaction must notify the Chief Financial Officer or the General Counsel of the facts and circumstances of the proposed transaction with a related person. The Chief Financial Officer or the General Counsel, as applicable, will determine whether the proposed transaction constitutes a related person transaction. For purposes of this determination, a "related person transaction" is any transaction arrangement or relationship in which the Company is a participant and any related person has or will have a direct or indirect interest. If the transaction is determined to be a related person transaction, the Chief Financial Officer or the General Counsel, as applicable, will then determine whether the aggregate amount of such transaction exceeds $9,500. If the proposed transaction does not exceed $9,500, the Chief Financial Officer or the General Counsel, as applicable, may approve the transaction, but must present a list of all such transactions to the Audit Committee at the next regularly scheduled quarterly meeting. If the proposed transaction exceeds $9,500, it will be submitted to the Audit Committee for pre-approval. The Audit Committee will consider all of the relevant facts and circumstances of the proposed transaction in making its determination, including the benefits to the Company, the availability of other comparable products or services, the terms of the proposed transaction and whether the transaction is in the ordinary course of the Company's business. The policies and procedures provide that such transactions will only be approved if they are in, or not inconsistent with, the best interests of the Company. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

All related person transactions for 2012 were approved consistent with the foregoing policy.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE. SEC regulations currently generally require disclosure with respect to transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest.

Transactions with Martha Stewart

Intangible Asset License Agreement

We are party to an intangible asset license agreement (the "IAL agreement") with Lifestyle Research Center, LLC ("LRC") (formerly known as MS Real Estate Management Company), an entity owned by Martha Stewart. Pursuant to the IAL, the Company pays an annual fee of $2.0 million to LRC for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement.

In July 2012, the parties agreed to extend the IAL agreement until June 30, 2013, rather than expiring on September 30, 2012. If the Company chooses to allow the April 2009 employment agreement to continue in effect after June 30, 2013, the IAL agreement will be automatically extended until June 30, 2017. LRC is responsible, at its expense, to maintain and landscape the real properties in a manner consistent with past practices; provided, however, that we are responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and must reimburse LRC for up to $0.1 million of approved and documented household expenses. In 2012, the Company reimbursed LRC $0.03 million for approved and documented household expenses. In each of the years ended December 31, 2011 and 2010, the Company reimbursed LRC $0.1 million for these expenses.

We also reimbursed LRC for certain costs borne by LRC associated with various Company business activities which were conducted at properties covered by the IAL agreement. During 2012 and 2010, the Company reimbursed LRC $0.03 million and $0.1 million for these. During 2011, reimbursements for these costs were insignificant.

The IAL agreement will terminate on any termination of Ms. Stewart's employment. If we terminate Ms. Stewart's employment without "cause" or she terminates her employment for "good reason," each as defined in her April 2009 employment agreement, we will be required to immediately pay any unpaid fees that would be due through the extension of June 30, 2013. If we terminate Ms. Stewart for "cause" or she terminates without "good reason", no payments beyond the date of termination are required.

Intellectual Property License and Preservation Agreement

We entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart dated as of October 22, 1999, pursuant to which Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control the Company, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control the Company.

In the event that we terminate Ms. Stewart's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contain various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

Transactions with J.C. Penney

On December 6, 2011, the Company and J.C. Penney, the principal operating subsidiary of J.C. Penney Company, Inc., entered into the following agreements, each dated as of December 6, 2011: (i) the J.C. Penney/MSLO Agreement (the "Commercial Agreement"), (ii) the Securities Purchase Agreement (the "Securities Purchase Agreement") and (iii) the Investor Rights Agreement (the "Investor Rights Agreement").

Commercial Agreement

The Commercial Agreement became effective upon execution, and provides for an initial term that will expire on January 28, 2023, unless earlier terminated in accordance with its terms. Pursuant to the Commercial Agreement, J.C. Penney will sell certain Martha Stewart-designed and branded home products (the "Products") through *www.jcp.com* and in J.C. Penney stores throughout the United States, with the initial Product launch scheduled for May 2013. Except for the Company's current licensing relationships, the Commercial Agreement prohibits the Company from licensing certain home product categories to specified retailers.

The Commercial Agreement was subsequently amended in July 2012 to add certain additional categories of Products. J.C. Penney is required to pay us a commission on all Product sales. The commission rate payable to us is within the range of commissions earned from similar programs in which we participate with non-related party partners. J.C. Penney is obligated to make minimum guaranteed payments against commissions generated on sales of the Products. The minimum guaranteed payment for any year is subject to increase if the actual commissions from the prior year exceed the minimum guaranteed payment for such year by a specified percentage. The Commercial Agreement also requires J.C. Penney to pay an annual design fee to us and to commit to an annual marketing spend to promote the Products, some of which must be spent to advertise in our properties.

Securities Purchase Agreement

The Securities Purchase Agreement provided for the purchase by J.C. Penney from the Company of 11,000,000 newly issued shares (the "Purchased Shares") of Class A Common Stock and the Preferred Share (together with the Purchased Shares,

the "Purchased Securities") for an aggregate purchase price of $38,500,000 on December 5, 2011. As of December 31, 2012, J.C. Penney holds an approximate 16.4% investment in the Company's total Class A and Class B Common Stock outstanding.

The Securities Purchase Agreement includes various customary representations, warranties, covenants and agreements, including a covenant that the proceeds of such issuance may be used for, among other things, the payment of a special one-time dividend to holders of shares of the Common Stock in an amount not to exceed $0.25 per share. The Company is obligated to indemnify J.C. Penney and certain related entities for damages arising out of or based upon breaches of representations, warranties, covenants and agreements by the Company, subject to customary exceptions and limitations on such obligations included in the Securities Purchase Agreement.

Investor Rights Agreement

The Investor Rights Agreement provides J.C. Penney with certain registration rights and includes agreements with respect to J.C. Penney's ownership of shares of Common Stock and other actions related to the Company.

Under the Investor Rights Agreement, the holders of a majority of the Purchased Shares (and shares otherwise acquired by J.C. Penney) may request the registration of Class A Common Stock held by them up to three times, beginning on the earlier of the third anniversary of the Investor Rights Agreement or the first date upon which the members of the Board that are independent directors under the NYSE plus, without duplication, the Series A Designees, constitute less than a majority of the Board. J.C. Penney will also generally be permitted to request that the Company register all or a portion of its shares of Class A Common Stock whenever the Company registers any equity securities for public sale (a "piggyback registration"), subject to the procedures and conditions set forth in the Investor Rights Agreement.

During the "Standstill Period" (as defined below), J.C. Penney may only transfer the shares of Class A Common Stock or any equivalent derivative positions ("Synthetic Long Positions") to (i) certain affiliated entities, (ii) in connection with a third party tender or exchange offer, merger or similar transaction recommended, approved by or not opposed by the Board or (iii) in an open market transaction or registration statement or otherwise (other than in contravention of the restriction described in clause (ii)) provided that any such transfer is not to any person or "group" that would thereafter, to J.C. Penney's knowledge, own shares or Synthetic Long Positions representing more than 5% of the outstanding shares of the Common Stock.

Until the earlier of termination of the Standstill Period or the date on which J.C. Penney is no longer entitled to designate one or more of the Series A Designees for election to the Board, J.C. Penney and certain of its affiliates (the "J.C. Penney Group") will cause all shares of the Common Stock owned by the J.C. Penney Group (i) to be counted as present at any meeting where directors of the Company are to be elected by holders of the Common Stock and (ii) to be voted for or against each nominee in the same proportion as the votes cast by the other holders of the Common Stock. In addition, to the extent the Series A Preferred Stock is entitled to vote separately as a class (other than with respect to (i) the election or removal of the Series A Designees, (ii) an amendment to the certificate of incorporation of the Company (the "Certificate of Incorporation") or the Certificate of Designations that adversely affects the preferences, rights, privileges or powers of the Series A Preferred Stock or authorizes the issuance of any additional shares of Series A Preferred Stock (other than as provided in clause (iii) below) or (iii) any binding share exchange or reclassification involving the Series A Preferred Stock, or any merger or consolidation of the Company, the terms of which do not ensure that such transaction will be consummated without contravening or conflicting with the provisions of the Certificate of Designations addressing reclassification of the Series A Preferred Stock), the J.C. Penney Group will cause the Preferred Share to be counted as present at any meeting and to be voted (x) in the case of a matter on which the other holders of the Common Stock are entitled to vote, in the same manner as a majority of the votes cast by the other holders of the Common Stock and (y) in the case of a matter on which the other holders of the Common Stock are not entitled to vote, in favor of the recommendation of the Board with respect to such matter.

During the Standstill Period, so long as J.C. Penney and its affiliates have complied with their obligations under the Investor Rights Agreement and the Securities Purchase Agreement, the Company will not, without J.C. Penney's consent, put in place a stockholder rights plan or similar poison pill that would prohibit J.C. Penney, its parent company and any wholly owned subsidiary of its parent company, any person of which J.C. Penney and its parent company are wholly owned subsidiaries and any other wholly owned subsidiary of any such person, and any controlled affiliate of any of the foregoing (the "Standstill Entities") from having beneficial ownership or acquiring shares of the Common Stock or any Synthetic Long Position representing no more than 25% of the total voting power and then-outstanding shares of the Common Stock.

During the Standstill Period, the Standstill Entities will not, without the prior written consent of the Board, directly or indirectly, (i) effect, initiate or encourage, or take certain other actions involving a third party, in connection with (A) any acquisition that would increase the Standstill Entities' beneficial ownership to more than 25% of the total voting power or then-outstanding shares of the Common Stock; (B) acquisition of more than 5% of the consolidated assets of the Company and its subsidiaries; (C) acquisition of Company indebtedness; or (D) a tender or exchange offer, merger or other business combination

involving the Company or any of its subsidiaries, or other sale, lease or other disposition of assets of the Company and its subsidiaries representing all or substantially all of the consolidated assets of the Company; (ii) generally make or participate in a solicitation of proxies to vote the Common Stock; (iii) grant a proxy or enter into any voting arrangement with respect to the voting of the Common Stock other than in accordance and consistent with the recommendation of the Board; (iv) seek to obtain representation on the Board beyond the Series A Designees; (v) participate in a group in respect of the prohibited activities; (vi) take certain actions with any third party in respect of the prohibited activities; (vii) make a public announcement of its intention or desire to engage in any of the prohibited activities or of how it would vote with respect to any matter submitted to a vote of the holders of the Common Stock, or take any action that could reasonably be expected to require public disclosure regarding prohibited actions, including a Series A Designee resigning or failing to stand for reelection; or (viii) request, propose or otherwise seek amendment or waiver of the prohibited activities. Other than the prohibition on public announcement, the prohibitions (1) do not limit any Series A Designee from acting in his or her capacity as a director; (2) do not limit any Standstill Entity from transferring or disposing of Class A Common Stock in accordance with the Investors Rights Agreement, or from participating in a "group" composed of, or having discussions or entering into arrangements with, other Standstill Entities; (3) do not limit any confidential, non-public communications among persons associated with any Standstill Entities; and (4) do not limit any Standstill Entity from voting (I) against any proposal of a third party regarding a merger or other business combination or determining not to tender or exchange any securities pursuant to any tender or exchange offer, regardless of whether supported by the Board (except for its voting obligations in respect of the Series A Preferred Stock) or (II) in favor of any matter recommended by the Board for approval by the holders of Common Stock.

The "Standstill Period" will extend until the earliest of (i) December 6, 2015; (ii) the Company or the Board approving or recommending that the stockholders approve or convey their shares pursuant to certain proposals by third parties with respect to extraordinary transactions with the Company ("Acquisition Proposal") or entry by the Company or a subsidiary into a definitive agreement with respect to an Acquisition Proposal; (iii) termination of the Commercial Agreement as a result of a determination by a court of competent jurisdiction that the Company had materially breached the Commercial Agreement in such a manner as would give rise to J.C. Penney's right of termination; (iv) any person or "group" other than J.C. Penney and its affiliates acquiring or announcing its intent to acquire beneficial ownership of 25% or more of the Common Stock (or if the group includes Martha Stewart and her affiliates, 75% or more), if the Board does not publicly object to, recommend against or announce it does not intend to approve the transaction with such person or group; (v) the first day the J.C. Penney Group and their respective affiliates has not beneficially owned and/or had a Synthetic Long Position with respect to more than 5% of the outstanding shares of Class A Common Stock or total voting power for any 6-month period on a continuous basis or not had a Series A Designee on the Board for any 6-month period on a continuous basis; (vi) the commencement of a bankruptcy or similar proceeding or appointment of a receiver or similar official; or (viii) the Company or certain material subsidiaries commence or consent to liquidation, apply for or consent to the appointment of a receiver or similar official, file an answer admitting the material allegations of a petition or make a general assignment for the benefit of creditors.

Rights under Certificate of Designations

The Certificate of Designations provides that the holder of the Series A Preferred Stock (the "Holder") will initially be entitled to designate for election and elect two individuals to the Board. For as long as the Holder is entitled to designate two Series A Designees, if the size of the Board is increased to fifteen or greater, then the number of Series A Designees will be increased to the number (rounding down to the nearest whole number) resulting from multiplying (x) the percentage of then-outstanding shares of the Common Stock owned by the J.C. Penney Group by (y) the number of directors comprising the Board. The Holder will only continue to be entitled to designate two or more Series A Designees for as long as the J.C. Penney Group owns all of the Purchased Shares (and has not entered into certain hedging transactions related to the Class A Common Stock (a "Hedging Transaction")), subject to certain dispositions required to comply with applicable law. If the J.C. Penney Group no longer owns all of the Purchased Shares (or has entered into a Hedging Transaction), the Holder may designate one Series A Designee, for as long as the J.C. Penney Group owns at least 66 2/3% of the Purchased Shares (and has not entered into a Hedging Transaction with respect to such shares). Following the first time that the J.C. Penney Group fails to own at least 66 2/3% of the Purchased Shares (reduced by the number of Purchased Shares subject to a Hedging Transaction), the Holder will no longer have the right to designate Series A Designees for election to the Board.

Subject to applicable law and securities exchange rules and regulations, at any time during which the Holder has the right to designate two or more Series A Designees, there will be at least one Series A Designee included as a member of any committee of the Board, except for special committees established for potential conflict of interest situations the nature of which is such that membership thereon by a Series A Designee would be inappropriate, as determined in good faith by the Board, and except that only Series A Designees who qualify under the applicable rules and regulations of the applicable securities exchange and the Securities and Exchange Commission may serve on committees where such qualification is required.

In addition to any other vote or consent of a holder of the Series A Preferred Stock as required by law or by the Certificate of Incorporation, without the prior written consent of the Holder, the Company will not amend, alter or repeal (whether by amendment, merger or consolidation or otherwise) any provision of the Certificate of Incorporation or the Certificate of Designations to adversely affect the Series A Preferred Stock or authorize the issuance of additional shares of Series A Preferred Stock; provided that any amendment or alteration to the Certificate of Incorporation or any related certificate of designations to (i) increase the number of authorized shares of any class or series of capital stock of the Company (other than the Series A Preferred Stock) or (ii) incorporate the terms of a new class or series of capital stock of the Company that does not modify the rights and obligations of the Series A Preferred Stock set forth in the Certificate of Designations, will not be deemed to adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock.

Upon the occurrence of a binding share exchange, reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company, so long as the J.C. Penney Group owns all of the Purchased Shares (and has not entered into a Hedging Transaction), other than certain dispositions required to comply with applicable law, the Holder will continue to have the right to designate one or more directors to the Company or such surviving or resulting entity, subject to certain conditions regarding the J.C. Penney Group's ownership of the Company or such surviving or resulting entity immediately following the consummation of such transaction.

The Series A Preferred Stock will be cancelled upon the earliest to occur of (i) the date, if any, on which share(s) of Series A Preferred Stock are not owned of record and beneficially by the J.C. Penney Group, (ii) the date, if any, on which the Holder no longer has the right to designate any Series A Designees and (iii) the date, if any, on which the Company's remaining assets following the dissolution and winding up of the Company have been distributed.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Holder is entitled to receive for each share of Series A Preferred Stock held thereby, an amount equal to $0.01 (as adjusted for any stock dividends, combinations, splits or the like with respect to such shares), before any payment or distribution is made in respect of any Common Stock.

Other Relationships

On March 16, 2013, the Board retained Mr. Koppelman as a consultant to assist in the mediation of a commercial dispute. For his services, the Board agreed to pay him $50,000 in cash and 10,000 shares of Class A Common Stock. Should the dispute be settled, Mr. Koppelman will receive an additional 40,000 shares of Class A Common Stock.

Alexis Stewart, Ms. Stewart's daughter, received medical benefits at an active employee rate in 2012. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President of the Company and received $176,960 in compensation in 2012, excluding equity-based compensation. Laura Plimpton, Ms. Stewart's sister, is a blogger for the company and received $92,596 in compensation in 2012.

In 2012, the Company paid Jennifer Koppelman Hutt, Mr. Koppelman's daughter, severance in the amount of $66,000.

Item 14. Principal Accountant Fees and Services.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of the Company's financial statements, the Company's independent auditor's qualifications and independence, the performance of the Company's independent auditor and the Company's compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for the Company's 2012 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor as specified in its charter. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Margaret Smyth (Chairperson)
William Roskin
Frederic Fekkai

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. Our Audit Committee has appointed Ernst & Young as our independent registered public accounting firm to perform the audit of our financial statements for 2013.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2012 and 2011 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2012 and 2011.

	2012	2011
Audit fees (1)	**$797,100**	**$824,900**
Audit-related fees (2)	28,000	33,600
Tax fees (3)	**68,809**	**37,195**

(1) Audit fees include charges for audits of financial statements and internal control over financial reporting.

(2) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.

(3) Principally for corporate income tax compliance ($42,000 in 2012 and $27,434 in 2011), tax audits ($9,314 in 2012) and miscellaneous tax matters ($17,495 in 2012 and $9,761 in 2011).

All audits, audit-related services and tax services performed in 2012 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services on an annual basis and it also requires separate pre-approval for individual engagements anticipated to exceed pre-established thresholds. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

Item 15. Exhibits, Financial Statements and Schedules

List of Exhibits. The following is a list of exhibits filed as a part of this Annual Report on Form 10-K/A.

Exhibit Number		Exhibit Title
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* Indicates filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 18, 2013

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ DANIEL TAITZ

Daniel Taitz

Interim Principal Executive Officer

EXHIBIT INDEX

Exhibit Number		Exhibit Title
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1

Certification

I, Daniel Taitz, certify that:

1. I have reviewed this Amendment to the Annual Report on Form 10-K/A of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2013

/s/ Daniel Taitz

Chief Administrative Officer and General Counsel

(Interim principal executive officer)

EXHIBIT 31.2

Certification

I, Kenneth P. West, certify that:

1. I have reviewed this Amendment to the Annual Report on Form 10-K/A of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2013

/s/ Kenneth P. West

Chief Financial Officer
(principal financial officer)